As filed with the Securities and Exchange Commission on October 14, 2003
Registration Statement No. 333-108530

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MARLIN BUSINESS SERVICES CORP.

(Exact name of Registrant as specified in its charter)

Pennsylvania	6172	38-3686388
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(IRS Employer Identification Number)

124 Gaither Drive, Suite 170

Mount Laurel, NJ 08054
(888) 479-9111
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

George D. Pelose

Senior Vice President and General Counsel
124 Gaither Drive, Suite 170
Mount Laurel, NJ 08054
(888) 479-9111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James W. McKenzie, Jr. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 (215) 963-5000	Brian J. Fahrney Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, IL 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of the
Title of Each Class of	Aggregate Offering	Registration
Securities to Be Registered	Price(1)	Fee

Common Stock, $0.01 par value	$75,900,000	$6,141(2)

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	The Registrant has previously paid a fee of $4,854 in connection with the registration of securities having an offering price of up to $60,000,000 upon the initial filing of this Registration Statement. The remaining portion of the fee of $1,287 is being paid in connection with this filing for an additional $15,900,000 of securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 14, 2003

4,400,000 Shares MARLIN BUSINESS SERVICES CORP. Common Stock $ per share

•	Marlin Business Services Corp. is offering 3,113,267 shares and selling shareholders are offering 1,286,733 shares. We will not receive any proceeds from the sale of our shares by the selling shareholders.

•	We anticipate that the initial public offering price will be between $13 and $15 per share.

•	This is our initial public offering and no public market currently exists for our shares.

•	Proposed trading symbol: Nasdaq National Market — MRLN

This investment involves risk. See “Risk Factors” beginning on page 9.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Marlin Business Services Corp.	$	$
Proceeds to selling shareholders	$	$

The underwriters have a 30-day option to purchase up to 467,988 additional shares of common stock from us and 192,012 additional shares of common stock from certain of the selling shareholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray	William Blair & Company

The date of this prospectus is                     , 2003.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the consolidated financial statements and related notes included in this prospectus.

Business of Marlin Business Services Corp.

We are a nationwide provider of equipment leasing solutions primarily to small businesses. We finance over 60 categories of commercial equipment important to our end user customers including copiers, telephone systems, computers and certain commercial and industrial equipment. Our average lease transaction is approximately $8,000 and we typically do not exceed $150,000 for any single lease transaction. This segment of the equipment leasing market is commonly referred to in the leasing industry as the small-ticket segment. We access our end user customers through our existing network of over 6,800 independent equipment dealers and, to a lesser extent, through relationships with lease brokers and the direct solicitation of existing end user customers. Our telephonic sales model and fully integrated account origination platform provide us with the ability to efficiently contact and service our origination sources and end user customers. As of June 30, 2003, we serviced approximately 73,000 active equipment leases having a total original equipment cost of $569.9 million for approximately 60,000 end user customers.

We were founded in June 1997 by a group of seasoned finance professionals having an average of 15 years of experience providing financing solutions to small businesses. This experience has enabled us to develop and effectively implement a business model that allows us to efficiently originate and process a large volume of small-ticket transactions while managing credit risk through various economic cycles.

The independent equipment dealers through whom we originate a significant portion of our lease transactions have generally not had their financing needs adequately served for two principal reasons. First, large commercial finance companies and large commercial banks typically target their marketing efforts directly toward equipment manufacturers and larger distributors, rather than toward independent equipment dealers. Second, regional banks and middle-market finance companies typically do not have an integrated business model that is competitive in our high-volume, low-balance segment of the market. Our primary focus in building our base of origination sources is to establish relationships with independent equipment dealers to meet their need for high quality, reliable and convenient point-of-sale financing solutions. Our personalized service approach provides equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, enabling them to sell more equipment and provide better customer service. Each of our sales account executives acts as the single point of contact for his or her origination sources, which we believe differentiates us in the marketplace.

We have achieved strong financial results over the past three fiscal years, with net income increasing from $1.6 million for the year ended December 31, 2000 to $4.5 million for the year ended December 31, 2002. The primary contributing factor to our growth in net income has been the growth in our lease portfolio. Our net investment in direct financing leases grew from $172.5 million at December 31, 2000 to $337.4 million at December 31, 2002. Our growth has continued into 2003. For the six months ended June 30, 2003, our net income was $3.6 million compared to net income of $2.1 million for the same period in 2002. Likewise, our net investment in direct financing leases has grown from $298.3 million at June 30, 2002 to $372.9 million at June 30, 2003.

We have achieved growth in our net income and lease portfolio while maintaining strong asset quality. Our net charge-offs as a percentage of average net investment in direct financing leases was 2.06% for 2002 and

1.91% on an annualized basis for the six months ended June 30, 2003. The delinquency rate on our leases greater than 60 days delinquent was 0.64% of the minimum lease payments receivable at June 30, 2003 and 0.86% at December 31, 2002. Based on industry data for the small-ticket leasing segment of the equipment financing industry compiled by the Equipment Leasing Association of America (“ELA”), our delinquencies and net charge-offs are below industry averages.

Industry Overview

Lease financing in the United States represents a highly diversified, large market opportunity. The equipment leasing market is divided into three segments, which are differentiated by the cost of the equipment: small-ticket, middle-market and large-ticket. We compete in the small-ticket segment of the equipment leasing market, which is comprised of lease transactions in which the cost of the equipment is less than $250,000. According to the ELA’s most recent estimates, the small-ticket segment accounted for approximately 30% of the total new leasing volume originated in 2001. Applying this percentage to the ELA’s $208.0 billion estimate of 2003 total leasing volume results in a small-ticket market size of approximately $62.4 billion in 2003. Based upon this data and our industry experience, we estimate the size of the portion of the small-ticket leasing market in which we operate to be approximately $12 to $15 billion in 2003, of which we have less than a 2% market share.

Our Competitive Strengths

We believe several characteristics distinguish us from our competitors, including our:

•	Multiple sales origination channels. We effectively use multiple sales origination channels to penetrate the highly diversified and fragmented small-ticket equipment leasing market. We directly solicit our origination sources and end user customers and we secure preferred financing endorsements from national equipment manufacturers and distributors. These direct origination channels account for 66% of our originations. The remaining 34% of our originations are derived through relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell us leases that they originated.

•	Highly effective account origination platform. We have developed a fully integrated account origination platform that enables us to solicit, process and service a large number of small-ticket transactions.

•	Comprehensive credit process. We underwrite every origination source, end user customer and transaction.

•	Portfolio diversification. As of June 30, 2003: 1) our average lease transaction was approximately $8,000; 2) no single end user customer accounted for more than 0.07% of our portfolio; 3) the largest origination source accounted for only 2.9% of our portfolio; 4) we originated leases through approximately 7,600 different origination sources; 5) we financed over 60 equipment categories; and 6) we had leases with customers in all 50 states and the District of Columbia.

•	Fully integrated information management system. We have integrated numerous information technology solutions to optimize our origination, credit, collection and account servicing functions.

•	Access to multiple funding sources. We currently maintain a $32.5 million revolving bank facility and two commercial paper conduit warehouse facilities which provide us with an additional $200.0 million of credit availability. We have also successfully accessed the asset-backed term securitization market, having completed five on-balance-sheet term note securitizations. At June 30, 2003, we had $220 million available under our revolving bank facility and the CP conduit warehouse facilities. Our capital structure is highly leveraged and we expect to use a substantial amount of this availability to originate our leases until such time that it is refinanced through a term note securitization.

•	Experienced management team. We have an experienced management team averaging 15 years of expertise in providing financing solutions to small businesses.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing solutions primarily to small businesses by pursuing a strategy focused on the following organic growth initiatives:

•	Expand and enhance our relationships with origination sources. We believe we can create additional lease financing opportunities by increasing our new origination source relationships and further penetrating our existing origination sources.

•	Increase portfolio of repeat customers. As of June 30, 2003, approximately 12% of our end user customers have transacted more than one lease with us. In 2002, we implemented a targeted program of directly soliciting our existing end user customers to increase the percentage who have more than one lease with us.

•	Strategic regional expansion. We believe that we can increase originations in certain regions of the country by establishing offices in identified regional locations.

•	Expand product offerings. We believe we can leverage our existing relationships with approximately 60,000 active end user customers by offering them additional products and services related to the financial services we provide.

Risk Factors

An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 9.

Office Location

Our principal executive office is located at 124 Gaither Drive, Suite 170, Mount Laurel, New Jersey 08054, and our telephone number is (888) 479-9111. Our website address is www.marlinleasing.com. The information found on our website is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

Reorganization

We formed Marlin Leasing Corporation as a Delaware corporation in June 1997 and have conducted our operations through that entity since that time. On or prior to the completion of this offering, we will reorganize our corporate structure such that Marlin Leasing Corporation will become a wholly owned subsidiary of Marlin Business Services Corp., a newly formed Pennsylvania holding company. Investors in this offering will purchase shares of common stock of Marlin Business Services Corp.

Prior to the reorganization, Marlin Business Services Corp. did not commence operations and did not have any assets or liabilities. Accordingly, the consolidated financial statements included in this prospectus are the financial statements of Marlin Leasing Corporation.

In this prospectus, references to the “Company”, “we”, “us” and “our” refer to Marlin Business Services Corp. and its wholly owned subsidiaries after giving effect to this reorganization, unless the context otherwise requires.

The Offering

Common Stock Offered:

By Marlin Business Services Corp.		3,113,267	shares
By selling shareholders		1,286,733	shares(1)

Total		4,400,000	shares
Common stock outstanding after the offering		10,745,622	shares(2)
Offering price	$		per share
Use of proceeds	We intend to use the net proceeds from this offering:
		•	to repay our outstanding subordinated debt totaling $10.0 million, plus accrued interest;
		•	to pay approximately $6.0 million of accrued dividends owed on our preferred stock; and
		•	for general corporate and working capital purposes.
	We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling shareholders.
Proposed Nasdaq National Market symbol		MRLN

The number of shares of our common stock outstanding after this offering excludes 2,100,000 shares of our common stock reserved for issuance under our 2003 Equity Compensation Plan, of which 943,760 shares are currently issuable upon exercise of outstanding options at a weighted average exercise price of $4.52 per share and 134,500 shares will be issuable upon the exercise of options granted at the time of this offering at an exercise price equal to the initial public offering price.

This prospectus describes our company after giving effect to our reorganization, which will be completed on or prior to the completion of this offering. Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	all outstanding shares of our preferred stock and our outstanding warrants have been converted into, or exercised for, 5,856,198 shares of common stock in connection with our reorganization; and

•	no outstanding options have been exercised since June 30, 2003, except for options to purchase 60,655 shares that we expect to be exercised by a selling shareholder in connection with this offering.

Summary Financial Data

The following financial information should be read together with the financial statements and notes thereto and the “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in thousands, except per share data)
Statement of Operations Data:
Interest and fee income	$615	$7,332	$22,648	$36,404	$46,664	$21,936	$26,828
Interest expense	436	2,622	11,607	16,881	17,899	8,199	8,459

Net interest and fee income	179	4,710	11,041	19,523	28,765	13,737	18,369
Provision for credit losses	5	1,268	2,497	5,918	6,850	3,523	3,770

Net interest and fee income after provision for credit losses	174	3,442	8,544	13,605	21,915	10,214	14,599
Insurance and other income	1,802	489	1,823	2,086	2,725	1,271	1,628

	1,976	3,931	10,367	15,691	24,640	11,485	16,227
Salaries and benefits	1,200	2,058	3,660	5,306	8,109	3,671	4,851
General and administrative	831	3,450 (2)	3,419	4,610	5,744	2,638	3,505
Financing related costs	71	562	939	1,259	1,618	805	710
Change in fair value of warrants (1)	—	21	(101)	(208)	908	482	779

Income (loss) before income taxes and cumulative effect of change in accounting principle	(126)	(2,160)	2,450	4,724	8,261	3,889	6,382
Income tax (benefit) provision	(47)	(818)	881	1,693	3,731	1,779	2,829

Income (loss) before cumulative effect of change in accounting principle	(79)	(1,342)	1,569	3,031	4,530	2,110	3,553
Cumulative effect of change in accounting principle, net of tax	—	—	—	(311)	—	—	—

Net income (loss)	(79)	(1,342)	1,569	2,720	4,530	2,110	3,553
Preferred stock dividends	(311)	(663)	(825)	(1,243)	(1,781)	(890)	(953)

Net income (loss) attributable to common stockholders	$(390)	$(2,005)	$744	$1,477	$2,749	$1,220	$2,600

Income (loss) per common share before cumulative effect of change in accounting principle — basic	$(0.22)	$(1.11)	$0.40	$0.96	$1.61	$0.68	$1.54
Cumulative effect of change in accounting principle	—	—	—	(0.17)	—	—	—

Net income (loss) per common share — basic	$(0.22)	$(1.11)	$0.40	$0.79	$1.61	$0.68	$1.54
Weighted average shares — basic	1,739,445	1,801,506	1,852,890	1,858,858	1,703,820	1,792,183	1,692,487
Income (loss) per common share before cumulative effect of change in accounting principle — diluted	$(0.22)	$(1.11)	$0.30	$0.49	$0.63	$0.29	$0.50

Cumulative effect of change in accounting principle	—	—	—	(0.05)	—	—	—

Net income (loss) per common share — diluted	$(0.22)	$(1.11)	$0.30	$0.44	$0.63	$0.29	$0.50
Weighted average shares — diluted	1,739,445	1,801,506	5,178,072	6,234,437	7,138,232	7,196,557	7,151,591

footnotes appear on page 7

	Year Ended	Six Months Ended
	December 31, 2002	June 30, 2003

	(dollars in thousands, except per share
	data)
Pro Forma Disclosure(3):
Pro forma net income	$5,438	$4,332
Pro forma net income per common share — basic	$0.71	$0.57
Pro forma weighted average shares — basic	7,678,523	7,609,339
Pro forma net income per common share — diluted	$0.70	$0.55
Pro forma weighted average shares — diluted	7,777,283	7,808,175

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in thousands)
Operating Data:
Total new leases originated	3,746	11,154	20,010	23,207	25,368	12,387	14,390
Total equipment cost	$28,160	$81,257	$141,711	$171,378	$203,458	$98,590	$110,294
Average net investment in direct financing leases(4)	9,001	48,748	125,470	209,404	288,396	266,813	343,851
Weighted average interest rate (implicit) on new leases originated(5)	16.06%	15.43%	16.60%	15.82%	14.17%	14.22%	14.33%
Interest income as a percent of average net investment in direct financing leases (4)	1.91	11.31	14.52	14.00	13.09	13.28	12.67
Interest expense as percent of average interest bearing liabilities, excluding subordinated debt(6)	12.40	6.84	8.17	7.41	5.76	5.79	4.66
Portfolio Asset Quality Data:
Minimum lease payments receivable	$1,456	$103,288	$207,003	$303,560	$392,392	$349,462	$432,984
Delinquencies past due, greater than 60 days	0.68%	0.71%	1.31%	1.94%	0.86%	0.65%	0.64%
Allowance for credit losses	$4	$866	$1,720	$3,059	$3,965	$3,608	$4,451
Allowance for credit losses to delinquencies past due greater than 60 days	N/A	117.82%	63.58%	52.04%	117.86%	157.86%	160.06%
Allowance for credit losses to total net investment in direct financing leases	0.02%	1.06%	1.04%	1.23%	1.21%	1.25%	1.22%
Charge-offs, net	$2	$406	$1,643	$4,579	$5,944	$2,974	$3,284
Ratio of net charge-offs to average net investment in direct financing leases	0.02%	0.83%	1.31%	2.19%	2.06%	2.23%	1.91%
Operating Ratios:
Return on average total assets	(1.44)%	(2.17)%	1.04%	1.18%	1.42%	1.32%	1.85%
Return on average stockholders’ equity (7)	(1.99)	(15.76)	14.13	16.39	19.44	18.92	26.09

footnotes appear on page 7

	As of June 30,
	2003

		Pro Forma As
	Actual	Adjusted(10)

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents(8)	$71,740	$95,369
Net investment in direct financing leases(9)	372,913	372,913
Total assets	452,942	476,496
Revolving and term secured borrowings	392,956	392,956
Subordinated debt, net of discount	9,579	—
Warrant to purchase Class A common stock	2,201	—
Total liabilities	423,847	411,651
Redeemable convertible preferred stock, including accrued dividends	22,123	—
Total stockholders’ equity	6,972	64,845

(1)	The change in fair value of warrants is a non-cash expense. Prior to the closing of this offering, all warrants will be exercised on a net issuance basis. As a result, upon closing of this offering we will no longer have any outstanding warrants.

(2)	Includes a $1.3 million charge incurred in connection with the write-off of the securitized gain on sale previously recorded.

(3)	Pro forma after giving effect to our reorganization described on page 8.

(4)	Includes securitized assets. Excludes initial direct costs and fees deferred and anticipated collections on accounts charged-off.

(5)	Excludes the amortization of initial direct costs and fees deferred.

(6)	Excludes subordinated debt liability and accrued subordinated debt interest.

(7)	Stockholders’ equity (deficit) includes preferred stock and accrued dividends in calculation.

(8)	Includes restricted cash balances of $65.4 million, of which $51.8 million represents the prefunded cash balance in connection with our 2003-1 term note securitization.

(9)	Net investment in direct financing leases includes initial direct costs and fees deferred and is net of the allowance for credit losses.

(10)	Pro forma as adjusted data gives effect to the transactions contemplated by our reorganization and includes the application of the net proceeds by us from the sale of our common stock at an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus.

REORGANIZATION

We have conducted all of our operations through Marlin Leasing Corporation, a Delaware corporation, since it was formed on June 16, 1997. On or prior to the completion of this offering, Marlin Leasing Corporation will become a direct, wholly owned subsidiary of Marlin Business Services Corp., a newly-formed Pennsylvania holding company, and all former shareholders of Marlin Leasing Corporation will have become shareholders of Marlin Business Services Corp. After this reorganization, Marlin Leasing Corporation will continue in existence as our primary operating subsidiary. We will complete this reorganization through the following steps:

•	all classes of Marlin Leasing Corporation’s redeemable convertible preferred stock will convert by their terms into Class A common stock of Marlin Leasing Corporation;

•	all warrants to purchase Class A common stock of Marlin Leasing Corporation will be exercised on a net issuance, or cashless, basis for Class A common stock, and a selling shareholder is expected to exercise options to purchase 60,655 shares of Class A common stock. The exercise of the warrants will result in the issuance of 700,046 common shares on a net issuance basis, based on an assumed initial public offering price of $14.00 per share;

•	all warrants to purchase Class B common stock of Marlin Leasing Corporation will be exercised on a net issuance basis for Class B common stock, and all Class B common stock will convert by its terms into Class A common stock;

•	a direct, wholly owned subsidiary of Marlin Business Services Corp. will merge with and into Marlin Leasing Corporation, and each share of Marlin Leasing Corporation’s Class A common stock will be exchanged for one share of Marlin Business Services Corp. common stock under the terms of an agreement and plan of merger dated August 27, 2003; and

•	the Marlin Leasing Corporation 1997 Equity Compensation Plan will be assumed by us and merged into the Marlin Business Services Corp. 2003 Equity Compensation Plan. All outstanding options to purchase Marlin Leasing Corporation’s Class A common stock under the 1997 Equity Compensation Plan will be converted into options to purchase shares of our common stock.

We are taking these steps to reorganize our operations into a holding company structure prior to the offering.

As a result of this reorganization, 7,632,355 shares of our common stock will be issued and outstanding, not including the shares of our common stock that we are selling in connection with this offering, and options to purchase 1,078,260 shares of our common stock will be outstanding under our 2003 Equity Compensation Plan, which includes 134,500 options granted in connection with this offering. Upon the completion of the reorganization, no other options, warrants, preferred stock or other equity securities of ours will be then issued or outstanding.

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock.

Risks Related to Marlin Business Services Corp.

If we cannot obtain external financing, we may be unable to fund our operations.

Our business requires a substantial amount of cash to operate. These cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources, such as borrowings under a revolving bank facility, financing of leases through commercial paper (“CP”) conduit warehouse facilities, and term note securitizations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Sources.”

Our current revolving bank facility expires in August 2005. Failure to renew or replace our revolving bank facility could limit our ability to originate leases. Our existing CP conduit warehouse facilities expire in July 2004 and December 2004. A failure to renew or increase the funding commitment under our existing CP conduit warehouse facilities, or add new CP conduit warehouse facilities could affect our ability to refinance leases originated through our revolving bank facility and, accordingly, our ability to fund and originate new leases. An inability to complete term note securitizations would result in our inability to refinance amounts outstanding under our CP conduit warehouse facilities and revolving bank facility and would also negatively impact our ability to originate and service new leases.

Our ability to complete CP conduit transactions and term note securitization, as well as obtain renewals of lenders’ commitments, is affected by a number of factors, including:

•	conditions in the securities and asset-backed securities markets;

•	conditions in the market for commercial bank liquidity support for CP programs;

•	compliance of our leases with the eligibility requirements established in connection with our CP conduit warehouse facilities and term note securitizations, including the level of lease delinquencies and defaults; and

•	our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these external financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. We do not have long term commitments from any of our current funding sources. As a result, we may be unable to continue to access these or other funding sources. In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer.

The legal agreements relating to our revolving bank facility, our CP conduit warehouse facilities and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. In addition, a change in our Chief Executive Officer or President is an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hire a replacement acceptable to our lenders within 90 days. Such a change is also an immediate event of servicer termination under our term note securitizations. A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. Further, our revolving bank facility and CP conduit warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the revolving bank facility or a CP conduit warehouse facility could result in termination of further funds being made available under these facilities. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our ability to obtain additional financing and adversely affect our earnings.

We specialize in leasing equipment to small businesses. Small businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. The death, disability or resignation of one or more of these persons could have an adverse impact on the operations of that business. Small business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger, more creditworthy leasing customers. In addition, there is typically only limited publicly available financial and other information about small businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small businesses obtained from the small business owner and/or third party sources, such as credit reporting agencies. If the information we obtain from these sources is incorrect, our underwriting will not be as effective and our ability to make appropriate credit decisions will be impaired. While we do not maintain any minimum credit standards for our leases, our underwriting guidelines take into account a variety of factors aimed at determining whether our end user customers are creditworthy, such as credit bureau reports, time in business, bank and trade references and performance under existing debt obligations. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our revolving bank facility or CP conduit warehouse facilities, and we cannot include them in our term note securitizations. An increase in delinquencies or lease defaults could reduce the funding available to us under our facilities and could adversely affect our earnings, possibly materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of our future financing facilities, including increased interest rates payable to investors and the imposition of more burdensome covenants and credit enhancement requirements. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to effectively manage any future growth, we may suffer material operating losses.

We have grown our lease originations and overall business significantly since we commenced operations. However, our ability to continue to increase originations at a comparable rate depends upon our ability to implement our disciplined growth strategy and upon our ability to evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our end user customers, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business.

Even if we are able to continue our growth in lease originations, our future success will be dependent upon our ability to manage our growth. Among the factors we would need to manage are the training,

supervision and integration of new employees, as well as the development of infrastructure, systems and procedures within our origination, underwriting, servicing, collections and financing functions in a manner which enables us to maintain higher volume in originations. Failure to effectively manage these and other factors related to growth in originations and our overall operations may cause us to suffer material operating losses.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated and our financial condition may be adversely affected.

In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on, among other things, past collection experience, industry data, lease delinquency data and our assessment of prospective collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to effectively manage collections, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income and adversely affecting our financial condition.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations.

The business of small-ticket equipment leasing is highly fragmented and competitive. We compete with:

•	national, regional and local finance and leasing companies;

•	captive finance and leasing companies affiliated with major equipment manufacturers; and

•	other sources of financing, including corporate credit card issuers and traditional financial services companies such as commercial banks, savings and loan associations and credit unions.

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. There are few barriers to entry with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be adversely affected.

Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations adversely affect our ability to service our customers and lead to significant declines in our operating income.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded.

We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers and, to a lesser extent, lease brokers. We rely on these relationships to generate lease applications and originations. We invest significant time and resources in establishing and maintaining these relationships. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and harm our operating results.

Our operations may be adversely affected by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could significantly harm our operating results.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and effectively operate our business.

Our future success depends to a significant extent on the continued service of our senior management team. A change in our Chief Executive Officer or President is an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hire a replacement acceptable to our lenders within 90 days. Such a change is also an immediate event of servicer termination under our term note securitizations. The departure of any of our executive officers or key employees could limit our access to funding and ability to operate our business effectively.

Our results of operations would be negatively affected by the termination or interruption of, or a decrease in volume under, our property insurance program.

Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. The end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third party insurer or satisfying their insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third party insurer (our “primary insurer”) with whom our captive insurance subsidiary, AssuranceOne, Ltd., has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: 1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne; 2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne; 3) negative developments in the loss reserves or future loss experience of AssuranceOne which render it uneconomical for us to continue the program; 4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to quickly identify and negotiate an acceptable arrangement with a replacement carrier; or 5) competitive factors in the property insurance market. Our operating results would be negatively impacted if there was a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations.

Laws or regulations may be adopted with respect to our equipment leases or the equipment leasing, telemarketing and collection processes. Any new legislation or regulation, or changes in the interpretation of existing laws, which affect the equipment leasing industry could have a material adverse effect on our business, financial condition and results of operations.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

If interest rates change significantly, we may be subject to higher interest costs on future term note securitizations and we may be unable to effectively hedge our variable rate borrowings, which may cause us to suffer material losses.

Because we generally fund our leases through a revolving bank facility, CP conduit warehouse facilities and term note securitizations, our margins could be adversely affected by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Currently, our revolving bank facility and our CP conduit warehouse facilities have variable rates. As required under our financing facility agreements, we enter into interest rate cap agreements to hedge against the risk of interest rate increases in our CP conduit warehouse facilities. If our hedging strategies are imperfectly implemented or if a counterparty defaults on a hedging agreement, we could suffer losses relating to our hedging activities. In addition, with respect to our fixed rate borrowings, such as our term note securitizations, increases in interest rates could have the effect of increasing our borrowing costs on future term note transactions.

Failure to realize the projected value of residual interests in equipment we finance could adversely affect our results of operations and financial condition.

At June 30, 2003, approximately 36% of our leases had fair market value purchase options or fixed purchase options, the latter of which are typically 10% of the original equipment cost. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors, most of which are outside of our control, including:

•	the general market conditions at the time of expiration of the lease;

•	the cost of comparable new equipment;

•	the obsolescence of the leased equipment;

•	any unusual or excessive wear and tear on or damage to the equipment;

•	the effect of any additional or amended government regulations; and

•	the foreclosure by a secured party of our interest in a defaulted lease.

Our failure to realize our recorded residual values would adversely affect our results of operations and financial condition.

Our quarterly operating results may fluctuate significantly.

Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include:

•	changes in the volume of lease applications, approvals and originations;

•	changes in interest rates;

•	the timing of term note securitizations;

•	the availability of capital;

•	the degree of competition we face; and

•	general economic conditions and other factors.

The results of any one quarter may not indicate what our performance may be in the future.

Risks Relating to this Offering

We may be unable to effectively manage the new challenges and increased costs that we will be faced with as a public company.

Our management team has historically operated our business as a privately held company. Our management team has never had direct responsibility for managing a publicly traded company. We will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws and regulations and listing requirements. Our business and financial condition may be adversely affected if we are unable to effectively manage these increased costs and public company regulatory requirements.

We may use the proceeds of this offering in ways with which you may disagree or in a manner that does not yield a significant, or any, return for our shareholders.

We intend to use the net proceeds of this offering to repay subordinated debt, pay accrued dividends to our preferred shareholders and for unspecified general corporate purposes, including working capital needs. Our management will have significant discretion in the use of these funds, and you may disagree with the way these funds are utilized. The manner in which we invest the proceeds may not yield a significant return, or any return at all.

A market for our common stock may never develop, and you may be unable to sell your shares at an attractive price or at all.

The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering there was no public trading market for our common stock and one may never develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our common stock may be volatile.

The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of financial services companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	investor perceptions of the equipment leasing industry in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience significant and immediate dilution, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options to purchase common stock and the issuance of restricted stock to our employees under our equity compensation plan.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control, and may result in the approval of transactions that would be adverse to your interests.

Our principal shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately 51.5% of the outstanding shares of our common stock immediately after this offering. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

Common stock available for future sale by our shareholders may adversely affect our stock price.

If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales could also make it more difficult for us to sell shares of our common stock or equity related securities in the future.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws will contain certain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our ability to obtain external financing;

•	our understanding of our competition;

•	industry and market trends;

•	projected capital expenditures;

•	the impact of technology on our products, operations and business; and

•	use of the proceeds of this offering.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you decide to invest in our common stock:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business”;

•	general volatility of the securitization and capital markets;

•	the market price of our common shares;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy; and

•	the degree and nature of our competition.

When we use the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate our net proceeds from the sale of our common stock in this offering will be approximately $38.8 million, or approximately $44.9 million if the underwriters’ over-allotment option is exercised in full, assuming an offering price of $14.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses. In addition, 1,286,733 shares, or 1,478,745 shares if the underwriters’ over-allotment option is exercised in full, are being offered by the selling shareholders. We will receive no proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds we receive from the offering for the following purposes:

•	to repay $10.0 million of outstanding subordinated debt plus accrued interest for the current quarterly period, which has a fixed interest rate of 11.0% per annum and is scheduled to mature on March 30, 2006;

•	to pay approximately $6.0 million of accrued dividends owed on our preferred stock, which accrued at a rate of 7.0% per annum from their respective issue dates through July 24, 2001, and at 8.0% per annum thereafter; and

•	for general corporate and working capital purposes, including but not limited to investing in lease originations, establishing regional offices in strategic locations and hiring additional sales account executives.

The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including our volume of lease originations, payments received on existing leases, availability of funding from external sources and the amount of cash, if any, we generate from operations.

We may find it necessary or advisable to use portions of the net proceeds we receive from this offering for other purposes, and we will have broad discretion in applying the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our:

•	actual capitalization as of June 30, 2003;

•	pro forma capitalization after giving effect to our reorganization, which is described in detail in the “Reorganization” section of this prospectus and which includes: 1) the conversion of all outstanding shares of redeemable convertible preferred stock into 5,156,152 shares of Class A common stock; 2) the exercise of all outstanding warrants for 700,046 shares of Class A common stock on a net issuance basis based on an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus; 3) the expected exercise by a selling shareholder of options to purchase 60,655 shares of Class A common stock; and 4) the exchange of all Class A common stock in the merger for an equal number of shares of our common stock; and

•	pro forma as adjusted capitalization after giving effect to: 1) the sale by us of 3,113,267 shares of common stock in this offering, at an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us; and 2) the payment of accrued dividends owed on our redeemable convertible preferred stock and the repayment of our outstanding subordinated debt plus accrued interest with a portion of the net proceeds from this offering.

You should read this table in conjunction with the sections of this prospectus captioned “Reorganization,” “Use of Proceeds,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2003

			Pro Forma
	Actual	Pro Forma(2)	As Adjusted

	(dollars in thousands)
Revolving and term secured borrowings	$392,956	$392,956	$392,956
Subordinated debt	9,579	9,579	—

Total borrowings	402,535	402,535	392,956
Warrants to purchase Class A common stock	2,201	—
Redeemable convertible preferred stock, $0.01 par value:
Class A, 50,000 shares authorized, issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	7,374	2,374	—
Class C, 50,000 shares authorized, issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	6,803	1,824	—
Class D, 101,500 shares authorized, 71,500 issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	7,946	1,168	—
Shareholders’ equity:
Common stock, $0.01 par value: 75,000,000 shares authorized, none issued and outstanding actual, 7,632,355 shares issued and outstanding pro forma, and 10,745,622 shares issued and outstanding pro forma as adjusted(1)	—	76	107
Preferred stock, $0.01 par value: 5,000,000 shares authorized, none issued and outstanding actual, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.01 par value: 10,500,000 shares authorized, 1,715,502 shares issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	17	—	—
Class B common stock, $0.01 par value: 420,000 shares authorized, none issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	—
Additional paid-in capital	2,221	21,559	60,304
Stock subscription receivable	(302)	(302)	(302)
Deferred compensation	(57)	(57)	(57)
Retained earnings	5,093	5,093	4,793

Total shareholders’ equity	6,972	26,369	64,845

Total capitalization	$433,831	$434,270	$457,801

(1)	As of the closing of this offering, we will have the following additional shares available for issuance under our 2003 Equity Compensation Plan: 1) 1,078,260 shares underlying options outstanding at a weighted average exercise price of $5,70 per share; and 2) 1,021,740 shares available for future issuance.

(2)	Pro forma amounts for redeemable convertible preferred stock consist solely of accrued dividends owed.

DILUTION

As of June 30, 2003, our pro forma net tangible book value was approximately $26.4 million, or approximately $3.45 per share of common stock. Pro forma net tangible book value per share represents the amount of our total assets less intangible assets and less our total pro forma liabilities, divided by the total pro forma number of shares of common stock outstanding, in each case after giving effect to our reorganization, which is described in detail in the section of this prospectus captioned “Reorganization.”

After giving effect to the sale of our shares of common stock in this offering at an assumed initial public offering price of $14.00 per share and our receipt of the estimated net proceeds of the offering, our pro forma as adjusted net tangible book value as of June 30, 2003 would have been approximately $64.8 million, or $6.03 per share. This represents an immediate increase in pro forma net tangible book value of $2.58 per share to existing shareholders and an immediate dilution of $7.97 per share to new investors in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share	$3.45
Increase in pro forma net tangible book value per share attributable to this offering	2.58

Pro forma as adjusted net tangible book value per share after this offering		6.03

Dilution in net tangible book value per share to new investors
		$7.97

The following table summarizes, as of June 30, 2003, on the pro forma basis described above, the differences between existing shareholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriters’ discount and our estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	7,632,355	71.0%	$23,958,996	35.5%	$3.14
New investors in this offering	3,113,267	29.0	43,585,738	64.5	$14.00

Total	10,745,622	100.0%	$67,544,734	100.0%

The share amounts in this table exclude, as of June 30, 2003 on a pro forma basis, options outstanding to purchase a total of 943,760 shares of our common stock at a weighted average exercise price of $4.52 per common share. If all our outstanding options as of June 30, 2003 had been exercised, the pro forma, as adjusted, net tangible book value per share, which includes certain tax benefits to the Company from the exercise of these options, after this offering would be $6.18 per share, representing an immediate increase in net tangible book value of $2.73 per share to our existing shareholders and an immediate decrease in the net tangible book value to our new investors of $7.82.

SELECTED FINANCIAL INFORMATION

The selected financial information set forth below under the captions “Statement of Operations Data” and “Balance Sheet Data” as of December 31, 2000, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002 are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors. The comparable selected financial data as of and for the six months ended June 30, 2002 and 2003 and as of and for the years ended December 31, 1998 and 1999 are derived from our unaudited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and results of operations as of such dates and for such periods then ended under generally accepted accounting principles. The selected financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this registration statement.

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in thousands, except per share data)
Statement of Operations Data:
Interest and fee income	$615	$7,332	$22,648	$36,404	$46,664	$21,936	$26,828
Interest expense	436	2,622	11,607	16,881	17,899	8,199	8,459

Net interest and fee income	179	4,710	11,041	19,523	28,765	13,737	18,369
Provision for credit losses	5	1,268	2,497	5,918	6,850	3,523	3,770

Net interest and fee income after provision for credit losses	174	3,442	8,544	13,605	21,915	10,214	14,599
Insurance and other income	1,802	489	1,823	2,086	2,725	1,271	1,628

	1,976	3,931	10,367	15,691	24,640	11,485	16,227

Salaries and benefits	1,200	2,058	3,660	5,306	8,109	3,671	4,851
General and administrative	831	3,450 (2)	3,419	4,610	5,744	2,638	3,505
Financing related costs	71	562	939	1,259	1,618	805	710
Change in fair value of warrants (1)	—	21	(101)	(208)	908	482	779
Income (loss) before income taxes and cumulative effect of change in accounting principle	(126)	(2,160)	2,450	4,724	8,261	3,889	6,382
Income tax (benefit) provision	(47)	(818)	881	1,693	3,731	1,779	2,829

Income (loss) before cumulative effect of change in accounting principle	(79)	(1,342)	1,569	3,031	4,530	2,110	3,553
Cumulative effect of change in accounting principle, net of tax	—	—	—	(311)	—	—	—

Net income (loss)	(79)	(1,342)	1,569	2,720	4,530	2,110	3,553
Preferred stock dividends	(311)	(663)	(825)	(1,243)	(1,781)	(890)	(953)

Net income (loss) attributable to common stockholders	$(390)	$(2,005)	$744	$1,477	$2,749	$1,220	$2,600

Income (loss) per common share before cumulative effect of change in accounting principle — basic	$(0.22)	$(1.11)	$0.40	$0.96	$1.61	$0.68	$1.54
Cumulative effect of change in accounting principle	—	—	—	(0.17)	—	—	—

Net income (loss) per common share — basic	$(0.22)	$(1.11)	$0.40	$0.79	$1.61	$0.68	$1.54
Weighted average shares — basic	1,739,445	1,801,506	1,852,890	1,858,858	1,703,820	1,792,183	1,692,487
Income (loss) per common share before cumulative effect of change in accounting principle — diluted	$(0.22)	$(1.11)	$0.30	$0.49	$0.63	$0.29	$0.50

Cumulative effect of change in accounting principle	—	—	—	(0.05)	—	—	—
Net income (loss) per common share — diluted	$(0.22)	$(1.11)	$0.30	$0.44	$0.63	$0.29	$0.50
Weighted average shares — diluted	1,739,445	1,801,506	5,178,072	6,234,437	7,138,232	7,196,557	7,151,591

footnotes appear on following page

	Year Ended	Six Months Ended
	December 31, 2002	June 30, 2003

	(dollars in thousands,
	except per share data)
Pro Forma Disclosure(3):
Pro forma net income	$5,438	$4,332
Pro forma net income per common share — basic	$0.71	$0.57
Pro forma weighted average shares — basic	7,678,523	7,609,339
Pro forma net income per common share — diluted	$0.70	$0.55
Pro forma weighted average shares — diluted	7,777,283	7,808,175

						Six Months Ended
	December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in thousands)
Operating Data:
Total new leases originated	3,746	11,154	20,010	23,207	25,368	12,387	14,390
Total equipment cost	$28,160	$81,257	$141,711	$171,378	$203,458	$98,590	$110,294
Average net investment in direct financing leases(4)	9,001	48,748	125,470	209,404	288,396	266,813	343,851
Weighted average interest rate (implicit) on new leases originated(5)	16.06%	15.43%	16.60%	15.82%	14.17%	14.22%	14.33%
Interest income as a percent of the average net investment in direct financing leases(4)	1.91	11.31	14.52	14.00	13.09	13.28	12.67
Interest expense as percent of average interest bearing liabilities, excluding subordinated debt(6)	12.40	6.84	8.17	7.41	5.76	5.79	4.66
Portfolio Asset Quality Data:
Minimum lease payments receivable	$1,456	$103,288	$207,003	$303,560	$392,392	$349,462	$432,984
Delinquencies past due, greater than 60 days	0.68%	0.71%	1.31%	1.94%	0.86%	0.65%	0.64%
Allowance for credit losses	$4	$866	$1,720	$3,059	$3,965	$3,608	$4,451
Allowance for credit losses to delinquencies past due greater than 60 days	N/A	117.82%	63.58%	52.04%	117.86%	157.86%	160.06%
Allowance for credit losses to total net investment in direct financing leases	0.02%	1.06%	1.04%	1.23%	1.21%	1.25%	1.22%
Charge-offs, net	$2	$406	$1,643	$4,579	$5,944	$2,974	$3,284
Ratio of net charge-offs to average net investment in direct financing leases	0.02%	0.83%	1.31%	2.19%	2.06%	2.23%	1.91%
Operating Ratios:
Return on average total assets	(1.44)%	(2.17)%	1.04%	1.18%	1.42%	1.32%	1.85%
Return on average stockholders’ equity (deficit)(7)	(1.99)	(15.76)	14.13	16.39	19.44	18.92	26.09

	December 31,					June 30,

	1998	1999	2000	2001	2002	2003

			(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents(8)	$4,970	$23,104	$7,771	$10,158	$18,936	$71,740
Net investment in direct financing leases(9)	1,329	85,149	172,538	256,824	337,434	372,913
Total assets	9,670	113,955	186,995	274,362	364,168	452,942
Revolving and term secured borrowings	2,313	94,041	160,872	236,385	315,361	392,956
Subordinated debt, net of discount	—	4,553	9,309	9,408	9,520	9,579
Total liabilities	2,902	103,692	175,043	253,124	338,793	423,847
Redeemable convertible preferred stock, including accrued dividends	5,260	10,773	11,600	19,391	21,171	22,123
Total stockholders’ equity (deficit)	1,508	(510)	352	1,847	4,204	6,972

(1)The change in fair value of warrants is a non-cash expense. Prior to the closing of this offering all warrants will be exercised on a net issuance basis. As a result, upon closing of this offering we will no longer have any outstanding warrants.
(2)Includes a $1.3 million charge incurred in connection with the write-off of the securitized gain on sale previously recorded.
(3)Pro forma after giving effect to our reorganization described on page 8.
(4)Includes securitized assets. Excludes initial direct costs and fees deferred and anticipated collections on accounts charged-off.
(5)Excludes the amortization of initial direct costs and fees deferred.
(6)Excludes subordinated debt liability and accrued subordinated debt interest.
(7)Stockholders’ equity (deficit) includes preferred stock and accrued dividends in calculation.
(8)Includes restricted cash balances.
(9)Net investment in direct financing leases includes initial direct costs and fees deferred and is net of the allowance for credit losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and with “Selected Financial Information” included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.

Overview

We are a nationwide provider of equipment financing solutions primarily to small businesses. We finance over 60 categories of commercial equipment important to businesses including copiers, telephone systems, computers, and certain commercial and industrial equipment. We access our end user customers through origination sources comprised of our existing network of over 6,800 independent equipment dealers and, to a lesser extent, through relationships with lease brokers and through direct solicitation of our end user customers.

Our revenue consists of interest and fees from our leases and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expenses. Our leases are fixed rate transactions with terms generally ranging from 36 to 60 months. At June 30, 2003, the average term was 45 months and the average transaction size was $8,000.

Pursuant to Appendix A of the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide — “Audits of Finance Companies,” there were two alternative income statement formats available to us in determining the presentation of our financial statements, one of which emphasizes a net interest income presentation. Since our revenues are primarily comprised of net interest and fee income earned on leases, we have chosen to present the format of our Consolidated Statement of Operations under this format.

Our leases are classified under generally accepted accounting principles as direct financing leases, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. A lease is classified as a direct financing lease if the creditworthiness of the lessee and the collectibility of the lease payments are reasonably certain and the lease meets at least one of the following criteria:

•	it transfers ownership to the lessee by the end of the lease term;

•	it contains a bargain purchase option;

•	the term at inception is at least 75% of the estimated useful life of the leased equipment; or

•	the present value of the minimum lease payments is at least 90% of the fair market value of the leased equipment at inception of the lease.

Our investment in leases is reflected in our financial statements as “net investment in direct financing leases.” Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment.

Since our founding, we have funded our business through a combination of variable rate borrowings and fixed rate asset securitization transactions, as well as through the issuance from time to time of subordinated debt and equity to private investors. Our variable rate financing sources consist of a revolving bank facility and two CP conduit warehouse facilities. We issue fixed rate term debt through the asset-backed securitization market. Typically, leases are funded through variable rate borrowings for a period of time, generally one to nine months, and then refinanced through the term note securitization market at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions. As of June 30, 2003, substantially all of our lease portfolio was funded through fixed rate term note securitizations.

Initial Public Offering

Upon the completion of this offering, we will become a publicly traded company. We have decided to complete the offering at this time to provide us with funding for our organic growth initiatives, and because, as a public company, we will have the flexibility to access the public equity and debt markets for additional sources of funding for our operations. We intend to issue options and other equity based awards under our equity compensation plan from time to time as incentives and compensation to our employees and directors, but we currently have no other intention to issue such securities except as described in this prospectus.

Reorganization

Since our founding, we have conducted all of our operations through Marlin Leasing Corporation, a Delaware corporation. On or prior to completion of this offering, we will reorganize our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly owned subsidiary of Marlin Business Services Corp., a Pennsylvania corporation. As a result, all former shareholders of Marlin Leasing Corporation will become shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation will remain in existence as our primary operating subsidiary. This reorganization will have no impact on our financial condition or liquidity. See “Reorganization.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees, valuation of warrants and realizability of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease is 90 days or more delinquent, the lease is classified as being on non-accrual and we do not recognize interest income on that lease until the lease is less than 90 days delinquent.

Fee income is comprised of late fees, interim rent and residual gains and losses. Late fees and interim rent, which is a partial payment for the period between equipment installation and lease commencement, are recognized into income when earned, net of amounts deemed to be unrecoverable.

Residual gains and losses are recognized when earned. Residuals that are 120 days or more beyond the lease termination date are charged against income. We review residual performance results periodically and, based on such review, revise our residual estimates downward, as necessary.

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. The initial direct costs and fees we defer are part of the net investment in direct financing leases and are amortized to interest income using the effective interest method. We defer third party commission costs as well as certain internal costs directly related to the origination activity. The costs include evaluating the prospective lessee’s financial condition, evaluating and recording guarantees and other security arrangements, negotiating lease terms, preparing and processing lease documents and closing the transaction. The fees we defer are documentation fees collected at lease inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease portfolio.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual values less unearned income. Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Warrants. We have issued warrants to purchase our stock to the holders of our subordinated debt. In accordance with EITF Issue No. 96-13, codified in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock, we have classified the warrants’ fair value as a liability since the warrant holders have the ability to put the shares of Class A common stock exercisable under the warrants under certain conditions to us for cash settlement. Subsequent changes in the fair value of the warrants have been recorded in the accompanying statement of operations. Under the terms of the warrant agreement, the put option will expire upon the completion of this offering and therefore the liability will be reclassified to equity upon closing.

Allowance for credit losses. We monitor collections and payments from our end user customers and maintain an allowance for estimated credit losses based upon our historical experience, aging of accounts and any specific end user customer collection issues identified such as bankruptcy. While our credit losses have historically been within expectations and provisions established, we cannot guarantee that we will continue to experience the same credit loss rates as in the past. If circumstances change, for example if we experience higher than expected defaults or bankruptcies, our estimates of the recoverability of amounts due to us could be materially lower than actual results.

The provision for credit losses is the periodic cost of maintaining an appropriate allowance for credit losses. To the degree we add new leases to our portfolio, or to the degree credit quality is worse than expected, we record a provision to increase the allowance for credit losses for the estimated net losses to be incurred in our lease portfolio. Our policy is to charge-off the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Securitization transactions. Periodically, we transfer pools of leases to special purpose entities (“SPEs”) for use in securitization transactions. On April 1, 2001, we adopted the requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which applied prospectively to all of our securitization transactions occurring after June 30, 2001. The adoption of SFAS No. 140 did not have a material impact on our operating results or financial position. Our transfers of leases to the SPEs for use in the securitizations transactions are structured as on-balance-sheet financing transactions and are, therefore, not given sales accounting treatment due to certain call provisions retained by us as well as the fact that the SPEs also hold the residual assets for the securitized leases. As a result, these transactions have been treated as secured borrowings, with the transferred leases remaining on our balance sheet as part of the net investment in direct financing leases and the related liabilities being reflected on our balance sheet as debt and secured borrowings.

Income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the statement of operations.

Our net operating loss carryforwards (“NOLs”) for federal and state income tax purposes were approximately $10.1 million as of December 31, 2002. The NOLs expire in periods beginning 2006 to 2018. The Tax Reform Act of 1986 contains provisions that may limit the NOLs available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in the ownership of a company greater than 50% within a three-year period results in an annual limitation on a company’s ability to utilize its NOLs from tax periods prior to the ownership change. Management believes that the proposed reorganization and initial public offering will not have a material effect on its ability to utilize these NOLs. No valuation allowance has been established against net deferred tax assets related to our NOLs, as our management believes these NOLs will be realizable through reversal of existing deferred tax liabilities, and future taxable income. If actual results differ from these estimates or these estimates are adjusted in future periods, we may need to establish a valuation allowance, which could materially impact its financial position and results of operations.

Comparison of the Six Months Ended June 30, 2003 and 2002

Net income. Net income increased $1.5 million, or 68.4%, from $2.1 million for the six months ended June 30, 2002 to $3.6 million for the six months ended June 30, 2003. The increase in net income was primarily driven by an increase in our net investment in direct financing leases and expanding net interest and fee margin. During the six months ended June 30, 2003, we generated 14,390 new leases with a cost of $110.3 million compared to 12,387 leases with a cost of $98.6 million generated for the six month period ended June 30, 2002. The weighted average implicit interest rate on new leases originated was 14.22% for the six month period ended June 30, 2002 compared to 14.33% for same period in 2003. Overall, our net investment in direct financing leases grew 25.0%, from $298.3 million at June 30, 2002 to $372.9 million at June 30, 2003.

	Six Months Ended
	June 30,

	2002	2003

	(dollars in thousands)
Interest income	$17,718	$21,784
Fee income	4,218	5,044

Interest and fee income	21,936	26,828
Interest expense	8,199	8,459

Net interest and fee income	$13,737	$18,369

Average net investment in direct financing leases	$266,813	$343,851
Percent of average net investment in direct financing leases:
Interest income	13.28%	12.67%
Fee income	3.16	2.93

Interest and fee income	16.44	15.60
Interest expense	6.14	4.92

Net interest and fee margin	10.30%	10.68%

Net interest and fee margin. Net interest and fee income increased $4.7 million, or 33.7%, from $13.7 million for the six months ended June 30, 2002 to $18.4 million for the six months ended June 30,

2003. The increase in the annualized net interest and fee margin represents an increase of 38 basis points from 10.30% in the six month period ended June 30, 2002 to 10.68% for the same period in 2003.

Interest income, net of amortized initial direct costs and fees, increased $4.1 million, or 22.9%, from $17.7 million for the six month period ended June 30, 2002 to $21.8 million for the six month period ended June 30, 2003. The increase in interest income was due to a 28.9% growth in the average net investment in direct financing leases outstanding which increased $77.1 million from $266.8 million for the six month period ended June 30, 2002 to $343.9 million for the same period in 2003. For the six month period ended June 30, 2003 compared to the same period in 2002, our weighted average cost of borrowing as a percentage of average net investment in direct financing leases declined 122 basis points while our interest income yield declined less significantly, by 61 basis points. Our ability to sustain pricing and increase our net interest margin was due to a less competitive leasing environment and the amount of direct business recorded during the period.

Fee income increased $826,000, or 19.6%, from $4.2 million for the six month period ended June 30, 2002 to $5.0 million for the same period in 2003. The increase in fee income resulted primarily from higher late fees earned of $314,000 and additional residual gains of $208,000 on lease terminations and increases in early prepayment gains and interim rents earned in the period. Fee income, as a percentage of the average net investment in direct financing leases, declined 23 basis points from 3.16% annualized for the six month period ended June 30, 2002 to 2.93% annualized for the same period in 2003 primarily due to lower average late fees earned as a result of fewer delinquent accounts.

Interest expense increased $260,000 from $8.2 million for the six month period ended June 30, 2002 to $8.5 million for the same period in 2003. Interest expense, as a percentage of the average net investment in direct financing leases, decreased 122 basis points from 6.14% annualized for the six month period ended June 30, 2002 to 4.92% annualized for the same period in 2003 due to the declining interest rate environment and the resulting impact on our weighted average borrowing costs.

Insurance and other income. Insurance and other income increased $357,000, or 28.1%, from $1.3 million for the six month period ended June 30, 2002 to $1.6 million for the same period in 2003. The increase is primarily related to higher insurance income of $342,000 from a 26.9% increase in the number of insured accounts.

Salaries and benefits expense. Salaries and benefits expense increased $1.2 million, or 32.1%, from $3.7 million for the six months ended June 30, 2002 to $4.9 million for the same period in 2003. For the six months ended June 30, 2003 compared to the same period in 2002, sales compensation increased $531,000 related to additional hiring of sales account executives and higher commissions earned for the period. In addition, collection salaries increased $106,000 due to higher collection commissions earned associated with improved portfolio delinquency performance. Compensation in management and support areas increased $537,000 of which $420,000 was related to management incentive bonus accruals. Total headcount increased from 181 at June 30, 2002 to 212 at June 30, 2003.

General and administrative expense. General and administrative expenses increased $867,000, or 32.9%, from $2.6 million for the six months ended June 30, 2002 to $3.5 million for the same period in 2003. The increase in general and administrative expenses was due primarily to an increase in professional fees of $459,000, consisting of legal fees of $336,000, including costs and fees of $214,000 relating to the settlement of litigation, and increased audit expenses of $105,000 due to increased external and internal audit services performed. Marketing expenses increased $71,000. The remainder of the increase is due to increased spending in postage, bank fees, depreciation, occupancy and data processing costs to support the growth in our leasing portfolio.

Financing related costs. Financing related costs include commitment fees paid to our financing sources and costs pertaining to our interest rate caps used to limit our exposure to an increase in interest rates. Financing related costs decreased $95,000 from $805,000 for the six month period ended June 30, 2003 to $710,000 for the same period in 2002 due to lower commitment fees in the period.

Change in fair value of warrants. Warrants issued in connection with subordinated debt increased in value $482,000 for the six month period ended June 30, 2002 compared to $779,000 for the same period in 2003. The warrant value was $514,000 as of December 31, 2001 and $996,000 at June 30, 2002. The warrant value was $1.4 million at December 31, 2002 and $2.2 million at June 30, 2003. The increase is primarily a result of the increase in the estimated fair market value of our common stock used in valuing our warrants.

Provision for credit losses. The provision for credit losses increased $247,000, or 7.0%, from $3.5 million for the six months ended June 30, 2002 to $3.8 million for the same period in 2003. The increase in our provision for credit losses was a result of the increased charge-offs and growth of our lease portfolio. Net charge-offs were $3.0 million for the six month period ended June 30, 2002 and $3.3 million for the same period in 2003.

Provision for income taxes. The provision for income taxes increased 59.0%, from $1.8 million for the six month period ended June 30, 2002 to $2.8 million for the same period in 2003. The increase is directly attributable to the increase in pretax income. Our effective tax rate was 45.7% for six month period ended June 30, 2002 and 44.3% for the same period in 2003. The decrease is due to a higher effective tax rate applied to our deferred tax balance in 2002 as a result of higher projected taxable income in future periods and certain changes in state tax rates.

Comparison of the Years Ended December 31, 2002 and 2001

Net income. Net income increased $1.8 million, or 66.5%, from $2.7 million for the year ended December 31, 2001 to $4.5 million for the year ended December 31, 2002. The increase in net income is attributable to an increase in the net investment in direct financing leases, expanding net interest and fee margin and improved asset quality. For the year ended December 31, 2002, we generated 25,368 new leases with a cost of $203.5 million compared to 23,207 new leases with a cost of $171.4 million for the year ended December 31, 2001. The weighted average implicit interest rate on new leases originated was 15.82% for the year ended December 31, 2001 compared to 14.17% for the same period in 2002. Overall, the net investment in direct financing leases grew 31.4%, from $256.8 million at December 31, 2001 to $337.4 million at December 31, 2002.

	Year Ended December 31,

	2001	2002

	(dollars in thousands)
Interest income	$29,311	$37,757
Fee income	7,093	8,907

Interest and fee income	36,404	46,664
Interest expense	16,881	17,899

Net interest and fee income	$19,523	$28,765

Average net investment in direct financing leases	$209,404	$288,396
Percent of average net investment in direct financing leases:
Interest income	14.00%	13.09%
Fee income	3.38	3.09

Interest and fee income	17.38	16.18
Interest expense	8.06	6.21

Net interest and fee margin	9.32%	9.97%

Net interest and fee margin. Net interest and fee income increased $9.3 million, or 47.3%, from $19.5 million for the year ended December 31, 2001 to $28.8 million for the year ended December 31, 2002. The increase in the net interest and fee margin represents an increase of 65 basis points from 9.32% for the year ended December 31, 2001 to 9.97% for the same period in 2002.

Interest income, net of amortized initial direct costs and fees, increased $8.5 million, or 28.8%, from $29.3 million for the year ended December 31, 2001 to $37.8 million for the year ended December 31, 2002.

The increase is due to a 37.7% growth in average net investment in direct financing leases which increased $79.0 million from $209.4 million for the year ended December 31, 2001 to $288.4 million for the same period in 2002. For the year ended December 31, 2002 compared to the same period in 2001, our weighted average cost of borrowing declined 185 basis points while our interest income yield declined less significantly, by 91 basis points. Our ability to sustain pricing and increase our net interest and fee margin was due to a less competitive leasing environment and the amount of direct business recorded during the period.

Fee income increased $1.8 million from $7.1 million for the year ended December 31, 2001 to $8.9 million for the same period in 2002. The increase in fee income resulted primarily from additional residual gains on lease terminations, which includes income from lease extensions, of $926,000, higher late fees earned of $501,000 and increases in early prepayment gains and interim rents earned. Fee income, as a percentage of the average net investment in direct financing leases, declined 29 basis points from 3.38% for the year ended December 31, 2001 to 3.09% for the year ended December 31, 2002 primarily due to lower average late fees earned as a result of fewer delinquent accounts.

Interest expense increased $1.0 million from $16.9 million for the year ended December 31, 2001 to $17.9 million for same period in 2002. Interest expense, as a percentage of average net investment in direct financing leases, decreased 185 basis points from 8.06% for the year ended December 31, 2001 to 6.21% for the same period in 2002 due to the declining interest rate environment and the resulting impact on our weighted average borrowing costs.

Insurance and other income. Insurance and other income increased $639,000, from $2.1 million for the year ended December 31, 2001 to $2.7 million for the same period in 2002. The increase is primarily related to higher insurance income of $855,000 related to a 33.9% increase in the number of insured accounts offset by lower miscellaneous income earned in the period.

Salaries and benefits expense. Salaries and benefits expense increased $2.8 million, or 52.8%, from $5.3 million for the year ended December 31, 2001 to $8.1 million for the same period in 2002. The increase in compensation expense is attributable to overall increases in compensation levels and increases to headcount. In 2002, sales compensation increased $793,000 related to additional hiring of sales account executives and higher commissions earned. In addition, collection and operations salaries increased $808,000 of which $551,000 was related to additional collection hires and higher commissions earned associated with improved portfolio delinquency performance. In 2002, management and support department compensation increased $1.1 million related to accrued management incentive bonuses and employee severance of $352,000 and $440,000, respectively. Total headcount increased from 168 at December 31, 2001 to 201 at December 31, 2002.

General and administrative expense. General and administrative expenses increased $1.1 million, or 24.6%, from $4.6 million for the year ended December 31, 2001 to $5.7 million for the same period in 2002. The increase in general and administrative expenses was due primarily to increased credit bureau charges of $186,000, legal expenses of $186,000, bank processing fees of $89,000, marketing costs of $70,000 and audit and tax services of $59,000. Additionally, we spent more on occupancy costs, temporary employee services, data processing and postage as a result of increased lease originations and our overall growth.

Financing related costs. Financing related costs increased $359,000, from $1.3 million for the year ended December 31, 2001 to $1.6 million for the same period in 2002. The increase was due to higher costs associated with interest cap agreements in the period.

Change in fair value of warrants. Warrants issued in connection with subordinated debt increased in value $908,000 from $514,000 at December 31, 2001 to $1.4 million at December 31, 2002 primarily as a result of increases in the estimated fair market value of our common stock used in valuing our warrants.

Provision for credit losses. The provision for credit losses increased $1.0 million, or 15.7%, from $5.9 million for the year ended December 31, 2001 to $6.9 million for the same period in 2002. The increase in our provision for credit losses was a result of the increased charge-offs and growth of our lease portfolio. Net charge-offs were $4.6 million for the period ended December 31, 2001 and $5.9 million for the same period in 2002.

Provision for income taxes. The provision for income taxes increased 120.3%, from $1.7 million for the year ended December 31, 2001 to $3.7 million for the same period in 2002. The increase is directly attributable to the increase in pretax income. Our effective tax rate was 35.8% for the year ended December 31, 2001 compared to 45.2% for the year ended December 31, 2002. The increase in the 2002 effective tax rate was due to the impact of the changes in fair value of warrants and an increase in our effective tax rate applied to our deferred tax balances as a result of higher projected taxable income in future periods and certain changes in state tax rates.

Comparison of the Years Ended December 31, 2001 and 2000

Net income. Net income increased $1.1 million, or 73.4%, from $1.6 million for the year ended December 31, 2000 to $2.7 million for the year ended December 31, 2001. The increase in net income is attributable to an increase in the net investment in direct financing leases, expanding net interest margins and lower operating expense levels as a percentage of average net investment in direct financing leases. For the year ended December 31, 2001, we generated 23,207 new leases with a cost of $171.4 million compared to 20,010 new leases with a cost of $141.7 million for the year ended December 31, 2000. The implicit weighted average interest rate on new leases originated was 16.60% for the year ended December 31, 2000 compared to 15.82% for the same period in 2001. Overall, the net investment in direct financing leases grew 48.9%, from $172.5 million at December 31, 2000 to $256.8 million at December 31, 2001.

	Year Ended December 31,

	2000	2001

	(dollars in thousands)
Interest income	$18,224	$29,311
Fee income	4,424	7,093

Interest and fee income	22,648	36,404
Interest expense	11,607	16,881

Net interest and fee income	$11,041	$19,523

Average net investment in direct financing leases	$125,470	$209,404
Percent of average net investment in direct financing leases:
Interest income	14.52%	14.00%
Fee income	3.53	3.38

Interest and fee income	18.05	17.38
Interest expense	9.25	8.06

Net interest and fee margin	8.80%	9.32%

Net interest and fee margin. Net interest and fee income increased $8.5 million, or 76.8%, from $11.0 million for the year ended December 31, 2000 to $19.5 million for the year ended December 31, 2001. The increase in our net interest and fee margin represents an increase of 52 basis points from 8.80% for the year ended December 31, 2000 to 9.32% for the same period in 2001.

Interest income, net of amortized initial direct costs and fees, increased $11.1 million, or 60.8%, from $18.2 million for the year ended December 31, 2000 to $29.3 million for the year ended December 31, 2001. The increase was due to growth in average net investment in direct financing leases of $83.9 million, from $125.5 million for the year ended December 31, 2000 to $209.4 million for the same period in 2001. In 2001, our weighted average cost of borrowing declined 119 basis points while our interest income yield declined less significantly, by 52 basis points. Our ability to sustain pricing and increase our net interest and fee margin was due to a less competitive leasing environment and the amount of direct business recorded during the period.

Fee income increased $2.7 million from $4.4 million for the year ended December 31, 2000 to $7.1 million for the year ended December 31, 2001. The increase in fee income resulted primarily from higher late fees earned of $2.1 million from a higher number of delinquent accounts and additional residual gains on lease terminations, which include income on lease extensions, of $316,000 and increases in early prepayment gains and interim rents earned. Fee income, as a percentage of the average net investment in direct financing leases, declined 15 basis points from 3.53% for the year ended December 31, 2000 to 3.38% for the same period in 2001 as a result of lower interim rent and early prepayment gains.

Interest expense increased $5.3 million, or 45.4%, from $11.6 million for the year ended December 31, 2000 to $16.9 million for the year ended December 31, 2001. Our interest expense, as a percentage of average net investment in direct financing leases, decreased 119 basis points from 9.25% for the year ended December 31, 2000 to 8.06% for the year ended December 31, 2001 due to the declining interest rate environment and the resulting impact on our weighted average borrowing costs.

Insurance and other income. Insurance and other income increased $263,000, or 14.4%, from $1.8 million for the year ended December 31, 2000 to $2.1 million for the same period in 2001. The increase was primarily related to higher insurance income of $866,000 related to a 60.9% increase in the number of insured accounts under the program offset by a decrease in miscellaneous income earned in the period.

Salaries and benefits expense. Salaries and benefits expense increased $1.6 million, or 45.0%, from $3.7 million for the year ended December 31, 2000 to $5.3 million for the same period in 2001. In 2001, sales compensation increased $640,000 as a result of additional hiring of sales account executives and higher commissions earned. In addition, collection compensation increased $755,000 due to additional staff hires in support of growth in the portfolio. Compensation in management and support areas increased $301,000. Total headcount increased from 133 at December 31, 2000 to 168 at December 31, 2001.

General and administrative expense. General and administrative expenses increased $1.2 million, or 34.8%, from $3.4 million for the year ended December 31, 2000 to $4.6 million for the same period in 2001. The increase in general and administrative expenses was due primarily to higher occupancy costs of $165,000 related to our Mount Laurel office expansion, higher professional fees of $231,000 and increases in collections, depreciation, marketing, postage and credit bureau report spending.

Financing related costs. Financing related costs increased $320,000, from $939,000 for the year ended December 31, 2000 to $1.3 million for the same period in 2001. The increase was due to higher commitment fees incurred of $444,000 offset by a decrease in costs associated with our interest rate cap agreements during the period.

Change in fair value of warrants. Warrants issued in connection with subordinated debt decreased in value $208,000 from $722,000 at December 31, 2000 to $514,000 at December 31, 2001 primarily as a result of a decline in the estimated fair market value of our common stock.

Provision for credit losses. The provision for credit losses increased by $3.4 million, or 137.0%, from $2.5 million for the year ended December 31, 2000 to $5.9 million for same period in 2001. The increase in our provision for credit losses was a result of the increased charge-offs and growth in our lease portfolio. Net charge-offs were $1.7 million for the year ended December 31, 2000 and $4.6 million for the same period in 2001.

Provision for income taxes. The provision for income taxes increased 92.2%, from $881,000 for the year ended December 31, 2000 to $1.7 million for the same period in 2001. The increase is directly attributable to the increase in pretax income. Our effective tax rate was 36.0% for the year ended December 31, 2000 compared to 35.8% for the year ended December 31, 2001.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The ratio of salaries and benefits and general and administrative expenses as a percent of the average net investment in direct financing leases shown below are metrics used by management to monitor productivity and spending levels.

							Six Months Ended
	Year Ended December 31,						June 30,

	1998	1999		2000	2001	2002	2002	2003

	(dollars in thousands)
Average net investment in direct financing leases	$9,001	$48,748		$125,470	$209,404	$288,396	$266,813	$343,851
Salaries and benefits expense	1,200	2,058		3,660	5,306	8,109	3,671	4,851
General and administrative expense	831	3,450	(1)	3,419	4,610	5,744	2,638	3,505
Percent of average net investment in leases:
Salaries and benefits	N/A	4.22%		2.92%	2.53%	2.81%	2.75%	2.82%
General and administrative(1)	N/A	7.08	(1)	2.72	2.20	1.99	1.98	2.04

(1)Includes a $1.3 million charge incurred in connection with the write-off of the securitized gain on sale previously recorded. Excluding the $1.3 million charge, the adjusted percentage is 4.47%.

Key growth indicators management evaluates regularly are sales account executive staffing levels and the activity of our origination sources, which are shown below.

						As of or For The
	As of or For The					Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

Number of sales account executives	21	32	41	50	67	56	69
Number of originating sources(1)	140	366	631	815	929	906	1,101

(1)Monthly average of origination sources generating lease volume.

Residual Performance

Our leases offer our end user customers the option to own the purchased equipment at lease expiration. As of June 30, 2003, approximately 64% of our leases were one dollar purchase option leases, 21% were fair market value leases and 15% were fixed purchase option leases, the latter of which typically are 10% of the original equipment cost. As of June 30, 2003, there were $33.8 million of residual assets retained on our balance sheet of which $17.8 million were related to copiers.

The chart below presents the residual collection results from January 1, 2000 through June 30, 2003 for fair market value and fixed purchase option leases that have reached their expiration date as compared to the original recorded residuals for those leases. The amount collected is the total proceeds received from our end user customers at lease expiration, from end of term purchase negotiations or renewal rents or from third parties through the resale of the equipment.

(dollars in thousands)

Asset Quality

The chart below provides our asset quality statistics for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003.

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

	(dollars in thousands)
Allowance for credit losses, beginning of period	$866	$1,720	$3,059	$3,059	$3,965
Provision for credit losses	2,497	5,918	6,850	3,523	3,770
Charge-offs, net	(1,643)	(4,579)	(5,944)	(2,974)	(3,284)

Allowance for credit losses, end of period	$1,720	$3,059	$3,965	$3,608	$4,451

Annualized net charge-offs to average net investment in direct financing leases	1.31%	2.19%	2.06%	2.23%	1.91%
Allowance for credit losses to net investment in direct financing leases	1.04	1.23	1.21	1.25	1.22
Average net investment in direct financing leases	$125,470	$209,404	$288,396	$266,813	$343,851
Net investment in direct financing leases, end of period(1)	165,695	248,230	328,047	289,566	363,409
Delinquencies 60 days or more past due(2)	1.31%	1.94%	0.86%	0.65%	0.64%
Allowance for credit losses to delinquent accounts 60 days or more past due	63.58	52.04	117.86	157.86	160.06

(1)Excludes initial direct costs and fees deferred and anticipated collections.

(2)Calculated as a percent of minimum lease payments receivable.

The higher net charge-off percentage for the year ended December 31, 2001 compared to 2002 was primarily due to $618,000 of charge-offs related to a dealer program that was discontinued in 2000. We also improved our collection practices in 2002, and delinquencies and charge-offs decreased compared to 2001 as a result.

The lower net charge-off percentage for the six month period ended June 30, 2003 compared to 2002 was a result of the changes made to our collection practices in 2002. Accordingly, our allowance for credit losses as a percentage of accounts 60 days or more past due has been improving with the reduction in delinquencies. We also generally experience higher delinquency rates in December of each year, as we believe our borrowers adjust their payment patterns around the year-end.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new lease originations. In addition, we need liquidity to pay interest and principal on our borrowings, to pay fees and expenses incurred in connection with our securitization transactions, to fund infrastructure and technology investment and to pay administrative and other operating expenses. We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of third party financing to fund our operations:

•	borrowings under a revolving bank facility;

•	financing of leases in CP conduit warehouse facilities;

•	financing of leases through term note securitizations; and

•	private placement of equity and debt securities with third party investors.

Net cash provided by financing activities was $24.9 million for the six months ended June 30, 2003 and $42.0 million for the six months ended June 30, 2002. Net cash provided by financing activities was $73.6 million in 2002, $80.7 million in 2001 and $89.1 million in 2000.

We used cash in investing activities of $39.0 million for the six months ended June 30, 2003, and $44.8 million for the six months ended June 30, 2002. Investing activities primarily relate to lease origination activity. We used cash in investing activities of $86.6 million in 2002, $88.5 million in 2001 and $85.9 million in 2000.

Additional liquidity is provided by our cash flow from operations. We generated cash flow from operations of $14.0 million for the six months ended June 30, 2003, and $10.8 million for the six months ended June 30, 2002. Net cash provided (used) by operations was $16.9 million in 2002, $8.8 million in 2001 and ($2.7) million in 2000.

We expect cash from operations, additional borrowings on existing and future credit facilities, the completion of additional on-balance-sheet term note securitizations and the proceeds of this offering to be adequate to support our operations and projected growth over the next eighteen months.

Cash and Cash Equivalents. Our objective is to maintain a low cash balance, investing any free cash in leases. We generally fund our lease originations and growth using advances under our revolving bank facility and our CP conduit warehouse facilities. As of June 30, 2003, we had $71.7 million and as of December 31, 2002 we had $18.9 million in total cash and cash equivalents.

As of June 30, 2003, $65.4 million of our cash was classified as restricted cash, compared to $12.6 million at December 31, 2002. Restricted cash consists primarily of the cash reserve and advance payment accounts related to our term note securitizations. The restricted cash balance at June 30, 2003 included a $51.8 million prefunded cash balance in connection with our 2003-1 term note securitization. This prefunding account was used in its entirety by September 5, 2003 to acquire leases for inclusion in the asset pool related to the 2003-1 term note securitization.

Borrowings. Our aggregate outstanding secured borrowings amounted to $393.0 million at June 30, 2003 and $315.4 million at December 31, 2002. In addition, we had outstanding subordinated debt of $9.6 million at June 30, 2003 and $9.5 million at December 31, 2002.

As of September 30, 2003, we had $371.2 million in outstanding secured borrowings. As of September 30, 2003, we also had $10.0 million in outstanding subordinated debt, which we intend to repay with a portion of the net proceeds we receive from this offering. See “Use of Proceeds.”

Financing Sources

At June 30, 2003, our external financing sources, maximum facility amounts, amounts outstanding and unused available commitments, subject to certain minimum equity restrictions and other covenants and conditions, are summarized below:

		For the 12 Months Ended June 30, 2003			As of June 30, 2003

		Maximum
	Maximum	Month End	Average	Weighted		Weighted
	Facility	Amount	Amount	Average	Amounts	Average	Unused
	Amount	Outstanding	Outstanding	Coupon	Outstanding	Coupon	Capacity

	(dollars in thousands)
Revolving bank facility(1)	$32,500	$20,554	$9,661	4.22%	$12,423	3.85%	$20,077
CP conduit warehouse facilities (1)	200,000	130,466	60,340	2.36	—	—	200,000
Term note securitizations(2)	—	380,533	257,137	5.22	380,533	4.02	N/A

	$232,500		327,138	4.66	392,956	4.01	$220,077

Subordinated debt(3)		10,000	10,000	11.00	10,000	11.00

			$337,138		$402,956

(1)	Subject to lease eligibility and borrowing base formula.

(2)	Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts. As of June 30, 2003, we had completed five on-balance-sheet term note securitizations.

(3)	We intend to repay this outstanding subordinated debt with a portion of the net proceeds of this offering. After repayment, no further amount may be borrowed under the subordinated debt. Subordinated debt is shown at face amount including $421,000 of unamortized discount associated with warrants granted at time of issue.

Revolving bank facility. Our $32.5 million revolving bank facility is secured by leases that meet specified eligibility criteria. A revolving bank facility provides temporary funding pending the accumulation of sufficient pools of leases for financing through a CP conduit warehouse facility or an on-balance-sheet term note securitization. Funding under this facility is based on a borrowing base formula and factors in an assumed discount rate and advance rate against the pledged leases. During the six months ended June 30, 2003 and the year ended December 31, 2002, we had weighted average outstanding borrowings under this facility of $12.7 million for both periods and incurred interest expense under this facility of $254,000 and $551,000, respectively. This facility expires on August 31, 2005. As of September 30, 2003, we had $2.6 million in outstanding borrowings under the revolving bank facility.

CP conduit warehouse facilities. We have two CP conduit warehouse facilities that allow us to borrow, repay and re-borrow based on a borrowing base formula. In these transactions, we transfer pools of leases and interests in the related equipment to special purpose, bankruptcy remote subsidiaries. These special purpose entities in turn pledge their interests in the leases and related equipment to an unaffiliated conduit entity, which generally issues commercial paper to investors.

Our $125.0 million CP conduit warehouse facility is secured by leases that meet specified eligibility criteria. We obtain funding under this facility through a special-purpose, bankruptcy remote subsidiary to which we transfer eligible leases. Funding under this facility is based on a borrowing base formula and factors in an assumed discount rate and advance rate against the pledged collateral combined with specific portfolio concentration criteria. As of June 30, 2003, the maximum advance rate under this facility was 88.5% of our borrowing base. Interest on borrowings under the facility is charged at a floating rate based on commercial paper rates and averaged 1.93% for the six month period ended June 30, 2003. Our weighted average outstanding borrowings under this facility were $35.2 million for the six months ended June 30, 2003 compared to $38.7 million for the year ended December 31, 2002. We incurred interest expense under this facility of $339,000 for the six months ended June 30, 2003 compared to $955,000 for the year ended December 31, 2002. This facility expires on December 21, 2004.

Our $75.0 million CP conduit warehouse facility is also secured by leases that meet specified eligibility criteria. We obtain funding under this facility through a special-purpose, bankruptcy remote subsidiary to which we transfer eligible leases. Funding under the facility is based on a borrowing base formula and factors in an assumed discount rate and advance rate against the pledged collateral combined with specified portfolio concentration criteria. As of June 30, 2003, the maximum advance rate under this facility was 87.0% of our borrowing base. The facility is scheduled to expire on July 9, 2004, but may, at the option of the committed lenders, be renewed through July 9, 2005. Interest on borrowings under the facility is charged at a floating rate based on commercial paper rates and averaged 2.46% for the six month period ended June 30, 2003. We had weighted average outstanding borrowings under this facility of $64.9 million for the six months ended June 30, 2003 compared to $10.3 million for the year ended December 31, 2002. We incurred interest under this facility of $799,000 for the six months ended June 30, 2003, compared to $287,000 for the year ended December 31, 2002.

As of September 30, 2003, we had $18.6 million in outstanding borrowings under the CP conduit warehouse facilities.

Term note securitizations. Since our founding, we have completed five on-balance-sheet term note securitizations. In connection with each securitization transaction, we have transferred leases to our wholly owned, special-purpose bankruptcy remote subsidiaries and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. Our term note securitizations differ from our CP conduit warehouse facilities primarily in that our term note securitizations have fixed terms, fixed interest rates and fixed principal amounts. By entering into term note securitizations, we reduce outstanding borrowings under our CP conduit warehouse facilities and revolving bank facility, which increases the amounts available to us under these facilities to fund additional lease originations. Our Series 1999-2 transaction, which was our first term note securitization, was repaid in full on January 15, 2003. Our Series 2000-1, 2001-1, 2002-1 and 2003-1 transactions are rated by Moody’s Investors Service and Fitch Ratings. Moody’s ratings for each of our outstanding securitizations are as follows: Class A notes — A1 for 2001 Class A notes and A2 for all others; Class B notes — Baa2; and Class C notes — Ba2.

As of June 30, 2003, $333.2 million of our net investment in direct financing leases was pledged to our term note securitizations. Each of our term note securitizations is summarized below:

		Outstanding	Scheduled
	Notes Originally	Balance as of	Maturity	Original
	Issued	June 30, 2003	Date	Coupon Rate

	(dollars in thousands)
1999-2
Class A	$75,600	—	N/A	7.79%
Class B	7,200	—	N/A	9.24
Class C	4,050	—	N/A	11.63

	$86,850	$0		8.09	%(1)

2000-1
Class A	$86,500	$15,660	February 2005	7.73%
Class B	6,600	1,840	May 2005	8.84
Class C	3,800	1,060	August 2006	11.72

	$96,900	$18,560		7.96	%(1)

footnote appears on following page

		Outstanding	Scheduled
	Notes Originally	Balance as of	Maturity	Original
	Issued	June 30, 2003	Date	Coupon Rate

	(dollars in thousands)
2001-1
Class A	$103,300	$36,943	June 2005	5.60%
Class B	7,900	2,825	March 2007	6.51
Class C	4,560	1,631	May 2008	9.99

	$115,760	$41,399		5.84	%(1)

2002-1
Class A	$166,280	$108,793	May 2007	4.16%
Class B	12,720	8,320	February 2008	5.02
Class C	5,380	3,520	May 2009	9.03

	$184,380	$120,633		4.36	%(1)

2003-1
Class A	$197,290	$192,523	May 2008	2.90%
Class B	2,000	1,951	February 2009	4.16
Class C	5,600	5,467	April 2010	8.10

	$204,890	$199,941		3.05	%(1)

(1)Represents the weighted average coupon rate for all tranches of the securitization.

As of September 30, 2003, we had $350.0 million in outstanding borrowings under the term note securitizations.

Subordinated Debt. We have issued $10.0 million in senior subordinated notes. The notes are due March 30, 2006 and carry an interest rate of 11.0%. We intend to use a portion of the net proceeds from this offering to repay this debt. After repayment, no further amount may be borrowed under the senior subordinated notes.

Financial Covenants

All of our secured borrowing arrangements have financial covenants we must comply with in order to obtain funding through the facilities and to avoid an event of default. The revolving bank facility and CP conduit warehouse facilities also contain cross default provisions such that an event of default on any facility would be considered an event of default under the others, in essence simultaneously restricting our ability to access either of these critical sources of funding. A default by any of our term note securitizations is also considered an event of default under the revolving bank facility and CP conduit warehouse facilities. Some of the current critical financial covenants under our borrowing arrangements include:

•	Tangible net worth (includes subordinated debt not payable in six months and redeemable preferred stock) of not less than $32.4 million;

•	Debt to equity ratio of not more than 12-to-1;

•	Fixed charge coverage ratio of not less than 1.15-to-1; and

•	Interest coverage ratio of not less than 3.25-to-1.

Derivatives

Our CP conduit warehouse facilities require us to limit our exposure to an increase in interest rates by entering into either interest rate caps or interest rate swaps. To fulfill this obligation, to date we have only purchased interest rate caps from highly rated counterparties, typically rated AA- or better, and with notional principal protection that mirrors the amortization of our lease collateral. As of June 30, 2003, the fair market value of the interest rate caps purchased was $112,000, representing $145.7 million of notional principal. Our outstanding interest rate cap agreements do not meet the hedge accounting requirements of SFAS No. 133, Accounting for Derivatives and accordingly are marked to market through finance related costs.

Contractual Obligations

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The contractual obligations under our agreements, credit facilities, term securitizations, subordinated debt, operating leases and commitments under non-cancelable contracts as of June 30, 2003 and December 31, 2002 were as follows:

	Contractual Obligations as of June 30, 2003

		Operating	Leased	Capital
	Borrowings	Leases	Facilities	Leases	Total

	(dollars in thousands)
2003	$92,153	$51	$300	$162	$92,666
2004	136,439	83	664	272	137,458
2005	91,685	51	238	90	92,064
2006	57,884	32	240	23	58,179
2007	21,627	7	243	11	21,888
Thereafter	3,168	—	113	3	3,284

Total	$402,956	$224	$1,798	$561	$405,539

	Contractual Obligations as of December 31, 2002

		Operating	Leased	Capital
	Borrowings	Leases	Facilities	Leases	Total

	(dollars in thousands)
2003	$179,201	$97	$499	$350	$180,147
2004	73,633	83	551	263	74,530
2005	40,532	51	126	81	40,790
2006	28,599	32	128	15	28,774
2007	3,382	7	130	2	3,521
Thereafter	14	—	66	—	80

Total	$325,361	$270	$1,500	$711	$327,841

Market Risk and Financial Instruments

We are exposed to market risk associated with changes in interest rates. To provide some protection against potential interest rate increases associated with our variable rate facilities, we are required by our CP conduit warehouse facilities to enter into derivative financial transactions. Accordingly, we are using interest rate caps to limit our exposure to an increase in interest rates in the underlying variable rate facilities. As of June 30, 2003, we held interest rate caps with a notional amount of $145.7 million with several financial institutions at various terms.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents the expected principal cash flows and the related weighted average interest rates as of June 30, 2003 expected as of and for each year ended through December 31, 2007 and for periods thereafter.

	Expected Maturity Date by Calendar Year

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	(dollars in thousands)
Debt:
Fixed rate debt	$79,730	$136,439	$91,684	$57,884	$21,627	$3,169	$390,533	$397,004
Average fixed rate	4.33%	4.18%	3.91%	4.91%	3.27%	3.06%	4.19%
Variable rate debt	$12,423	$—	$—	$—	$—	$—	$12,423	$12,423
Average variable rate	3.85%	0.00%	0.00%	0.00%	0.00%	0.00%	3.85%
Interest rate caps:
Beginning notional balance	$145,669	$120,761	$79,473	$38,723	$9,982	$2,570	$145,669	$112
Ending notional balance	120,761	79,473	38,723	9,982	2,570	—	—	—
Average strike rate	6.01%	5.99%	5.96%	5.96%	5.75%	5.75%	5.98%

Our earnings are sensitive to fluctuations in interest rates. The revolving bank facility and CP conduit warehouse facilities are charged a floating rate of interest based on LIBOR or commercial paper interest rates. Because our assets are fixed rate, increases in these market interest rates would negatively impact earnings and decreases in the rates would positively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing under our new leases or our net interest margin would erode. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of a hypothetical 100 basis point (1.0%) increase in the market rates for which our borrowings are indexed for the twelve month period ended June 30, 2003 would have been to reduce net interest and fee income by approximately $700,000 based on our average variable rate borrowings of approximately $70.0 million for the year then ended, excluding the effects of any changes in the value of interest rate caps and possible increases in the yields from our lease portfolio due to the origination of new leases at higher interest rates.

We manage and monitor our exposure to interest rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. We also currently employ interest rate caps to offset some of our exposure to increasing interest rates.

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. On October 9, 2003, the FASB deferred the implementation date of FIN 46 for variable interest entities that existed prior to February 1, 2003 from the third quarter to the fourth quarter of 2003. Pursuant to this deferral, public companies must complete their evaluations of variable interest entities that existed prior to February 1, 2003, and determine whether consolidation will be required for financial statements issued for periods ending after December 15, 2003. For calendar year companies, consolidation of previously existing variable interest entities will be required in their financial statements for the year ending December 31, 2003. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and are not subject to deferral. The adoption of this accounting pronouncement has not had a material effect on our consolidated financial statements.

Since inception, we have completed five term note securitizations. In connection with each transaction, we have established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125, our securitizations do not qualify for sales accounting treatment due to certain call provisions that we maintain as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in our consolidated balance sheets. Our leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents our maximum loss exposure.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 Derivative Instruments and Hedging Activities. This statement amends and clarifies financial and accounting and reporting for derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In particular, this statement: 1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative; 2) clarifies when a derivative contains a financing component; 3) amends the definition of an underlying to conform it to language used in FIN 45; and 4) amends certain other existing pronouncements. This Statement is effective for hedging relationships designated after June 30, 2003 and for contracts entered into or modified after June 30, 2003, except for provisions relating to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 which should continue to be applied in accordance with their respective dates. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments and characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. For example, it does not change the accounting treatment for conversion features, or conditional redemption features. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

OUR BUSINESS

Overview

We are a nationwide provider of equipment financing solutions primarily to small businesses. We finance over 60 categories of commercial equipment important to our end user customers, including copiers, telephone systems, computers, and certain commercial and industrial equipment. Our average lease transaction was approximately $8,000 at June 30, 2003, and we typically do not exceed $150,000 for any single lease transaction. This segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers through origination sources comprised of our existing network of over 6,800 independent commercial equipment dealers and, to a lesser extent, through relationships with lease brokers and direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit.

We were founded in June 1997 by a group of seasoned finance professionals, each with an average of 15 years of experience providing financing solutions to small businesses. This experience has enabled us to develop and effectively implement our business model, which allows us to efficiently originate and process a large volume of small-ticket transactions while managing credit risk through various economic cycles.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are up to 75,000 independent equipment dealers who sell the types of equipment we finance. We focus primarily on an underserved segment of the market, the small and mid-size independent equipment dealers. This segment is underserved because: 1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than the independent equipment dealers; and 2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to adequately service these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high quality, convenient point-of-sale lease financing programs. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, allowing them to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost.

We have developed a fully integrated account origination platform that enables us to solicit, process and service a large number of low balance financing transactions. From our inception in 1997 to June 30, 2003, we processed approximately 225,000 lease applications and originated nearly 100,000 new leases. A key element to this platform is our ability to obtain detailed information on our origination sources and end user customers at all stages of a financing transaction, and effectively manage that information so it can be used across all aspects of our operations. Another important component of our origination platform is our contact management system, which systematically organizes and directs our solicitation efforts through telephony and technology applications. Our 69 sales account executives have instant desktop access to our data warehouse of origination source account information and the necessary applications to manage that information to generate new business. Our credit team utilizes our internal data and on-line reporting to assess the performance of all transactions referred by a particular origination source, identify and respond to portfolio trends and review detailed reports based on information stored in our systems. This enterprise-wide approach to information management allows us to grow our small-ticket lease portfolio organically while maintaining control over distribution, credit, pricing and terms. We believe that our origination platform is unique in the industry and not easily replicated, thereby providing us with a competitive advantage serving our market segment.

Effectively managing credit risk at the origination source, as well as at the transaction and portfolio levels, has enabled us to maintain credit quality as our portfolio has grown. At June 30, 2003, our greater than 60 day delinquency rate as a percentage of minimum lease payments receivable was 0.64%, and our annual net charge-off rate to our average net investment in direct financing leases for the six months ended June 30, 2003 was 1.91%. At December 31, 2002, our greater than 60 day delinquency rate as a percentage of minimum lease payments receivable was 0.86%, and our net charge-off rate to our average net investment in direct financing leases was 2.06%. Based on industry data for the small-ticket segment of the equipment leasing industry compiled by the ELA, our delinquencies and net charge-offs are below industry averages. We attribute our relatively low historical delinquency and loss rate levels to: 1) our comprehensive credit underwriting process, which applies a rules-based human decision making process that our management team has developed and refined based on their extensive experience in providing financing to small businesses; 2) our effective collection strategies; and 3) our diversified portfolio, which is comprised of approximately 60,000 active end user customers, none of which accounted for more than 0.07% of our portfolio at June 30, 2003.

We fund our business through a diverse funding strategy that involves a variety of financing sources. We utilize a revolving bank facility and two commercial paper conduit warehouse facilities, each of which is provided by a national credit provider. In addition, we have completed five on-balance-sheet term securitizations. Collectively, our financing strategy has provided us with sufficient funding capacity to maintain and grow our business. We believe that our asset quality, consistent financial performance and experienced management team have enabled us to access funding through multiple sources at competitive rates during fluctuating economic conditions, which in turn has allowed us to consistently grow our lease portfolio.

Industry Background

The ELA estimates that in 2003 business investment in equipment will be approximately $668.0 billion, of which approximately $208.0 billion will be financed through leasing. The equipment leasing market is divided into three segments which are differentiated by the cost of the equipment: small-ticket, middle-market and large-ticket. We compete in the highly-fragmented small-ticket segment of the lease financing market, which is comprised of lease transactions that are below $250,000 in equipment cost. According to the ELA’s most recent estimates, the small-ticket segment accounted for approximately 30% of the estimated total new leasing volume originated in 2001, which would equate to an approximate $62.4 billion segment in 2003 assuming comparable volume among the segments for 2003. Based upon this data and our industry experience, we estimate the size of the portion of the small-ticket leasing market in which we operate to be approximately $12 to $15 billion, of which we have less than a 2% market share.

Our end user customers are primarily small businesses. Small businesses, defined by the Small Business Administration Office of Advocacy as firms having fewer than 500 employees, are an integral part of the United States economy. In 2002, the Office of Advocacy estimates there were approximately 22.9 million small businesses in the United States. These small businesses:

•	represent approximately 99% of all employers;

•	account for more than 50% of the non-farm private gross domestic product;

•	employ more than half of all private sector employees; and

•	generate 60% to 80% of the net new jobs each year.

Traditionally, depository institutions such as commercial banks and thrift institutions, as well as non-depository institutions such as finance, leasing, mortgage, brokerage and insurance companies, have served the financing needs of small businesses. However, the recent trends of tightened bank lending standards and consolidation in the banking industry have driven small businesses to consider lease financing as a viable alternative for securing their equipment acquisitions.

Our Competitive Strengths

We believe several characteristics distinguish us from our competitors, including our:

•	Multiple sales origination channels. We use multiple sales origination channels to effectively penetrate the highly diversified and fragmented small-ticket equipment leasing market. Our direct origination channels, which account for approximately 66% of our originations, involve: 1) establishing relationships with independent equipment dealers; 2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers that sell their equipment; and 3) directly soliciting our existing end user customer base for repeat business. Our indirect origination channels account for approximately 34% of our originations and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell us leases that they originated.

•	Highly effective account origination platform. Our telephonic direct marketing platform offers origination sources a high level of personalized service through our team of 69 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions. Our origination platform enables us to: 1) identify and frequently contact thousands of origination source prospects in a cost efficient manner; 2) closely monitor and assess the effectiveness of the sales account executives responsible for converting these prospects into account relationships; and 3) provide an expert resource to facilitate the independent equipment dealer’s use of various types of lease financing as a sales tool.

•	Comprehensive credit process. We believe that asset quality is dependent upon effectively managing credit risk at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. We expend considerable effort to align ourselves only with qualified and stable origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels. Our credit analysts apply our underwriting guidelines to each transaction. These guidelines, which are frequently reviewed and updated by our Senior Credit Committee, have been developed based on our management’s extensive industry experience and our ongoing detailed review and analysis of our portfolio mix and performance.

•	Portfolio diversification. At June 30, 2003, our average lease transaction was approximately $8,000, and our typical leases do not exceed $150,000 for any single lease transaction. As of June 30, 2003, no single end user customer accounted for more than 0.07% of our portfolio and leases from our largest origination source accounted for only 2.9% of our portfolio. In addition, at June 30, 2003, we had financed over 60 equipment categories and had leases outstanding in all 50 states and the District of Columbia. This highly diversified portfolio helps to mitigate credit risk.

•	Fully integrated information management system. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions. We use highly efficient data retrieval and query tools to deliver real time information to our employees’ desktops. This high degree of automation and process integration across all aspects of our business results in lower transaction costs, improved operating efficiencies and better credit decisions.

•	Highly sophisticated collections environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post charge-off recovery dollars. Our collection strategy utilizes a life-cycle approach, where a single collector handles an account through its entire delinquency period. This approach allows the collector to consistently communicate with the end user customer’s decision maker to ensure that delinquent customers are providing consistent information. It also creates account ownership by the collectors, which is the foundation of our pay for performance incentive compensation plans.

•	Access to multiple funding sources. We have established and maintained diversified funding capacity through multiple facilities with several national credit providers. Our proven ability to consistently access funding at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business.

•	Experienced management team. Our executive officers average 15 years of experience in providing financing solutions primarily to small businesses. Prior to our formation in 1997, our founders played key roles in the development and management of the leasing operations of Advanta Business Services, a subsidiary of Advanta Corp. As we have grown, our founders have expanded the management team with a group of successful, seasoned executives. Immediately following this offering, our executive officers will beneficially own approximately 8.5% of our common stock.

Disciplined Growth Strategy

Our history of organic growth demonstrates our ability to succeed through various economic cycles. Our primary objective is to enhance our current position as a provider of equipment financing solutions primarily to small businesses by pursuing a strategy focused on the following organic growth initiatives:

•	Expand and enhance our relationships with origination sources. We believe we can increase our new origination source relationships and seek additional lease financing opportunities from our existing origination sources. We believe that our 2002 new lease originations of $203.5 million represented less than 2% of the small-ticket market that we target, leaving us significant opportunity to continue our organic growth. We expect to continue our growth by adding new sales account executives and continuing to train and season our existing sales force. We provide extensive training and mentoring to our sales account executives. As a result, as a sales account executive’s tenure with us increases, so does his or her productivity. We also provide ongoing training to our origination sources on how to use our financing services as a way to increase their sales, thereby increasing the business we get from these sources.

•	Increase portfolio of repeat customers. Our existing portfolio of end user customers offers us the opportunity for repeat business. As of June 2003, we had approximately 60,000 different end user customers, of which approximately 7,100, or 12%, have more than one lease with us. We have an opportunity to grow our portfolio by increasing the percentage of customers who have more than one lease with us. As a result, during 2002 we formed an end user sales group that proactively solicits our existing end user customer base for additional lease transactions. We believe that this group can be successful in further increasing our repeat customer business and thus create future portfolio growth.

•	Strategic regional expansion. We have been able to increase our penetration in the Southeast and Central Mountain regions of the United States by establishing regional offices in Georgia and Colorado. We are continuing to evaluate opportunities to establish additional regional offices in other areas of the United States, with the leading region at this time being the Midwest. By strategically expanding our regional offices, we believe we can increase originations in areas of the country that are currently under-weighted in our portfolio.

•	Expand product offerings. We believe that we can leverage our existing relationships with our end user customers by strategically offering them other products or services. By doing this, we believe we can increase our profitability and enhance our relationships with our origination sources. Our property insurance product is one example of an opportunity that we analyzed, pursued and successfully implemented. To the extent that we are able to replicate this success with other products and services, we would create additional growth opportunities.

Asset Originations

Overview of Origination Process. We access our end user customers through origination sources comprised of our extensive network of independent equipment dealers and, to a lesser extent, through relationships with lease brokers and the direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The independent equipment dealers we target typically have had limited access to lease financing programs, as the traditional providers of this financing generally have concentrated their efforts on the equipment manufacturers and larger distributors.

The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads and review management reports. We have also integrated predictive dialer technology into the contact management system, enabling our sales account executives to create efficient calling campaigns to any subset of the origination sources in the database.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source’s single point of contact for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. The sales account executives are paid commissions on their originations, thereby properly incenting them to provide the best possible service. This single point of contact approach distinguishes us from our competitors, many of whom require the origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

•	ability to submit applications via fax, phone, internet, mail or e-mail;

•	credit decisions generally within two hours;

•	one-page, plain-English form of lease for transactions under $50,000;

•	overnight or ACH funding to the origination source once all lease conditions are satisfied;

•	value-added portfolio reports, such as application status and volume of lease originations;

•	on-site or telephonic training of the equipment dealer’s sales force on leasing as a sales tool; and

•	custom leases and programs.

Of our 212 total employees as of June 30, 2003, we employed 69 sales account executives, each of whom receives a base salary and earns commissions based on their lease originations. We also employed three employees dedicated to marketing as of June 30, 2003. Our marketing expenses increased $71,000 from June 30, 2002 to June 30, 2003.

Sales Origination Channels. We use direct and indirect sales origination channels to effectively penetrate a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All of the sales account executives in our New Jersey headquarters and our Colorado, Georgia and Pennsylvania regional offices use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

•	Direct Channels. Our direct sales origination channels, which account for approximately 66% of our originations, involve:

—	Independent equipment dealer solicitations. This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $2.0 million in annual revenues and fewer than 20 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers. At June 30, 2003, we had 53 sales account executives in this direct origination channel, including a dedicated team of 11 sales account executives who focus solely on copier and office equipment dealers.

—	National account endorsements. This channel focuses on securing endorsements from national equipment manufacturers and distributors and then leveraging those endorsements to become the preferred lease financing source for the independent dealers that sell the manufacturers’ or distributors’ equipment. Once the national account team receives an endorsement, the equipment dealers that sell the endorsing manufacturer’s or distributor’s products are contacted by our sales account executives in the independent equipment dealer channel. This allows us to quickly and efficiently leverage the endorsements into new business opportunities with many new equipment dealers located nationwide. At June 30, 2003, we had three sales account executives in the national account group and 37 active national account endorsements.

—	End user customer solicitations. This channel focuses on soliciting our existing portfolio of approximately 60,000 end user customers for additional equipment leasing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons, including that we already have their credit information and lease payment histories and they have already shown a propensity to finance their equipment. At June 30, 2003, we had four sales account executives focused solely on the direct solicitation of our end user customers.

•	Indirect Channels. Our indirect origination channels account for approximately 34% of our originations and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with an end user customer. We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to our direct channels. We view these indirect channels as an opportunity to extend our lease origination capabilities through relationships with smaller originators who have limited access to the capital markets and funding. At June 30, 2003, we had nine sales account executives focused on our indirect origination channels.

Sales Recruiting, Training and Mentoring

Our recruiting process identifies potential sales account executive candidates through sales recruiters, referrals, the internet and print advertising. Candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation. Due to our extensive training program and systematized sales approach, we do not regard previous leasing or finance industry experience as being necessary. Our location of offices near large urban centers gives us access to large numbers of qualified candidates.

Each new sales account executive undergoes up to a 60-day comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. It also covers technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards.

In addition to our formal training program, sales account executives also receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first hand from their more senior peers. In addition, our sales managers frequently monitor and coach a sales account executive during phone calls, enabling the individual to receive immediate feedback.

Beyond our formal training program, our sales account executives receive significant continuing education and training. These programs include periodic detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment leases. The type of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. We seek to reduce the financial risk associated with our lease transactions through the use of full pay-out leases. A full pay-out lease provides that the non-cancelable rental payments due during the initial lease term are sufficient to recover the purchase price of the underlying equipment plus an expected profit. The initial non-cancelable lease term is equal to or less than the equipment’s economic life. Initial terms generally range from 36 to 60 months. At June 30, 2003, the average original term of the leases in our portfolio was approximately 45 months, and we had personal guarantees on approximately 48% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

•	address any maintenance or service issues directly with the equipment dealer or manufacturer;

•	insure the equipment against property and casualty loss;

•	pay all taxes associated with the equipment;

•	use the equipment only for business purposes; and

•	make all scheduled payments regardless of the performance of the equipment.

When appropriate throughout the term of the lease, we charge late fees, prepayment penalties, and loss and damage waiver fees. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. At June 30, 2003, approximately 64% of our leases had one dollar purchase options, 21% had fair market value purchase options and 15% had purchase options at a specified percentage, typically 10% of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the equipment in the secondary market or receiving additional rental payments pursuant to the contract’s automatic renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At June 30, 2003, approximately 57% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides the end user customer with all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, Ltd., our Bermuda-based, wholly owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less a ceding fee based on annual net premiums written. The reinsurance contract expires in May 2006.

Portfolio Overview

We believe that our portfolio is well diversified. At June 30, 2003, we had 72,771 active leases in our portfolio, representing an aggregate minimum lease payments receivable of $432.1 million. With respect to our portfolio at June 30, 2003:

•	the average original lease transaction was $7,832;

•	approximately 84% of the number of leases had a remaining balance of $10,000 or less, with an average remaining balance of $5,939;

•	our active leases were spread among 59,561 different end user customers, with the largest single end user customer accounting for only 0.07% of the aggregate minimum lease payments receivable;

•	over 66% of the aggregate minimum lease payments receivable were with end user customers who had been in business more than five years;

•	the portfolio was spread among 7,640 origination sources, with the largest source accounting for only 2.9% of the aggregate minimum lease payments receivable, and our ten largest origination sources accounting for only 11.2% of the aggregate minimum lease payments receivable;

•	there were 67 different equipment categories financed, with the largest categories set forth below, as a percentage of the June 30, 2003 aggregate minimum lease payments receivable:

Equipment Category	Percentage

Copiers	20%
Water filtration systems	8%
Telephone systems	8%
Computers	7%
Commercial & Industrial	7%
Automotive (no titled vehicles)	6%
Restaurant equipment	5%
Security systems	5%
Closed Circuit TV security systems	5%
Cash registers	3%
Medical	3%
Computer software	3%
All others (none more than 2%)	20%

•	we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the June 30, 2003 aggregate minimum lease payments receivable:

State	Percentage

California	12%
Florida	9%
Texas	9%
New York	7%
New Jersey	6%
Pennsylvania	4%
Georgia	4%
North Carolina	4%
Massachusetts	3%
Illinois	3%
Ohio	3%
All others (none more than 2%)	36%

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to effectively manage that information so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

•	a sales information database that: 1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; 2) systematically analyzes call activity patterns to improve outbound calling campaigns; and 3) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;

•	a credit performance database that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators. Using programming models developed by us, we are able to produce reports capable of assessing historical results as well as projecting portfolio performance under multiple scenarios;

•	predictive auto dialer technology that is used in both the sales origination and collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;

•	imaging technology that enables our employees to retrieve to their desktops all documents evidencing a lease transaction and instantly fax or e-mail copies to the origination source or end user customer, thereby further improving our operating efficiencies and service levels; and

•	an integrated voice response unit that enables our end user customers the opportunity to quickly and efficiently obtain certain information from us about their account.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. The foundation of our platform is a Microsoft NT local area network, the architecture and underlying bandwidth which provide a foundation for the addition of a substantial number of additional PCs and components. The network equipment supporting this network is mainstream and widely utilized. Our systems are backed up nightly and a full set of data tapes is sent to an off-site storage provider weekly. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Each sales origination channel has one or more credit team supporting it. Our credit teams are located in our New Jersey headquarters and our Colorado and Georgia regional offices. At June 30, 2003, we had 19 credit analysts managed by five credit managers having an average of eight years of experience. Each credit analyst is measured monthly against a discrete set of performance variables, including decision turnaround time, approval and loss rates, and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the pre-qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Pre-qualification and ongoing review of origination sources. Each origination source must be pre-qualified before we will accept applications from it. The origination source must submit a source profile, which we use to review the origination source’s credit bureau information and a Dun & Bradstreet, Inc. report and check its references. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source’s file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source’s file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source’s statistics do not improve in a timely manner, we often stop accepting applications from that origination source. Our knowledge of our origination sources is extensive and is frequently updated with new information.

End user customer review. Each end user customer’s application is reviewed using our rules-based set of underwriting guidelines that focus on commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on their lengthy experience in extending credit to small businesses. The guidelines are reviewed and revised as necessary by our Senior Credit Committee, which is comprised of our CEO, President, General Counsel, Vice President of Credit and Vice President of Collections. Our underwriting guidelines require a thorough credit investigation of the end user customer, including an analysis of the personal credit of the owner, who often guarantees the transaction, verification of the corporate name, location and time in business and review of bank and trade references.

Credit approvals are granted based on respective levels of authority as follows:

Approving party	Authority based on total end user customer exposure

Senior Credit Committee	greater than $150,000

Vice President of Credit and one other member of Senior Credit Committee	$125,001 to $150,000

Vice President of Credit	$100,001 to $125,000

Credit Manager	up to $100,000, based on experience

Credit Analyst	up to $60,000, based on experience

Origination sources can submit a credit application for the end user customer via telephone, facsimile, mail or electronic transmission. A credit analyst with proper authority will review the application by obtaining commercial information reports and generic scores from online databases maintained by the reporting agencies such as Dun & Bradstreet, Inc. and Experian Information Solutions, Inc. In most instances, the personal credit of the business owner will also be reviewed by obtaining consumer credit reports from one of the consumer reporting agencies such as Trans Union, Experian or Equifax. We seek to obtain consumer credit information on the owner even if there is no personal guaranty required on the transaction, because the owner’s personal credit report can provide insight as to how the owner will handle the business credit. Each application is also screened through our origination source performance database to ensure that we have no performance or delinquency issues in our existing portfolio of transactions with the referring origination source. The credit analyst may also consider other factors in the credit decision process, including:

•	length of time in business;

•	confirmation of actual business operations and ownership;

•	management history, including prior business experience;

•	size of the business, including the number of employees and financial strength of the business;

•	bank and trade references;

•	legal structure of business; and

•	fraud indicators.

Transactions over $75,000 often receive a higher level of scrutiny, including review of financial statements or tax returns and review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are valid for a 90-day period from the date of initial approval. In the event that the funding does not occur within the 90-day initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone audit with the end user customer is performed by us, or in some instances by the origination source, prior to funding the transaction. The purpose of this audit is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer’s satisfaction with the equipment, and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone audit.

The chart below illustrates the selectivity of our lease approval process from our inception to June 30, 2003.

Monitoring of portfolio trends and underwriting standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are frequently produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends, and other related indicators of portfolio performance. Any significant findings are presented to the Senior Credit Committee for review and action.

Our internal credit audit and surveillance team is responsible for ensuring that the credit department adheres to all underwriting guidelines. The audits produced by this department are designed to monitor our origination sources, fraud indicators, regional office operations, appropriateness of exceptions to credit policy and documentation quality. Management reports are regularly generated by this department detailing the results of these auditing activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

•	entering the lease into our accounting and billing system;

•	preparing the invoice information;

•	filing Uniform Commercial Code financing statements on leases in excess of $25,000;

•	paying the equipment dealers for leased equipment;

•	billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;

•	assuring compliance with insurance requirements;

•	providing customer service to the leasing customers; and

•	managing residuals by seeking to realize our recorded residual in leased equipment at the end of the initial lease term.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post-default recovery dollars. Our collection strategy utilizes a life-cycle approach, under which a single collector handles an account through an account’s entire period of delinquency. This approach allows the collector to consistently communicate with the end user customer’s decision maker to ensure that delinquent customers are providing consistent information. It also creates account ownership by the collectors, allowing us to evaluate them based on the delinquency level of their assigned accounts. The collectors are individually accountable for their results and a significant portion of their compensation is based on the delinquency performance of their accounts. The collection managers review and assess each collector’s call activity and delinquency levels daily.

Our collectors are grouped into teams that support a single sales origination channel. By supporting a single channel, the collector is able to gain knowledge about the origination sources and the types of transactions and other characteristics within that channel. Our collection activities begin with phone contact when a payment becomes ten days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is used to focus on and reduce the number of accounts that are between ten and 30 days delinquent. A series of collection notices are sent once an account reaches the 30-, 60-, 75- and 90-day delinquency stages. Collectors input notes directly into our servicing system, enabling them to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession. Bankrupt accounts are assigned to a bankruptcy paralegal and accounts with more than $30,000 outstanding are assigned to more experienced collection personnel.

After an account becomes 120 days or more past due, it is charged-off and referred to our internal recovery group, consisting of a lawyer and a team of paralegals. This group has the task of maximizing recoveries on all charged-off accounts. The group utilizes several resources to achieve its goal, including: 1) initiating litigation against the end user customer and any personal guarantor using our internal legal staff; 2) referring the account to an outside law firm or collection agency; and/or 3) repossessing and remarketing the equipment through third parties. Much of the litigation initiated internally by our recovery staff is filed in small claims court, resulting in a productive, cost-efficient manner by which we can formally pursue a customer for a small charged-off amount.

Government Regulation

Although most states do not directly regulate the equipment lease financing business, certain states require licensing of lenders and finance companies, impose limitations on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we may also be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons why application for credit is declined. The Telephone Consumer Protection Act (“TCPA”) of 1991 and similar statutes or rules in certain states governing telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles.

Our insurance operations are subject to various types of governmental regulation. First, we are required to maintain insurance producer licenses in the states in which we sell our insurance product. Second, our wholly owned insurance company subsidiary, AssuranceOne Ltd., is a Class 1 Bermuda insurance company and, as such, is subject to the Insurance Act 1978 of Bermuda, as amended, and related regulations.

We believe that we are currently in compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small businesses, including:

•	national, regional and local finance companies that provide leases and loan products;

•	financing through captive finance and leasing companies affiliated with major equipment manufacturers;

•	corporate credit cards; and

•	commercial banks, savings and loan associations and credit unions.

Our principal competitors in the highly fragmented and competitive small-ticket equipment leasing market are smaller finance companies and local and regional banks. Other providers of equipment lease financing include American Express Company, CIT Group, De Lage Landen Financial, GE Commercial Equipment Finance and Wells Fargo Bank, National Association. Many of these companies are substantially larger than us and have considerably greater financial, technical and marketing resources than we do. While these larger competitors provide lease financing to the marketplace, many of them are not our primary competitors given that our marketing focus is on independent equipment dealers and their end user customers. Nevertheless, there can be no assurances that these or other large competitors will not increase their focus on our market and begin to more directly compete with us.

Some of our competitors have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are less than the yields we use to price our leases, which might force us to lower our yields or lose lease origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could enable them to establish more origination sources and end user customer relationships and increase their market share. We compete on the quality of service we provide to our origination sources and end user customers. We have and will continue to encounter significant competition and there can be no assurance that we will be able to successfully compete in our chosen market.

Employees

As of June 30, 2003, we employed 212 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages. We believe that our relations with our employees are good.

Facilities

Our headquarters are located in Mount Laurel, New Jersey, where we lease 29,265 square feet under a lease that expires in January 2005. We also lease 5,621 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in May 2008. In addition, we have regional offices in Norcross, Georgia, which is a suburb of Atlanta, and Greenwood Village, Colorado, which is a suburb of Denver. Our Georgia office is 6,043 square feet and the lease expires in July 2008, and our Colorado office is 5,914 square feet and the lease expires in August 2006. We believe our leased facilities are adequate for our current needs. Our Mount Laurel, New Jersey lease expires in January 2005. We are currently in negotiations for the development and leasing of a new headquarters facility that we expect to be sufficient to support our planned growth. We have already initiated discussions with property owners and developers to identify the options we may have to lease new headquarters space in southern New Jersey.

Legal Proceedings

We are party to various legal proceedings, which include claims, litigation and class action suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of the date of this prospectus.

Executive Officers and Directors

Name	Age	Position

Daniel P. Dyer	45	Chairman of our Board of Directors, Chief Executive Officer and Treasurer
Gary R. Shivers	47	President and Director
George D. Pelose	39	Senior Vice President, General Counsel and Secretary
Bruce E. Sickel	43	Senior Vice President and Chief Financial Officer
John J. Calamari	48	Director nominee(1)
Lawrence J. DeAngelo	37	Director
Kevin J. McGinty	54	Director
James W. Wert	57	Director
Loyal W. Wilson	55	Director

(1)	Mr. Calamari will become a Director upon completion of this offering.

Daniel P. Dyer has been Chairman of our Board of Directors, Chief Executive Officer and Treasurer since co-founding our Company in 1997. Prior to that, from 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for that subsidiary’s financial and treasury functions. Mr. Dyer is a member of the Small Ticket Council of the ELA and has also served on the ELA’s Industry Data Committee. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant.

Gary R. Shivers has been President and Director since co-founding our Company in 1997. Prior to that, from 1986 to 1997, Mr. Shivers served in a number of positions, most recently as Senior Vice President and General Manager of the Equipment Leasing Division for Advanta Business Services, where he was involved in strategic planning, sales and marketing, credit and collections and asset management. Mr. Shivers is a former member of the Small Ticket Council of the ELA and a participant in the ELA Future Council Roundtable. Mr. Shivers received his undergraduate degree in business administration and his MBA from LaSalle University.

George D. Pelose has been our Senior Vice President, General Counsel and Secretary since 1999. Prior to that, from 1997 to 1999, Mr. Pelose was an attorney with Merrill Lynch Asset Management, providing legal and transactional advice to a portfolio management team that invested principally in bank loans and high-yield debt securities. From 1994 to 1997, Mr. Pelose was an associate at Morgan, Lewis & Bockius LLP in the firm’s Business & Finance section where he worked on a variety of corporate transactions, including financings, mergers, acquisitions, private placements and public offerings. From 1991 to 1994, Mr. Pelose attended law school. From 1986 to 1991, Mr. Pelose was a corporate loan officer in the commercial lending division of PNC Bank. Mr. Pelose received both his undergraduate degree in economics and his law degree from the University of Pennsylvania, both with honors. Mr. Pelose is licensed to practice law in New Jersey and Pennsylvania.

Bruce E. Sickel joined us in September 2003 as Senior Vice President and Chief Financial Officer. Prior to that, from 1990 to 2003, Mr. Sickel was a founder of Premier Bancorp, a Pennsylvania financial holding company of Premier Bank, where he served as Chief Financial Officer and Director from its inception through the sale of the company in August 2003. From 1987 to 1990, Mr. Sickel was Senior Vice President and Controller of Horizon Financial F.A., a $2.5 billion diversified thrift institution. From 1982 to 1987, Mr. Sickel worked in the audit department of Peat, Marwick, Mitchell & Co. (now KPMG LLP), rising to the level of audit manager. Mr. Sickel received his undergraduate degree in finance and accounting from Juniata College and is a Certified Public Accountant and Chartered Financial Analyst.

John J. Calamari has agreed to serve as a Director beginning immediately upon completion of this offering. Mr. Calamari is Senior Vice President, Corporate Controller of Radian Group Inc. where he oversees Radian’s global controllership functions, a position he has held since joining Radian in 2001. Prior to that time, Mr. Calamari was also a consultant to the financial services industry from 1999 to 2001, where he structured new products and strategic alliances and established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank and Advanta Bank USA. Mr. Calamari received his undergraduate degree in accounting from St. John’s University in 1976.

Lawrence J. DeAngelo has been a Director since July 2001. Mr. DeAngelo is a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Kevin J. McGinty has been a Director since February 1998. Mr. McGinty is a Managing Director and co-founder of Peppertree Partners. Prior to founding Peppertree in 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to 2000. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

James W. Wert has been a Director since February 1998. Mr. Wert is President and CEO of Clanco Management Corp., which is headquartered in Cleveland, Ohio. Prior to joining Clanco in 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, after holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings, Inc., and is a director of Continental Global Group, Inc. and Paragon Holdings, Inc. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982.

Loyal W. Wilson has been a Director since February 1998. Mr. Wilson is a Managing Director of Primus Venture Partners, Inc., a Cleveland, Ohio-based venture capital firm that invests in private companies at all stages of development. Mr. Wilson has been a Managing Partner of Primus Venture Partners since 1983 and a Managing Director since 1993. From 1973 to 1983, Mr. Wilson was employed by First Chicago Corporation. Mr. Wilson also serves on the board of directors of Corinthian Colleges, Inc. and STERIS Corporation. Mr. Wilson is a former director of DeVry, Inc. Mr. Wilson received his undergraduate degree in economics from the University of North Carolina at Chapel Hill and his MBA from Indiana University.

Board of Directors

Our board of directors, which currently consists of six members, will consist of seven members upon the completion of this offering. Each director will hold office initially for a term expiring at the annual meeting of our shareholders to be held in 2004. Thereafter, all board members will serve one-year terms and will be elected at the annual meeting of our shareholders.

Audit Committee

Our board of directors has established an audit committee, which will be comprised of three independent directors after the closing of this offering, Messrs. Wert (chairman), McGinty and Calamari. The audit committee will assist the board in overseeing and reviewing: 1) the integrity of our financial reports and financial information provided to the public and to governmental and regulatory agencies; 2) the adequacy of our internal accounting systems and financial controls; 3) the annual independent audit of our financial statements, including the independent auditor’s qualifications and independence; and 4) our compliance with law and ethics programs as established by management and the board. The audit committee:

•	will have sole authority to select, evaluate, terminate and replace our independent auditors;

•	will have sole authority to approve in advance all audit and non-audit engagement fees and terms with our independent auditors;

•	will review the activities, plan, scope of authority, organizational structure and qualifications of our internal auditors; and

•	will review our audited financial statements, public filings and earnings press releases prior to issuance, filing or publication.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Our board of directors expects that at least one member of our audit committee will qualify as an audit committee financial expert as defined under current and proposed SEC and Nasdaq Stock Market rules and regulations and the other members of our audit committee will satisfy the financial literacy requirements for audit committee members under current such rules and regulations.

Compensation Committee

Our board of directors has established a compensation committee, which will be comprised of three independent directors after the closing of this offering, Messrs. McGinty (chairman), DeAngelo and Wilson. The principal functions of the committee are to:

•	evaluate the performance of our named executive officers and approve their compensation;

•	prepare an annual report on executive compensation for inclusion in our proxy statement;

•	review and approve compensation plans, policies and programs, considering their design and competitiveness;

•	administer and review changes to our equity incentive plans pursuant to the terms of the plans; and

•	review our non-employee independent director compensation levels and practices and recommend changes as appropriate.

The compensation committee will review and approve corporate goals and objectives relevant to chief executive officer compensation, evaluate the chief executive officer’s performance in light of those goals and objectives, and recommend to the board the chief executive officer’s compensation levels based on its evaluation.

The compensation committee will administer our 2003 Equity Compensation Plan and our 2003 Employee Stock Purchase Plan.

Nominating and Corporate Governance Committee

Our board of directors has established a nominating and corporate governance committee, which will be composed of three independent directors after the closing of this offering, Messrs. DeAngelo (chairman), McGinty and Wert. This committee is responsible for seeking, considering and recommending to the board qualified candidates for election as directors and recommending a slate of nominees for election as directors at our annual meeting. The committee will develop corporate governance guidelines for our company and recommend such guidelines to our board of directors. The committee will review and make recommendations on matters involving general operation of the board and its committees, and will annually recommend to the board nominees for each committee of the board.

Director Compensation

The non-employee independent members of our board of directors will receive compensation of $3,750 per quarter for their service on the board of directors. Non-employee independent members of our board of directors will be granted an option to purchase 5,000 shares of our common stock upon the later to occur of their initial appointment or election to our board of directors and the consummation of this offering. These options will vest in four equal annual installments. In addition, non-employee independent members of our board of directors will be eligible to receive annual grants of 1,500 options under our 2003 Equity Compensation Plan. The annual option grants will vest in one year over four equal quarterly installments. The per share exercise price of all options granted to non-employee independent members of our board of directors will be equal to the fair market value per share on the date the option is granted.

The chairman of the audit committee will receive additional compensation of $2,500 per quarter and the other members of the audit committee will receive additional compensation of $1,500 per quarter for their service on the audit committee. The chairman of the compensation committee will receive additional compensation of $750 per quarter and the other members of the compensation committee will receive additional compensation of $500 per quarter for their service on the compensation committee.

Executive Compensation

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to us in all capacities during the fiscal year ended December 31, 2002 by our Chief Executive Officer and the two other most highly compensated executive officers whose total salary and bonus exceeded $100,000 in fiscal 2002. We refer to these officers as our named executive officers in other parts of this prospectus. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees and perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the officers’ total salary and bonus disclosed in this table.

			Long-Term
			Compensation

	Annual Compensation		Number of
			Securities
			Underlying	All other
Name and Principal Position	Salary	Bonus(1)	Options	Compensation(2)

Daniel P. Dyer	$210,577	$118,000	10,000	$7,118
Chairman of the Board, Chief
Executive Officer and Treasurer
Gary R. Shivers	185,577	103,500	10,000	5,990
President and Director
George D. Pelose	168,192	81,500	20,000	5,989
Senior Vice President, General
Counsel and Secretary

(1)Figures represent bonuses earned in 2002 but paid in 2003.

(2)Includes contributions made by us to our 401(k) plan on behalf of the officers and reimbursement of life insurance premiums pursuant to such officers’ employment agreements.

Employment Agreements

We have entered into employment agreements with Messrs. Dyer, Shivers and Pelose, the terms of which are substantially similar to each other. The agreements require the executives to devote substantially all of their business time to their employment duties. The initial two year term of each agreement runs through

October 2005, and the term automatically extends on each anniversary date of the agreement for successive one-year terms unless either party to the agreement provides 90 days’ notice to the other party that they do not wish to renew the agreement.

The employment agreements provide for the following minimum base salaries: Daniel P. Dyer, $275,000; Gary R. Shivers, $250,000; and George D. Pelose, $235,000. The compensation committee will review these salaries at least annually for consideration of increase based on merit and competitive market factors. The employment agreements also provide for the following target bonuses as a percentage of base salary: Daniel P. Dyer, 85%; Gary R. Shivers, 70%; and George D. Pelose, 50%. The executives are eligible for awards under our 2003 Equity Compensation Plan and any other equity incentive plan we may maintain. The executives may participate in benefit plans we maintain for our employees and are entitled to receive additional life and disability insurance benefits in amounts referenced in the employment agreements.

We may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: 1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; 2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; 3) material breach by the executive of certain protective covenants (as described below); or 4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice providing us with the opportunity to remedy the good reason. Good reason generally means: 1) a material diminution in title or a material change in authority, duties, responsibilities or reporting lines not approved in writing by the executive; 2) a breach by us of our material obligations under the employment agreement; 3) the relocation of our principal office to a location more than 25 miles from Mt. Laurel, New Jersey, which is not approved by the executive; 4) any reduction in the executive’s base salary or target bonus percentage, or a material reduction in benefits; 5) the occurrence of a change in control (as defined in the agreements); or 6) a written notice of non-extension of the employment agreement given by us.

If the executive’s employment ends for any reason, we will pay accrued salary, bonuses and incentive payments already determined and other existing obligations. In addition, if we terminate the executive’s employment without cause or if the executive terminates his employment with good reason, we will be obligated to pay the executive an amount equal to two times the sum of the executive’s then current base salary plus the average bonus earned by the executive for the two preceding fiscal years payable over an 18-month period; provided, however, that such amount shall be paid to the executive in a lump sum if such termination occurs six months prior to or following a change in control. In addition the executive will be entitled to the continuation of the benefits in place at the time of termination for two years thereafter. In the event of a termination by us for any reason other than for cause, all of the options, restricted stock and other stock incentives granted to the executive after the commencement of the employment agreement will become fully vested, and the executive will have up to two years in which to exercise all such vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then we will be required to gross up the executives payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If we terminate the executive’s employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with us and from soliciting our customers for an 18-month period; provided that such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring our employees.

401(k) Plan

We have established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pretax basis through contributions to the 401(k) plan. We match 25% of the first four percent of each eligible employee’s deferral amount. Our 401(k) plan also permits us to make discretionary profit sharing contributions on behalf of eligible employees. Our matching and discretionary contributions vest after three years. Our matching and discretionary contributions to the 401(k) plan totaled $107,000 in 2001 and $125,000 in 2002.

2003 Employee Stock Purchase Plan

We have established a 2003 Employee Stock Purchase Plan (“ESPP”), which will permit eligible employees to purchase shares of our common stock through after-tax payroll deductions, to become effective concurrently with this offering. We intend to reserve 200,000 shares of our common stock for issuance under the ESPP. We intend for the ESPP to meet the requirements for an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

The ESPP will be implemented as part of a series of overlapping offering periods, each approximately 12 months long with interim purchase dates every six months. The first offering period will begin on the effective date of the ESPP and will end in December 2004. Unless the plan administrator for the ESPP determines otherwise prior to the beginning of an offering period, each subsequent offering period will begin on the first business day after each January and July and will end on the last business day 12 months later. If the fair market value of our common stock on any interim purchase date is less than the fair market value of our common stock on the first date of the offering period, the participants in such offering period will, immediately after the purchase of shares on such interim purchase date, be transferred from that offering period into the next offering period that commences after the interim purchase date. Eligible employees are not permitted to participate in more than one offering period at a time.

Each eligible employee who elects to participate in an offering period, will be granted an option to purchase our common stock on the first day of the offering period, and the option will automatically be exercised on each interim purchase date during the offering period based on the employee’s accumulated contributions to the ESPP. The purchase price for each share of stock during the initial offering period will be equal to 95% of the lesser of the price per share of our common stock in this offering or the fair market value of our common stock on each interim purchase date. For each subsequent offering period, the purchase price of each share of our common stock under the ESPP will be equal to 95% of the lesser of the fair market value per share of our common stock on the first day of the offering period or the fair market value of our stock on each interim purchase date. Participants will generally be permitted to allocate up to 10% of their compensation to purchase our common stock under the ESPP. However, for the first offering period that begins on the effective date of the ESPP, all eligible employees will be automatically enrolled in the ESPP prior to the commencement of the offering period and will be required to contribute to the ESPP an amount equal to 10% of his or her compensation. Shortly after the first offering period commences, but prior to the first interim purchase date, participants will be able to elect to continue their participation in the ESPP, withdraw from participation in the ESPP or reduce the amount they contribute to the ESPP. Participants may modify or end their participation in the ESPP at any time during any offering period. Participation ends automatically upon termination of employment or if the participant ceases to be an eligible employee. The maximum number of shares that a participant may purchase on any interim purchase date may not exceed 900 shares and the maximum number of shares purchasable in the aggregate by all participants in the ESPP on any one interim purchase date may not exceed 50,000 shares, subject to adjustment by the plan administer prior to the beginning of the offering period. In addition, no participant may purchase more than $25,000 worth of our common stock during each calendar year under the ESPP.

If we experience a change in control while the ESPP is in effect, all outstanding purchase rights under the ESPP will automatically be exercised immediately prior to the effective date of any change in control and the purchase price for each share of our common stock under the ESPP on such purchase date will be equal to 95% of the lesser of the fair market value per share of our common stock on the first day of the offering period in which the participant is enrolled or the fair market value of our stock immediately prior to the change in control. If a change in control occurs, the limitation on the aggregate number of shares that all participants may purchase on the purchase date will not apply.

All of our employees and employees of Marlin Leasing Corporation whose regular employment is for more than 20 hours per week and for more than five months per calendar year will be eligible to participate in the ESPP, provided that any employee who would own five percent or more of the total combined voting power or value of our common stock immediately after any grant is not eligible to participate.

The ESPP will be administered by the compensation committee of our board of directors. Our board of directors may amend or terminate the ESPP at any time, with such amendment or termination to become effective immediately following the close of an interim purchase date. However, our board of directors may not amend the ESPP without shareholder approval if such amendment increases the number of shares of our common stock issuable under the ESPP (except for permissible adjustments in the event of certain changes in our capitalization), alters the purchase price formula to reduce the purchase price payable for shares purchasable under the ESPP, or modifies the eligibility requirements under the ESPP. Unless sooner terminated by our board of directors, the ESPP will terminate upon the earliest of: 1) the last business day in October 2013; 2) the date all shares available for issuance under the plan have been issued; or 3) the date all purchase rights are exercised in connection with a change in control.

2003 Equity Compensation Plan

Our board of directors has adopted the 2003 Equity Compensation Plan, (the “Plan”), for the purpose of attracting and retaining employees, non-employee independent directors, and consultants. The Plan provides for the issuance of stock options, stock appreciation rights, stock awards, stock units and other equity-based awards. Each stock option granted pursuant to the Plan is designated at the time of grant as either an option intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code or as an option that is not intended to so qualify, referred to as a non-qualified stock option.

The Plan also provides that in connection with the reorganization that will be effected on or prior to this offering, we will assume the Marlin Leasing Corporation 1997 Equity Compensation Plan and merge the Marlin Leasing Corporation 1997 Equity Compensation Plan with the Plan, so that no additional grants will be made under the Marlin Leasing Corporation 1997 Equity Compensation Plan. Outstanding grants under the Marlin Leasing Corporation 1997 Equity Compensation Plan will continue in effect according to their terms as of the date of the reorganization, but will be converted to grants to purchase our common stock and the shares subject to such grants will be issued or transferred under the Plan.

Administration of the Plan. The Plan is administered by our compensation committee and the compensation committee determines all terms of grants under the Plan. Our compensation committee also determines who will receive grants under the Plan and the number of shares of our common stock subject to the grant. Grants to our non-employee independent directors may only be made by our board of directors.

Awards. The Plan authorizes the issuance of up to 2,100,000 shares of our common stock (which includes 943,760 shares that will be issuable under the Plan in connection with options already outstanding under the Marlin Leasing Corporation 1997 Equity Compensation Plan that will be assumed in the reorganization and 134,500 shares issuable under the Plan in connection with options granted to the individuals referenced in the table under “— Grants” on page 63); provided, however, that no more than 1,050,000 shares of our common stock shall be available for issuance as stock awards, stock units and other equity-based awards. The Plan also contains a limit of 100,000 shares of our common stock that may be granted to an individual in any calendar year, subject to adjustment as described in the Plan.

In connection with stock splits, reverse stock splits, stock dividends, recapitalizations and certain other events affecting our common stock, the compensation committee will make adjustments it deems appropriate in the maximum number of shares of our common stock reserved for issuance as grants, the maximum number of shares of our common stock that any individual participating in the Plan may be granted in any year, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued or transferred under the Plan, and the price per share or market value of any outstanding grants.

If any stock options or stock appreciation rights granted under the Plan (including options outstanding on the reorganization date under the Marlin Leasing Corporation 1997 Equity Compensation Plan) terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any stock awards, stock units or other equity-based awards are forfeited, the shares subject to such grants will again be available for purposes of the Plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of a stock option, those shares will again be available for grants under the Plan, and if any grants are paid in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

Eligibility. All of our employees and employees of our subsidiaries are eligible to receive grants under the Plan. In addition, our non-employee independent directors and consultants and advisors that perform services for us and our subsidiaries may receive grants under the Plan.

Vesting. Our compensation committee determines the vesting of awards granted under the Plan.

Options. The Plan authorizes our compensation committee to grant non-qualified and incentive stock options to purchase shares of our common stock in an amount and at an exercise price to be determined by it, provided that the price cannot be less than 100% of the fair market value of our common stock on the date on which the option is granted. If an incentive stock option is granted to a 10% shareholder, additional requirements will apply to the option. The exercise price of non-qualified stock options will be equal to 100% of the fair market value of our common stock on the date the option is granted unless a greater exercise price is otherwise determined by our compensation committee. The exercise price for any option is generally payable: 1) in cash; 2) in certain circumstances as permitted by our compensation committee, by the surrender of shares of our common stock with an aggregate fair market value on the date on which the option is exercised equal to the exercise price; 3) by payment through a broker in accordance with procedures established by the Federal Reserve Board; or 4) such other method approved by our compensation committee. The term of an option can not exceed ten years from the date of grant. Our compensation committee may also provide in connection with an option that if shares of our common stock are used to exercise the option or are withheld to pay any taxes, an additional option will be granted to the optionholder equal to the number of shares of our common stock used to exercise the option or pay the withholding taxes. Such options will have an exercise price equal to the fair market value of our common stock on the date of grant or such other exercise price determined by our compensation committee and will have a term that is not longer than the unexpired term of the exercised option.

Stock Appreciation Rights. The Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, our common stock or a combination of the two. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant.

Stock Awards. The Plan also provides for the grant of stock awards. A stock award is an award of our common stock that may be issued for consideration and may be subject to restrictions on transferability and other restrictions as our compensation committee determines on the date of grant. The restrictions, if any, may lapse over a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, as our compensation committee may determine. Except to the extent restricted under the award agreement relating to the stock award, a participant awarded a stock award will have all of the rights of a shareholder as to those shares, including, the right to vote and the right to receive dividends or distributions on the shares. All unvested stock awards are forfeited if the grantee is terminated for any reason unless the compensation committee waives, in whole or in part, the forfeiture provisions of the stock awards.

Stock Units. The Plan also authorizes our compensation committee to grant stock units. Stock units represent the right of the recipient to receive an amount based on the value of a share of our common stock if specified conditions established by the compensation committee are met. Stock units may be paid at the end of a specified performance period or other period, or deferred to a date authorized by our compensation committee. If the criteria for the stock units are met, stock units will be paid in cash, shares of our common stock, or a combination of the two.

Other Equity-Based Awards. Our compensation committee may grant other types of awards as other equity-based awards under the Plan. Such awards will be based on, measured by or be payable in shares of our common stock. Our compensation committee will determine the terms and conditions of such awards. Other equity-based awards may be payable in cash, shares of our common stock or a combination of the two.

Dividend Equivalents. Our compensation committee may grant dividend equivalents in connection with any grant under the Plan. Dividend equivalents entitle the recipient to receive amounts equal to ordinary dividends that would be paid, during the time the underlying grant is outstanding and unexercised, on the shares of our common stock covered by the grant as if the shares were then outstanding. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two. The compensation committee will determine whether they will be conditioned upon the exercise, vesting or payment of the grant to which they relate and the other terms and conditions of such grant.

Qualified Performance-Based Compensation. The Plan permits the compensation committee to impose specific performance goals that must be met with respect to grants of stock awards, stock units, dividend equivalents and other equity-based awards that are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. Prior to or soon after the beginning of the performance period, the compensation committee will establish in writing the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions. Forfeiture of all or part of any grant will occur if the performance goals are not met, as determined by the compensation committee.

The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Internal Revenue Code, will be determined by our compensation committee and be based on one or more of the following: total stockholder return; total stockholder return as compared to total stockholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes; earnings before interest expense, taxes, depreciation and amortization; earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access to and availability of funding; or asset quality.

If dividend equivalents are granted as performance-based compensation, the maximum amount of dividend equivalents that may be credited to the grantee’s account in a calendar year is $250,000.

Deferrals. The compensation committee may permit or require grantees to defer receipt of the payment of cash or the delivery of shares of our common stock that would otherwise be due to the grantee in connection with a grant under the Plan and establish the rules and procedures applicable to any such deferrals.

Right of Recapture. The committee may provide in a grant instrument that if at any time within the one year period after the date on which the grantee exercises an option or stock appreciation right, or on which a stock award, stock unit or other equity-based award vests or is paid, the grantee is terminated for cause or engages in any activity that constitutes cause, the grantee will be required to pay to us any gain realized by the grantee from such grant.

Change in Control. If we experience a change in control (as defined in the Plan), all outstanding options and stock appreciation rights will automatically accelerate and become fully exercisable, the restrictions and conditions on all outstanding stock awards will immediately lapse and all grantees holding stock units, dividend equivalents and other equity-based awards will receive a payment in settlement of such grants in an amount determined by the committee. If we are not the surviving corporation (or survive only as a subsidiary of another corporation) in a change in control, all outstanding stock options and stock appreciation rights not exercised will be assumed or replaced with comparable grants by the surviving corporation (or a parent or subsidiary of the surviving corporation) and other outstanding grants will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

Amendment; Termination. Our board of directors may amend or terminate the Plan at any time; provided that our shareholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws, or applicable stock exchange requirements. Our board of directors can not amend a previously granted stock option to reprice, replace or regrant it through cancellation or by lowering the option exercise price, unless our shareholders provide prior approval. Unless terminated sooner by our board of directors or extended with shareholder approval, the Plan will terminate in October 2013.

Grants. Upon our assumption of the Marlin Leasing Corporation 1997 Equity Compensation Plan in connection with the reorganization referenced elsewhere in this prospectus, outstanding options to purchase a total of 943,760 shares of common stock of Marlin Leasing Corporation will be automatically converted into options to purchase an equal number of shares of our common stock under the Plan. See “Reorganization.” In addition, our compensation committee has previously approved with respect to employees, and our board of directors has previously approved with respect to non-employee directors, the grant of options to purchase a total of 134,500 shares to the following individuals at an exercise price equal to the initial public offering price as shown in the following table:

Name	Number of Shares(1)

Directors
John J. Calamari	5,000
Lawrence J. DeAngelo	5,000
Kevin J. McGinty	5,000
James W. Wert	5,000
Loyal W. Wilson	5,000
Executive Officers
George D. Pelose	10,000
Bruce E. Sickel	30,000
Other Employees	69,500

(1)	These options will vest in equal annual installments over four years, beginning on the first anniversary of the date of grant.

Option Grants in Last Fiscal Year

The following table sets forth, for the year ended December 31, 2002, certain information regarding options granted to each of the named executive officers, including the potential realizable value over the ten-year term of the options, based upon assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange

Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

	Individual Grants				Potential Realizable
					Value at Assumed
		Percentage of			Rates of Stock Price
	Number of	Total Options			Appreciation for
	Securities	Granted to	Exercise		Option Term
	Underlying Options	Employees in	Price	Expiration
Name	Granted in 2002	2002	(per share)	Date(1)	5%	10%

Daniel P. Dyer	14,000	8.1%	$3.39	1/17/12	$2,833	$32,647
Gary R. Shivers	14,000	8.1	3.39	1/17/12	2,833	32,647
George D. Pelose	28,000	16.2	3.39	1/17/12	5,666	65,293

(1)The expiration date of the options is ten years after the grant date. The options granted will vest and become exercisable in four equal annual installments of 25%, commencing on the first anniversary of the grant date.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table contains information concerning option holdings of each of the named executive officers at December 31, 2002. None of these officers exercised any options during the year ended December 31, 2002.

			Number of Securities		Value Of Unexercised
			Underlying Unexercised		In-the-Money
			Options at		Options at
			December 31, 2002		December 31, 2002(1)
	Shares Acquired	Value
Name	On Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel P. Dyer	—	—	58,310	66,430	$74,425	$12,500
Gary R. Shivers	—	—	58,310	66,430	74,425	12,500
George D. Pelose	—	—	51,275	85,225	2,323	29,008

(1)The value of in-the-money stock options at December 31, 2002 represents the difference or a portion of the difference between the exercise price of such options and the fair value of our common stock as of December 31, 2002. The fair value of our common stock on December 31, 2002 utilized for financial reporting purposes on such date was $4.25 per share. The actual value of in-the-money stock options will depend upon the trading price of our common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We obtain all of our commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors, Chief Executive Officer and Treasurer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Group or Richard Dyer, nor do we pay either of them any direct fees.

Joseph Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors, Chief Executive Officer and Treasurer, is a vice president in our treasury group and was paid compensation in excess of $60,000 for such services in 2002.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2003 after giving effect to our reorganization, and after the sale of shares in this offering, by:

•	each person or entity known by us to own beneficially more than 5% of our stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	certain other selling shareholders.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest. For purposes of determining our total number of shares outstanding prior to the offering, we have assumed the conversion of all preferred stock into common stock, the exercise of all warrants and the anticipated exercise of options to purchase 60,655 shares by a selling shareholder in connection with this offering.

	Shares beneficially
	owned prior to the			Shares beneficially
	offering			owned after the offering
			Number of shares
Name of Beneficial Owner	Number	Percentage	offered(1)	Number	Percentage

Executive Officers and Directors
Daniel P. Dyer(2)(3)	438,999	5.7	—	438,999	4.1
Gary R. Shivers(2)(3)	370,684	4.8	—	370,684	3.4
George D. Pelose(2)(4)	107,457	1.4	—	107,457	1.0
Bruce E. Sickel(2)	—	—	—	—	—
John J. Calamari(2)(5)	—	—	—	—	—
Lawrence J. DeAngelo(2)(6)	2,309,934	30.3	—	2,309,934	21.5
Kevin J. McGinty(2)(7)	17,793	*	—	17,793	*
James W. Wert(2)(8)	23,141	*	—	23,141	*
Loyal W. Wilson(2)(9)	2,795,561	36.6	384,036	2,411,525	22.4
All executive officers and directors as a group (9 persons)(10)	6,063,569	76.5	384,036	5,679,533	51.5
5% Shareholders
Primus Venture Partners IV, Inc. (9)	2,795,561	36.6	384,036	2,411,525	22.4
5900 Landerbrook Dr., Ste. 200
Cleveland, OH 44124
Peachtree Equity Partners(6)	2,309,934	30.3	—	2,309,934	21.5
1170 Peachtree St., Ste. 1610
Atlanta, GA 30309
ING (U.S.) Capital LLC(11)	561,019	7.4	561,019	—	—
200 Galleria Pkwy., Ste. 950
Atlanta, GA 30339
Other Selling Shareholders
Gary W. Kester(12)	324,513	4.3	324,513	—	—
Jennifer Alleva	17,165	*	17,165	—	—

  * Represents less than 1%.

  (1)Assumes no exercise of the underwriters’ over-allotment option.

footnotes continued on following page

  (2)Does not include options vesting more than 60 days after September 30, 2003 held by Mr. Dyer (56,770), Mr. Shivers (56,770), Mr. Pelose (74,155), Mr. Sickel (30,000), Mr. Calamari (5,000), Mr. DeAngelo (5,000), Mr. McGinty (18,397), Mr. Wert (13,049) and Mr. Wilson (5,000).

  (3)Includes options to purchase 81,620 shares that are currently exercisable or will become exercisable within 60 days following September 30, 2003.

  (4)Includes options to purchase 85,400 shares that are currently exercisable or will become exercisable within 60 days following September 30, 2003.

  (5)Mr. Calamari will become a Director upon completion of this offering.

  (6)All of such shares are held directly by WCI (Private Equity), LLC. Mr. DeAngelo shares voting power with respect to such shares with three other directors of Peachtree Equity Partners. Mr. DeAngelo disclaims beneficial ownership of all such shares held by WCI (Private Equity), LLC except to the extent of his pecuniary interest therein.

  (7)Consists of options to purchase 17,793 shares that are currently exercisable or will become exercisable within 60 days following September 30, 2003.

  (8)Consists of options to purchase 23,141 shares that are currently exercisable or will become exercisable within 60 days following September 30, 2003.

  (9)Consists of common shares owned by Primus Capital Fund IV Limited Partnership (2,683,740 prior to the offering and 2,315,064 after the offering) and Primus Executive Fund Limited Partnership (111,821 prior to the offering and 96,461 after the offering). Mr. Wilson shares voting power and investment power with respect to such shares with four other directors of Primus Venture Partners IV, Inc. Mr. Wilson disclaims beneficial ownership of all shares held by Primus Capital Fund IV Limited Partnership and Primus Executive Fund Limited Partnership except to the extent of his pecuniary interest therein.

(10)Includes options to purchase 289,574 shares that are currently exercisable or will become exercisable within 60 days following September 30, 2003.

(11)Includes 307,796 shares issuable in the reorganization upon the exercise of warrants on a net issuance basis at an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus.

(12)Includes 60,655 shares expected to be issued in connection with the reorganization upon the exercise of outstanding stock options.

DESCRIPTION OF CAPITAL STOCK

At the closing of this offering our authorized capital stock will consist of 75.0 million shares of common stock, par value $.01 per share, and 5.0 million shares of preferred stock, par value $.01 per share. Marlin Business Services Corp. is a Pennsylvania corporation and is subject to the Pennsylvania Business Corporation Law of 1988.

Common Stock

Under our amended and restated articles of incorporation, we have 75.0 million shares of common stock authorized and, immediately after the sale of the shares of common stock in this offering, we will have approximately 10.7 million shares of common stock outstanding. Holders of our common stock will be entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized.

Holders of our common stock will be entitled to one vote for each share held of record on all matters on which shareholders may vote. There will be no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the assets available for distribution.

Preferred Stock

Our board of directors, without further action by the shareholders, is authorized to issue up to an aggregate of 5.0 million shares of preferred stock. As of the effective date of the offering, no shares of preferred stock will be outstanding and we have no plans to issue a new series of preferred stock. Our board of directors, without shareholder approval, will be able to issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

Shareholder Action by Written Consent

Under Pennsylvania law, any action that may be taken at a meeting of the shareholders may be taken without a meeting if such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes.

Special Meetings

Our articles of incorporation and bylaws will provide that special meetings of our shareholders may be called only by the board of directors, the chairman of our board of directors or our chief executive officer. This provision may make it more difficult for shareholders to take action opposed by the board of directors.

Amendments to Our Bylaws

The bylaws that we intend to adopt prior to this offering will provide that the vote of a majority of all directors or the vote of the majority of the outstanding stock entitled to vote is required to alter, amend or repeal our bylaws.

Indemnification of Directors and Officers

Section 1741 of the Pennsylvania Business Corporation Law provides the power to indemnify any officer or director acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness. The bylaws that we intend to adopt prior to this offering will provide a right of indemnification to the full extent permitted by law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws will provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. Our bylaws will authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Limitation of Liability

Our articles of incorporation will provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such person’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the payment of unlawful dividends and certain other actions prohibited by Pennsylvania corporate law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.

We maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our articles of incorporation or bylaws.

Certain Anti-Takeover Provisions

Pennsylvania Control-Share Acquisitions Law. Generally, subchapters 25E, F, G, H, I and J of the Pennsylvania corporate laws place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. Subchapter 25E of the Pennsylvania corporate laws provides generally that, if a company were involved in a “control transaction,” shareholders of the company would have the right to demand from a “controlling person or group” payment of the fair value of their shares. For purposes of subchapter 25E, a “controlling person or group” is a person or group of persons acting in concert that, through voting shares, has voting power over at least 20% of the votes which shareholders of the company would be entitled to cast in the election of directors. A control transaction arises, in general, when a person or group acquires the status of a controlling person or group. In general, Subchapter 25F of the Pennsylvania corporate laws delays for five years and imposes conditions upon “business combinations” with an “interested shareholder”. The term “business combination” is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing our assets for purchase price amortization or refinancing purposes. An “interested shareholder,” in general, would be a beneficial owner of at least 20% of our voting shares. In general, Subchapter 25G of the Pennsylvania corporate laws suspends the voting rights of the “control shares” of a shareholder that acquires for the first time 20% or more, 33 1/3% or more, or 50% or more of a company’s shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the “disinterested” shareholders of the company vote to restore the voting power of the acquiring shareholder. Subchapter 25H of the Pennsylvania corporate laws provides in certain circumstances for the recovery by a company of profits made upon the sale of its common stock by a “controlling person or group” if the sale occurs within 18 months after the controlling person or group became such and the common stock was acquired during such 18 month period or within 24 months before such period. In general, for purposes of Subchapter 25H, a “controlling person or group” is a person or group that: 1) has acquired; 2) offered to acquire; or 3) publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle such person or group to cast at least 20% of the votes that shareholders of the company would be entitled to cast in the election of directors. If the disinterested shareholders of a company vote to restore the voting power of a shareholder who acquires control shares subject to Subchapter 25G, such company would then be subject to subchapters 25I and J of the Pennsylvania corporate laws. Subchapter 25I generally provides for a minimum severance payment to certain employees terminated within two years of such approval. Subchapter 25J, in general, prohibits the abrogation of certain labor contracts prior to their stated date of expiration. The above descriptions of subchapters of the Pennsylvania corporate laws summarize the material anti-takeover provisions contained in the Pennsylvania corporate laws but are not a complete discussion of those provisions. These provisions may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

Section 1715 of the Pennsylvania Business Corporation Law. Under Section 1715 of the Pennsylvania Business Corporation Law, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

•	the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibilities that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our board of directors, a committee of the board of directors or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.

Blank-Check Preferred Stock. The ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval, may have the effect of discouraging, delaying or preventing a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc.

REGISTRATION RIGHTS AND LOCK-UP AGREEMENTS

We have in place a registration agreement granting registration rights to certain holders of shares of our common stock who received their shares upon: 1) the conversion of preferred stock of Marlin Leasing Corporation to common stock of Marlin Leasing Corporation and the subsequent exchange of such common stock in connection with this offering; or 2) the net exercise of warrants to purchase common stock of Marlin Leasing Corporation and the subsequent exchange of such common stock in connection with this offering. Certain of our shareholders are also subject to restrictions under lock-up agreements with the underwriters in this offering. The rights of shareholders under the registration agreement and the restrictions to which shareholders are subject under the lock-up agreements are summarized below. The summary of the registration agreement is not complete and is subject to, and entirely qualified by, reference to the registration agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Selling Shareholders in this Offering

Pursuant to the terms of the registration agreement, we have offered to include in this offering shares held by shareholders who are party to the registration agreement. Because this offering is underwritten, the registration agreement:

•	requires the selling shareholders to enter into the purchase agreement with the underwriters of this offering;

•	permits the underwriters, based on marketing factors, to limit the number of shares a selling shareholder may sell in this offering; and

•	conditions the selling shareholders’ participation in this offering on compliance with applicable provisions of the registration agreement.

Post-Initial Public Offering Registration Rights

Shareholders holding an aggregate of 4,911,143 shares who are party to the registration agreement and who have elected not to sell their shares in this offering or who have elected to sell less than 100% of their shares in this offering will have piggyback and demand registration rights under the registration agreement following this offering.

•	Piggyback Registration Rights. In the event that we propose to register additional shares in either a primary or secondary offering in the future, we have granted shareholders who are party to the registration agreement the right to include all or a portion of their shares in such offering at our sole expense. In the case of an underwritten primary or secondary offering, these piggyback registration rights are subject to certain cutback rights by the underwriters of the offering.

•	Demand Registration Rights. Shareholders who are party to our registration agreement also have certain demand registration rights that they may exercise after the completion of this offering. These demand registration rights include:

—	the right to request, upon a vote of the holders of a majority of shares of common stock subject to the registration agreement, the registration of all or a portion of such shares on Form S-1. Such right may be exercised up to two times with the registration at our sole expense. These holders may also exercise the right to request the registration of their shares on Form S-1 up to two additional times at their own expense.

—	the right to request, upon the vote of the holders of a majority of shares of common stock subject to the registration agreement, the registration of all or a portion of such shares on Form S-2 or Form S-3 at our sole expense, assuming our eligibility to use such form(s) to effect the registration. Such right may be exercised an unlimited number of times.

These demand registration rights are subject to certain restrictions, including: 1) underwriters’ cutback rights in any underwritten offering; 2) a limitation on demand registrations to once every 180 days during the first 18 months following our initial public offering and once per every 360 days thereafter; and 3) our right to postpone for up to 90 days the registration of shares pursuant to a shareholders’ demand in the event that our board of directors determines that such demand registration would be expected to have a material adverse effect on any plan or proposal by us to engage in a merger, consolidation, tender offer, asset acquisition or other similar transaction.

Lock-up Agreements

At the request of the underwriters, we and various holders of shares of our common stock have entered into lock-up agreements that prohibit them from offering, selling, contracting to sell, or otherwise disposing of or hedging their shares for specified periods of time following the date of this prospectus.

•	Directors, Executive Officers and Certain Other Parties. Each of our executive officers and directors, together with certain other shareholders have entered into an agreement with the underwriters of this offering pursuant to which each of these persons or entities may not, for a period of 180 days after the date of this prospectus, without the prior written approval of U.S. Bancorp Piper Jaffray Inc. on behalf of the underwriters: 1) offer, pledge, sell, assign, encumber, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock; or 2) enter into any swap transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. As of the date of this prospectus, a total of 6,951,286 shares of our common stock were covered by these lock-up agreements, including options to purchase 888,752 shares.

•	Company. In addition, under the purchase agreement for this offering, we will enter into a lock-up agreement with our underwriters under which we may not, for a period of 180 days after the date of this prospectus, without the prior written approval of U.S. Bancorp Piper Jaffray on behalf of the underwriters: 1) offer, pledge, sell, assign, encumber, contract to sell, sell any option or contract to purchase, purchase any option or contract sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock; or 2) enter into any swap transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

•	Other Shareholders. Under the terms of our shareholders’ agreement, each of our other shareholders party to the shareholders’ agreement has agreed not to sell any of his or her shares of common stock during the period beginning seven days prior to and ending 90 days following the effective date of this offering without the approval of U.S. Bancorp Piper Jaffray on behalf of the underwriters. As of the date of this prospectus, 472,593 shares of our common stock were locked-up pursuant to the provisions of our shareholders’ agreement, including options to purchase 189,505 shares and excluding shares otherwise covered by the 180-day lock-up described above.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Since a large number of shares will be restricted from sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 10,745,622 shares of common stock, assuming no exercise of the underwriters’ over-allotment option, excluding 1,078,260 shares issuable upon exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 6,345,622 shares of common stock, excluding 1,078,260 shares issuable upon exercise of outstanding options which will be covered by a separate registration statement as described below, held by existing shareholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

Beginning 180 days after the date of this prospectus, approximately 6,062,534 restricted shares subject to lock-up agreements between the underwriters and certain of our larger shareholders, including our officers and directors, will become eligible for sale in the public market under Rule 144, Rule 144(k) or Rule 701 as described below, and beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, approximately 283,088 additional restricted shares subject to our shareholders’ agreement will become eligible for sale in the public market under Rule 144, Rule 144(k) or Rule 701 as described below. The lock-up agreements provide that the shareholders will not, directly or indirectly, sell or otherwise dispose of any shares of common stock without the prior written consent of U.S. Bancorp Piper Jaffray on behalf of the underwriters for a period of 180 days from the date of this prospectus. U.S. Bancorp Piper Jaffray, acting on behalf of the underwriters, may release all or any portion of the securities subject to the lock-up agreements without notice.

Rule 144

Under Rule 144, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the outstanding shares of our common stock then outstanding, which will equal approximately 107,456 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who was not an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than affiliates, who purchase or receive shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell such shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period.

Stock Options

We intend to file a registration statement under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our 2003 Equity Compensation Plan. This registration statement is expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under this registration statement will, subject to the lock-up agreements described above and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

UNDERWRITING

The underwriters named below have severally agreed to buy from us and from the selling shareholders, subject to the terms and conditions set forth in the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares, if any are purchased.

Number
Underwriters	of Shares

U.S. Bancorp Piper Jaffray Inc.
William Blair & Company, L.L.C.

Total

The underwriters have advised us and the selling shareholders that the underwriters propose to offer the shares to the public at $                     per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $                    per share. The underwriters may allow and the dealers may reallow a concession of not more than $                    per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We and certain of the selling shareholders have granted to the underwriters an option to purchase up to an additional 660,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth on the cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

At our request, the underwriters are reserving up to 220,000 shares of the common stock to be issued by us and offered hereby for sale at the initial public offering price to directors, officers, employees and friends. Any reserved shares which are purchased by a person subject to a lock-up agreement as described in the section of this prospectus captioned “Registration Rights and Lock-Up Agreements” shall also be subject to such lock-up agreement. Each purchaser of reserved shares who is not otherwise subject to a lock-up agreement but who is a “restricted person” under the rules and regulations of the National Association of Securities Dealers, Inc. will be restricted in his or her ability to sell the reserved shares for a period of three months after the date of this prospectus. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

The following table shows the underwriting fees to be paid to the underwriters by us and by the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Underwriting discount paid by us	$	$
Underwriting discount paid by selling shareholders	$	$

We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $1.8 million.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

We and each of our directors, executive officers and certain principal shareholders and the selling shareholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to offer, pledge, sell, assign, encumber, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or to enter into any swap transaction or other arrangement that transfers to another person or entity any of the economic consequences of ownership of the common stock, in each case without the written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for: 1) sales to the underwriters pursuant to the purchase agreement; 2) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional 1,021,740 shares under our equity compensation plans; and 3) certain other transactions.

Prior to the offering, there has been no public market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise make short sales of our common stock by selling more shares of common stock than have been sold to them by us and the selling shareholders. The underwriters may close out covered short sales, which are sales made in an amount not greater than the underwriters’ over-allotment option, by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of our shares available for purchase in the open market as compared to the price at which they may purchase our shares through the over-allotment option. In contrast, the underwriters must close out any naked short sales, which are sales in excess of the over-allotment option, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase shares in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover any syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, shares of our common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq National Market electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Marlin Leasing Corporation and Subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report indicates that the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and its exhibits and schedules. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s web site at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission’s Public Reference Room and will also be available on the web site of the Securities and Exchange Commission referred to above.

MARLIN LEASING CORPORATION AND SUBSIDIARIES

Independent Auditors’ Report

The Board of Directors and Stockholders

Marlin Leasing Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Marlin Leasing Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marlin Leasing Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 15, 2003, except as to note 3,
which is as of August 22, 2003 and to note 17,
which is as of October 13, 2003

MARLIN LEASING CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		June 30,

	2001	2002	2003

			(unaudited)
Assets
Cash and cash equivalents	$2,504	$6,354	$6,294
Restricted cash	7,654	12,582	65,446
Net investment in direct financing leases	256,824	337,434	372,913
Property and equipment, net	1,914	2,049	1,999
Other assets	5,466	5,749	6,290

Total assets	$274,362	$364,168	$452,942

Liabilities and Stockholders’ Equity
Revolving and term secured borrowings	$236,385	$315,361	$392,956
Subordinated debt	9,408	9,520	9,579
Other liabilities:
Lease obligation payable	669	628	518
Accounts payable and accrued expenses	4,647	6,630	10,532
Warrants to purchase Class A Common Stock	514	1,422	2,201
Deferred income tax liability	1,501	5,232	8,061

Total liabilities	253,124	338,793	423,847

Redeemable convertible preferred stock (liquidation preference of $20,021, $21,641 and $22,516 (note 12)	19,391	21,171	22,123

Commitments and contingencies (note 9)
Stockholders’ equity:
Class A Common Stock, $0.01 par value; 10,500 shares authorized; 1,857, 1,623, 1,716 shares issued and outstanding, respectively	18	16	17
Class B Common Stock, $0.01 par value; 420 shares authorized; none issued and outstanding	—	—	—
Additional paid-in capital	2,190	1,842	2,221
Stock subscription receivable	(105)	(147)	(302)
Deferred compensation	—	—	(57)
Retained earnings (accumulated deficit)	(256)	2,493	5,093

Total stockholders’ equity	1,847	4,204	6,972

Total liabilities and stockholders’ equity	$274,362	$364,168	$452,942

See accompanying notes to consolidated financial statements.

MARLIN LEASING CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Interest and fee income	$22,648	$36,404	$46,664	$21,936	$26,828
Interest expense	11,607	16,881	17,899	8,199	8,459

Net interest and fee income	11,041	19,523	28,765	13,737	18,369
Provision for credit losses	2,497	5,918	6,850	3,523	3,770

Net interest and fee income after provision for credit losses	8,544	13,605	21,915	10,214	14,599
Insurance and other income	1,823	2,086	2,725	1,271	1,628

	10,367	15,691	24,640	11,485	16,227
Salaries and benefits	3,660	5,306	8,109	3,671	4,851
General and administrative	3,419	4,610	5,744	2,638	3,505
Financing related costs	939	1,259	1,618	805	710
Change in fair value of warrants	(101)	(208)	908	482	779

Income before income taxes and cumulative effect of change in accounting principle	2,450	4,724	8,261	3,889	6,382
Income taxes	881	1,693	3,731	1,779	2,829

Income before cumulative effect of change in accounting principle	1,569	3,031	4,530	2,110	3,553
Cumulative effect of change in accounting principle, net of tax	—	(311)	—	—	—

Net income	1,569	2,720	4,530	2,110	3,553
Preferred stock dividends	825	1,243	1,781	890	953

Net income attributable to common stockholders	$744	$1,477	$2,749	$1,220	$2,600

Basic earnings per share:
Income before cumulative effect of change in accounting principle	$0.40	$0.96	$1.61	$0.68	$1.54
Cumulative effect of change in accounting principle	—	(0.17)	—	—	—

	$0.40	$0.79	$1.61	$0.68	$1.54

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$0.30	$0.49	$0.63	$0.29	$0.50
Cumulative effect of change in accounting principle	—	(0.05)	—	—	—

	$0.30	$0.44	$0.63	$0.29	$0.50

Weighted average shares used in computing basic earnings per share	1,852,890	1,858,858	1,703,820	1,792,183	1,692,487

Weighted average shares used in computing diluted earnings per share	5,178,072	6,234,437	7,138,232	7,196,557	7,151,591

See accompanying notes to consolidated financial statements.

MARLIN LEASING CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands, except share amounts)

	Class A Common					Retained
	Stock		Additional	Stock		Earnings	Total
			Paid-in	Subscription	Deferred	Accumulated	Stockholders’
	Shares	Amount	Capital	Receivable	Compensation	(Deficit)	Equity (Deficit)

Balance, December 31, 1999	1,798,513	$18	$1,946	$(38)	$—	$(2,477)	$(551)
Exercise of stock options	7,825	—	22	—	—	—	22
Issuance of Common Stock	57,167	—	245	(119)	—	—	126
Payment of receivables	—	—	—	16	—	—	16
Common Stock repurchases	(1,900)	—	(5)	—	—	—	(5)
Preferred Stock dividends	—	—	—	—	—	(825)	(825)
Net income	—	—	—	—	—	1,569	1,569

Balance, December 31, 2000	1,861,605	18	2,208	(141)	—	(1,733)	352
Payment of receivables	—	—	—	19	—	—	19
Issuance of Common Stock	296	—	1	—	—	—	1
Common Stock repurchases	(4,969)	—	(19)	17	—	—	(2)
Preferred Stock dividends	—	—	—	—	—	(1,243)	(1,243)
Net income	—	—	—	—	—	2,720	2,720

Balance, December 31, 2001	1,856,932	18	2,190	(105)	—	(256)	1,847
Issuance of Common Stock	37,376	—	127	(71)	—	—	56
Payment of receivables	—	—	—	23	—	—	23
Common Stock repurchases	(270,868)	(2)	(544)	6	—	—	(540)
Stock-based compensation related to stock option modification	—	—	69	—	—	—	69
Preferred Stock dividends	—	—	—	—	—	(1,781)	(1,781)
Net income	—	—	—	—	—	4,530	4,530

Balance, December 31, 2002	1,623,440	16	1,842	(147)	—	2,493	4,204
Issuance of Common Stock (unaudited)	92,063	1	315	(189)	—	—	127
Payment of receivables (unaudited)	—	—	—	34	—	—	34
Deferred compensation related to stock options (unaudited)	—	—	64	—	(64)	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	7	—	7
Preferred Stock dividends (unaudited)	—	—	—	—	—	(953)	(953)
Net income (unaudited)	—	—	—	—	—	3,553	3,553

Balance, June 30, 2003 (unaudited)	1,715,503	$17	$2,221	$(302)	$(57)	$5,093	$6,972

See accompanying notes to consolidated financial statements.

MARLIN LEASING CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Cash flows from operating activities:
Net income	$1,569	$2,720	$4,530	$2,110	$3,553
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,732	7,604	9,636	4,576	5,378
Provision for credit losses	2,497	5,918	6,850	3,523	3,770
Stock based compensation related to stock option modification	—	—	69	—	—
Gains recognized on leases sold	(750)	(185)	—	—	—
Deferred taxes	881	1,693	3,731	1,779	2,829
Cumulative effect of change in accounting principle	—	311	—	—	—
Change in fair value of warrants	(101)	(208)	908	482	779
Deferred initial direct costs and fees	(8,321)	(9,395)	(10,517)	(4,880)	(5,666)
Effect of changes in other operating items:
Other assets	(1,762)	(1,182)	(283)	(911)	(541)
Accounts payable and accrued expenses	(1,450)	1,542	1,982	4,103	3,902

Net cash provided by (used in) operating activities	(2,705)	8,818	16,905	10,782	14,004

Cash flows from investing activities:
Gross equipment purchased for direct financing lease contracts	(142,005)	(172,509)	(206,292)	(100,411)	(111,416)
Proceeds from sales of direct financing leases	12,030	3,381	—	—	—
Principal collections on lease finance receivables	41,277	78,432	118,040	54,748	70,923
Security deposits collected, net of returns	3,654	3,117	2,430	1,329	1,938
Acquisitions of property and equipment	(891)	(931)	(821)	(442)	(400)

Net cash used in investing activities	(85,935)	(88,510)	(86,643)	(44,776)	(38,955)

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Cash flows from financing activities:
Issuances of Common stock, net terminations	126	19	79	17	161
Common stock repurchases	(5)	(1)	(540)	—	—
Issuances of Preferred stock	—	5,000	—	—	—
Stock issuance costs	—	(603)	—	—	—
Issuance of subordinated debt	5,000	2,150	—	—	—
99-2 term securitization repayment of notes	(31,257)	(27,398)	(17,677)	(10,362)	(8,380)
99-2 term securitization conveyance of subsequent assets	18,527	—	—	—	—
00-1 term securitization, proceeds (repayments)	88,060	(31,906)	(27,062)	(14,172)	(10,530)
01-1 term securitization, proceeds (repayments)	—	93,681	(36,332)	(18,882)	(15,952)
02-1 term securitization, proceeds (repayments)	—	—	150,457	180,233	(29,825)
03-1 term securitization, proceeds net of repayments	—	—	—	—	199,941
Change in secured bank facility	10,029	(5,649)	7,123	(5,580)	(8,407)
00-A warehouse advances, net of repayments	—	46,786	(46,786)	(46,786)	—
02-A warehouse advances, net of repayments	—	—	49,253	—	(49,253)
Change in restricted cash	(1,428)	(1,417)	(4,928)	(42,488)	(52,864)

Net cash provided by financing activities	89,052	80,662	73,587	41,980	24,891

Net increase (decrease) in cash and cash equivalents	412	970	3,850	7,986	(60)
Cash and cash equivalents, beginning of period	1,122	1,534	2,504	2,504	6,354

Cash and cash equivalents, end of period	$1,534	$2,504	$6,354	$10,490	$6,294

Supplemental disclosures of cash flow information:
Cash paid for interest	$10,889	$15,845	$16,218	$7,523	$7,651
Conversion of subordinated debt to Class D Preferred stock	—	2,150	—	—	—
Cash paid for income taxes	—	—	—	—	—

See accompanying notes to consolidated financial statements.

MARLIN LEASING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

1. The Company

Marlin Leasing Corporation (“Company”) was incorporated in the state of Delaware on June 16, 1997. The Company provides equipment leasing solutions primarily to small businesses nationwide in a segment of the equipment leasing market commonly referred to in the leasing industry as the small-ticket segment. The Company finances over 60 categories of commercial equipment important to its end user customers including copiers, telephone systems, computers and certain commercial and industrial equipment.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, valuations of warrants and income taxes. Actual results could differ from those estimates.

Unaudited Interim Financial Statements

The consolidated financial statements and related notes thereto, as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 are unaudited and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results expected for the entire year.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of the cash reserve, advance payment accounts and cash held by the trustee related to the Company’s term securitizations. The restricted cash balance at June 30, 2003 also includes a prefunded cash balance of $51,751 (unaudited) in connection with the Company’s 2003-1 term securitization. This prefunding account will be used on or before September 15, 2003 to acquire lease contracts for inclusion in the asset pool related to the 2003-1 term securitization. The restricted cash balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Direct Financing Leases

The Company uses the direct finance method of accounting to record income from direct financing leases. At the inception of a lease, the Company records the minimum future lease payments receivable, the

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

estimated residual value of the leased equipment and the unearned lease income. Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term on the interest method.

Yields implicit in the Company’s direct financing leases are fixed at the inception of the lease and generally range from 12% to 20%. Residual values of the equipment under lease generally range from $1 to 15% of the cost of equipment and are based on the type of equipment leased and the lease term.

The Company securitizes lease receivables using wholly-owned special purpose entities. Under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125, the Company’s securitizations do not qualify for sales accounting treatment due to certain call provisions that the Company maintains as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets for the securitized leases. Accordingly, assets and related debt (see note 10) of the special purpose entities are included in the accompanying consolidated balance sheets.

Allowance for Credit Losses

An allowance for credit losses is maintained at a level that represents management’s best estimate of probable losses based upon an evaluation of known and inherent risks in the Company’s lease portfolio as of the balance sheet date. Management’s evaluation is based upon regular review of the lease portfolio and considers such factors as the level of recourse provided, if any, delinquencies, historical loss experience, current economic conditions, and other relevant factors. Actual losses may vary from current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are recorded in earnings in the period in which they become known.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases are recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the consolidated balance sheets are transaction costs associated with warehouse facilities and term securitization transactions that are being amortized over the estimated lives of the related warehouse facilities and the term securitization transactions using a method which approximates the interest method. In addition, other assets includes prepaid expenses, accrued fee income, the fair value

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

of derivative instruments and progress payments on equipment purchased to lease. Other assets is comprised of the following:

	December 31,		June 30,

	2001	2002	2003

			(unaudited)
Deferred transaction costs	$2,220	$2,460	$2,901
Accrued fees	1,981	2,398	2,574
Other	1,265	891	815

	$5,466	$5,749	$6,290

Interest-Rate Cap Agreements

The Company enters into interest-rate cap agreements to economically offset potential increases in interest rates on the Company’s outstanding variable rate borrowings. Because these derivatives do not meet the hedge accounting provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recognizes the fair value of the interest-rate cap agreements on the balance sheet and records changes in fair value of the derivative instruments currently in earnings within financing related costs in the accompanying statements of operations. These agreements are recorded in other assets and are stated at $163, $199 and $112 (unaudited) as of December 31, 2001 and 2002 and June 30, 2003, respectively.

In June 1998, the Financial Accounting Standards Board issued SFAS No 133. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, cannot be applied retroactively and was adopted as required on January 1, 2001. The impact of adopting SFAS No. 133 was a reduction in the carrying amount of interest-rate cap agreements to fair value as of January 1, 2001 of $497, or $311 after tax, which was recorded as a cumulative effect of a change in accounting principle. The Company previously deferred and amortized the cost of its interest-rate caps to interest expense over the term of the related debt.

Fee Income

Fee income consists of fees for delinquent lease payments, cash collected on early termination of leases and equipment rental fees for interim periods between the installation of equipment and the commencement of a lease. Fee income also includes gains on realization of residual values (which includes income from lease renewals). Income is recognized from these fees on the accrual basis. Fee income was $4,424, $7,093 and $8,907 during the years ended December 31, 2000, 2001 and 2002, and $4,218 (unaudited) and $5,044 (unaudited) during the six months ended June 30, 2002 and 2003, respectively, of which gains on realization of residual values amounted to $28, $344, $1,270, $525 (unaudited) and $733 (unaudited), respectively.

Insurance and Other Income

Other income consists primarily of equipment insurance income, net of related claims, income from lease syndications and gains on sales of leases.

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

Financing Related Costs

Financing related costs consist of bank commitment fees and the change in fair value of interest-rate cap agreements.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company records deferred compensation for option grants to employees for the amount, if any, by which the fair value per share exceeds the exercise price per share at the measurement date, which is generally the grant date. This deferred compensation is recognized over the vesting period.

Under SFAS No. 123, Accounting for Stock-Based Compensation, compensation expense related to stock options granted to employees and directors is computed based on the fair value of the stock option at the date of grant using the Black-Scholes option pricing model. Pursuant to the disclosure requirements of SFAS No. 123, had compensation expense for stock option grants been determined based upon the fair value at the date of grant, the Company’s net income would have decreased as follows:

		Year Ended December 31,			Six Months Ended June 30,

		2000	2001	2002	2002	2003

					(unaudited)
Net income, as reported		$1,569	$2,720	$4,530	$2,110	$3,553
Add: stock-based employee compensation expense included in net income, net of tax		—	—	—	—	4
Deduct: total stock-option-based employee compensation expense determined under fair value-based method for all awards, net of tax		(18)	(16)	(6)	(4)	(9)

Pro forma net income		$1,551	$2,704	$4,524	$2,106	$3,548

Earnings per share:
Basic -	As reported	$0.40	$0.79	$1.61	$0.68	$1.54
	Pro forma	0.39	0.79	1.61	0.68	1.54
Diluted -	As reported	$0.30	$0.44	$0.63	$0.29	$0.50
	Pro forma	0.30	0.44	0.63	0.29	0.50
Weighted average shares used in computing basic earnings per share		1,852,890	1,858,858	1,703,820	1,792,183	1,692,487
Weighted average shares used in computing diluted earnings per share		5,178,072	6,234,438	7,138,232	7,196,557	7,151,591

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

For purposes of determining the above disclosure required by SFAS No. 123, the Company determined the value of the options on their grant date using the minimum value method and the Black-Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

	December 31,			June 30,

Weighted averages:	2000	2001	2002	2002	2003

				(unaudited)
Risk-free interest rate	6.269%	4.516%	4.766%	4.790%	3.600%
Expected life of option grants	6 years	6 years	6 years	6 years	6 years
Expected dividends	$—	$—	$—	$—	$—

In 2003, the Company issued stock options with an exercise price less than the estimated fair market value of the stock at the grant date. The weighted average fair value of stock options issued with an exercise price less than the market price of the stock at the grant date for the six months ended June 30, 2003, was $1.52 per share (unaudited).

The weighted average fair value of stock options issued with an exercise price greater than the estimated fair market value of the stock at the grant date for the years ended December 31, 2000, 2001 and 2002 and six months ended June 30, 2002 was zero as the exercise price on the Company’s option was greater than the estimated fair market value of the Common Stock.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Earnings Per Share

The Company follows SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding and the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, warrants and convertible preferred stock, into shares of Common Stock as if those securities were exercised or converted.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

detailed disclosure with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement did not have a material effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this accounting pronouncement has not had a material effect on the Company’s consolidated financial statements.

Since inception, the Company has completed five term note securitizations. In connection with each transaction, the Company has established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125, the Company’s securitizations do not qualify for sales accounting treatment due to certain call provisions that the Company maintains as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying consolidated balance sheets. The Company’s leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents the Company’s maximum loss exposure.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In particular, this statement: 1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative; 2) clarifies when a derivative contains a financing component; 3) amends the definition of an underlying to conform it to language used in FIN 45; and 4) amends certain other existing pronouncements. This Statement is effective for hedging relationships designated after June 30, 2003 and for contracts entered into or modified after June 30, 2003, except for provisions of this statement relating to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 which should continue to be applied in accordance with their respective dates. The adoption of this accounting pronouncement did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments and characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. Many of those instruments were previously classified as equity. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety, for example, it does not change the accounting treatment for conversion features, or conditional redemption features. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

companies at the beginning of the first interim period beginning after June 15, 2003. The adoption of this accounting pronouncement did not have a material effect on the consolidated financial statements.

3. Change in Accounting Principle

The Company had previously accounted for its warrants in accordance with EITF Issue No. 88-9, Put Warrants. The holders of the Company’s warrants, which were issued in connection with subordinated debt, may put the shares of Class A Common Stock exercisable under the warrants to the Company at fair value upon certain circumstances further described in Note 10. In accordance with EITF Issue No. 88-9, the Company had classified and measured the put warrants in equity. In connection with the Company’s planned initial public offering (the “Offering”), the Company was required to adopt EITF Issue 96-13, codified in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Owned Stock, since the provisions of EITF Issue No. 88-9 are applicable to nonpublic companies. Under EITF Issue No. 96-13, the put warrants are classified as a liability and measured at fair value, with changes in fair value reported in earnings. The effect of this change in accounting principle on net income was an increase of $101 and $208 for the years ended December 31, 2000 and 2001, respectively, and a decrease of $908, $482 (unaudited), and $779 (unaudited) for the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003, respectively. Additionally, the warrants to purchase Class A Common Stock were reclassified from stockholders’ equity to liabilities and were $514, $1,422, and $2,201 (unaudited) as of December 31, 2001 and 2002 and June 30, 2003, respectively.

4. Reorganization and Planned Initial Public Offering (Unaudited)

On or prior to the completion of the Offering, the Company intends to become a direct, wholly owned subsidiary of Marlin Business Services, Inc. (“Marlin”), a newly-formed Pennsylvania holding company, and all former shareholders of the Company will become shareholders of Marlin. After the reorganization, the Company will continue in existence as a primary operating subsidiary. The reorganization will be completed through the following steps: 1) all classes of the Company’s redeemable convertible Preferred Stock will convert to Class A Common Stock of the Company; 2) all warrants to purchase Class A Common Stock of the Company will be exercised on a net issuance basis and all warrants to purchase Class B Common Stock of the Company will be exercised on a net issuance basis and the Class B Common Stock will convert to Class A Common Stock; 3) options to purchase 60,655 shares of Class A Common Stock are expected to be exercised by a selling shareholder; 4) a direct, wholly-owned subsidiary of Marlin, will merge with and into the Company, upon which each share of Class A Common Stock the Company will be exchanged for one share of Marlin Common Stock; and 5) all outstanding options to purchase the Company’s Class A Common Stock will be exchanged for options to purchase shares of Common Stock of Marlin based on the same exchange ratio used for the reorganization.

Marlin has approved the filing of a registration statement in connection with the sale of its Common Stock in the Offering. The Company intends to repay its subordinated debt and accrued dividends on its redeemable convertible preferred stock with proceeds from the Offering. As of June 30, 2003, the subordinated debt is carried net of $421 (unaudited) of unamortized discount. The Company also has unamortized deferred transaction costs associated with the subordinated debt of $75 (unaudited) as of June 30, 2003. Upon repayment, the Company will record a loss on the extinguishment of debt representing the amount of the unamortized discount and deferred transaction costs that exists as of the debt repayment.

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

5. Net Investment in Direct Financing Leases

Net investment in direct financing leases consists of the following:

	December 31,		June 30,

	2001	2002	2003

			(Unaudited)
Minimum lease payments receivable	$303,560	$392,392	$432,984
Estimated residual value of equipment	22,655	30,550	33,787
Unearned lease income, net of initial direct costs and fees deferred	(55,843)	(68,624)	(74,549)
Security deposits	(10,489)	(12,919)	(14,858)
Allowance for credit losses	(3,059)	(3,965)	(4,451)

	$256,824	$337,434	$372,913

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, net of initial direct costs and fees deferred, is as follows as of December 31, 2002:

	Minimum lease	Income
	payments receivable	amortization
Year Ending December 31:
2003	$156,430	$34,551
2004	116,683	19,820
2005	71,616	9,641
2006	35,306	3,902
2007	12,251	705
Thereafter	106	5

	$392,392	$68,624

The Company’s leases are assigned as collateral for borrowings as further discussed in note 9.

Initial direct costs and fees deferred were $10,790, $12,428 and $13,130 (unaudited) as of December 31, 2001 and 2002 and June 30, 2003, respectively, and are netted in unearned income and will be amortized to income using the level yield method.

Income is not recognized on leases when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease becomes less than 90 days delinquent. As of December 31, 2001 and 2002 and June 30, 2003, the Company maintained direct finance lease receivables which were on a nonaccrual basis of $2,268, $1,475 and $1,143 (unaudited), respectively. As of December 31, 2001 and 2002 and June 30, 2003, the Company had minimum lease receivables in which the terms of the original lease agreements had been renegotiated in the amount of $587, $2,295 and $2,025 (unaudited), respectively.

6.	Portfolio Concentrations

As of December 31, 2001 and 2002, and June 30, 2003, leases approximating 11%, 12% and 12% (unaudited), respectively, of the net investment balance of leases by the Company were located in the

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

state of California. No other state accounted for more than 10% of the net investment balance of leases owned and serviced by the Company as of such dates. As of December 31, 2001 and 2002 and June 30, 2003 no single vendor source accounted for more than 5% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2001 and 2002 and June 30, 2003. Although the Company’s portfolio of leases includes lessees located throughout the United States, such lessees’ ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including retail, service, manufacturing, medical and restaurant, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees’ ability to honor their lease obligations may be adversely impacted. The estimated residual value of leased equipment was comprised of 55.9%, 50.1% and 52.7% (unaudited) of copiers as of December 31, 2001 and 2002 and June 30, 2003, respectively. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2001 and 2002 and June 30, 2003. Improvements and other changes in technology could adversely impact the Company’s ability to realize the recorded value of this equipment.

7.	Allowance for Credit Losses

Net investments in direct financing leases are charged-off when they are contractually past due 121 days based on the historical net loss rates realized by the Company. Net losses represent lease net investment in direct financing leases less anticipated collections. At December 31, 2000, 2001, 2002 and at June 30, 2002 and 2003, anticipated collections remaining amounted to $215, $863, $924, $884 (unaudited) and $826 (unaudited), respectively. Recoveries of amounts previously charged-off are credited to the allowance when received.

Activity in this account is as follows:

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Balance, beginning of period	$866	$1,720	$3,059	$3,059	$3,965
Current provisions	2,497	5,918	6,850	3,523	3,770
Charge-offs, net	(1,643)	(4,579)	(5,944)	(2,974)	(3,284)

Balance, end of period	$1,720	$3,059	$3,965	$3,608	$4,451

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

8.	Property and Equipment, net

Property and equipment consist of the following:

	December 31,		June 30,

	2001	2002	2003

			(Unaudited)
Furniture and equipment	$127	$148	$157
Computer systems and equipment	1,209	1,605	1,825
Fixed assets financed under capital leases	1,760	2,105	2,161
Leasehold improvements	140	158	164
Less — accumulated depreciation and amortization	(1,322)	(1,967)	(2,308)

	$1,914	$2,049	$1,999

Depreciation and amortization expense was $429, $551, $645, $315 (unaudited) and $341 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively.

9. Commitments and Contingencies

The Company is involved in legal proceedings, which include claims, litigation and class action suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

As of December 31, 2002, the Company leases office space for its headquarters in Mt. Laurel, New Jersey, and its offices in Englewood, Colorado, and Tucker, Georgia. In April 2003, the Company entered into a lease agreement for office space in Philadelphia, Pennsylvania. These lease commitments are accounted for as operating leases.

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2002:

	Capital	Operating
	leases	leases
Year Ending December 31:
2003	$350	$596
2004	263	634
2005	81	177
2006	15	160
2007	2	137
Thereafter	—	66

Total minimum lease payments	711	$1,770

Less — amount representing interest	(83)

Present value of minimum lease payments	$628

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

Rent expense was $363, $499, $498, $255 (unaudited) and $254 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively.

The Company has employment agreements with certain senior officers that extend through July 26, 2004.

10. Revolving and Term Secured Borrowings and Subordinated Debt

Borrowings outstanding under the Company’s revolving credit facilities and long-term debt consist of the following:

	December 31,		June 30,

	2001	2002	2003

			(unaudited)
Secured bank facility	$13,708	$20,831	$12,423
00-A Warehouse Facility	46,786	—	—
02-A Warehouse Facility	—	49,253	—
99-2 Term Securitization	26,057	8,380	—
00-1 Term Securitization	56,153	29,091	18,560
01-1 Term Securitization	93,681	57,349	41,399
02-1 Term Securitization	—	150,457	120,633
03-1 Term Securitization	—	—	199,941

	236,385	315,361	392,956
Subordinated debt	9,408	9,520	9,579

Total borrowings	$245,793	$324,881	$402,535

At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31,		June 30,

	2001	2002	2003

			(unaudited)
Secured bank facility	$18,183	$27,593	$21,462
00-A Warehouse Facility	62,721	—	—
02-A Warehouse Facility	—	66,653	—
99-2 Term Securitization	32,134	12,279	—
00-1 Term Securitization	66,606	33,483	21,205
01-1 Term Securitization	109,530	65,346	46,629
02-1 Term Securitization	—	173,660	137,987
03-1 Term Securitization	—	—	187,746

	$289,174	$379,014	$415,029

Secured Bank Facility

As of December 31, 2002 and June 30, 2003, the Company has committed revolving lines of credit with various banks to provide up to $32,500 in borrowings at LIBOR plus 2.125%. The credit facility expires on August 31, 2005. For the years ended December 31, 2000, 2001 and 2002, and the six months ended June 30, 2002 and 2003, the weighted average interest rates were 8.75%, 7.27%, 4.32%, 4.20% (unaudited)

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

and 3.99% (unaudited), respectively. For the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, the Company incurred commitment fees on the unused portion of the credit facility of $199, $194, $142, $57 (unaudited) and $44 (unaudited), respectively.

Warehouse Facilities

00-A Warehouse Facility — During December 2000, the Company entered into a $75 million commercial paper warehouse facility (“the 00-A Warehouse Facility”). This facility was increased to $125 million on May 31, 2001. The 00-A Warehouse Facility expires in December 2004. The 00-A Warehouse Facility is credit enhanced through a third party financial guarantee insurance policy. The 00-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2001 and 2002, and the six months ended June 30, 2002 and 2003, the weighted average interest rates were 4.61%, 2.46% 2.46% (unaudited) and 1.93% (unaudited), respectively. There are no amounts outstanding under this facility as of December 31, 2002 and June 30, 2003. The 00-A Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable rate notes through entering into interest rate cap agreements. As of December 31, 2001 and 2002 and June 30, 2003, the Company had interest rate cap transactions with notional values of $47.0 million, $33.8 million and $76.7 million (unaudited), respectively, at rates of 6.47%, 6.30% and 6.05% (unaudited), respectively. The fair value of these interest rate cap transactions was $163, $126 and $69 (unaudited) as of December 31, 2001 and 2002 and June 30, 2003, respectively.

02-A Warehouse Facility — During April 2002, the Company entered into a $75 million commercial paper warehouse facility (“the 02-A Warehouse Facility”). The 02-A Warehouse Facility expires in April 2004. The 02-A Warehouse Facility is credit enhanced through a third party financial guarantee insurance policy. The 02-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003, the weighted average interest rate was 2.79%, 0% and 2.46% (unaudited), respectively. The 02-A Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable rate notes through entering into interest rate cap agreements. As of December 31, 2002, and June 30, 2003, the Company had interest rate cap transactions with notional values of $62.2 million and $69.0 million (unaudited) at rates of 6.12% and 5.97% (unaudited), respectively. The fair value of these interest rate cap transactions was $73 and $43 (unaudited) as of December 31, 2002 and June 30, 2003, respectively.

Additionally, in February 1998, the Company issued a warrant in connection with a one-year term warehouse facility. Under the terms of the warrant, the holder can purchase 261,265 shares of the Company’s common stock at any time over a ten year period. The exercise price varies over the life of the warrant based on a book value formula specified in the warrant agreement. On the date of issuance, the exercise price was zero and the fair value of the warrant was based upon the fair value of the Company’s common stock and amortized into interest expense over the one year term of the facility. The Company has recorded the fair value of the warrant within stockholders’ equity since there is no cash or net-cash settlement option.

Term Securitizations

99-2 Transaction — On December 15, 1999, the Company closed a $86.9 million term securitization (“Series 1999-2 Notes”). In connection with the Series 1999-2 transaction, three tranches of notes were

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

issued to investors in the form of $75.7 million Class A Notes, $7.2 million Class B Notes and $4.0 million Class C Notes. The weighted fixed rate coupon payable to investors was 8.09%. On January 15, 2003, the Company exercised the option to redeem the Series 1999-2 Notes in whole and the outstanding balances were paid in full.

00-1 Transaction — On September 26, 2000, the Company closed a $96.9 million term securitization (“Series 2000-1 Notes”). In connection with the Series 2000-1 transaction, three tranches of notes were issued to investors in the form of $86.5 million Class A Notes, $6.6 million Class B Notes and $3.8 million Class C Notes. The weighted average fixed rate coupon payable to investors is 7.96%.

01-1 Transaction — On June 25, 2001, the Company closed a $115.8 million term securitization (“Series 2001-1 Notes”). In connection with the Series 2001-1 transaction, three tranches of notes were issued to investors in the form of $103.3 million Class A Notes, $7.9 million Class B Notes and $4.6 million Class C Notes. The weighted average fixed rate coupon payable to investors is 5.84%.

02-1 Transaction — On June 25, 2002, the Company closed a $184.4 million term securitization (“Series 2002-1 Notes”). In connection with the Series 2002-1 transaction, three tranches of notes were issued to investors in the form of $166.3 million Class A Notes, $12.7 million Class B Notes and $5.4 million Class C Notes. The weighted average fixed rate coupon payable to investors is 4.36%.

03-1 Transaction — On June 25, 2003, the Company closed a $204.9 million term securitization (“Series 2003-1 Notes”). In connection with the Series 2003-1 transaction, three tranches of notes were issued to investors in the form of $197.3 million Class A Notes, $2.0 million Class B Notes and $5.6 million Class C Notes. The weighted average fixed rate coupon payable to investors is 3.05%.

The Series 1999-2, 2000-1, 2001-1, 2002-1 and 2003-1 Notes payable are collateralized by substantially all of the Company’s direct financing leases. The Company is restricted from selling, transferring, or assigning the leases or placing liens or pledges on these leases.

Under the revolving bank facility, warehouse facilities and term securitization agreements, the Company is subject to numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. A change in the Chief Executive Officer or President is an event of default under the revolving bank facility and warehouse facilities unless a replacement acceptable to the Company’s lenders is hired within 90 days. Such an event is also an immediate event of servicer termination under the term securitizations. A merger or consolidation with another company in which the Company is not the surviving entity is an event of default under the financing facilities. In addition, the revolving bank facility and warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default on the other facilities. An event of default under the revolving bank facility or warehouse facilities could result in termination of further funds being available under such facility. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility. As of December 31, 2001 and 2002 and June 30, 2003 the Company was in compliance with terms of the warehouse facilities and term securitization agreements.

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

Subordinated Debt

On March 30, 1999, the Company issued $5.0 million of Senior Subordinated Notes (“1999 Notes”). Under the terms of the definitive agreement (“1999 Note Agreement”), the 1999 Notes are due March 30, 2006 and bear interest at 11.0% payable quarterly. The 1999 Notes are subject to certain mandatory prepayment provisions as stipulated in the 1999 Note Agreement. In addition, the 1999 Notes may be redeemed at the option of the Company based upon certain conditions as defined in the 1999 Note Agreement. The 1999 Note Agreement includes terms and conditions which subordinate the rights of the noteholder to the rights of the Company’s senior lenders. In connection with issuance of the 1999 Notes, the Company issued to the noteholder a warrant to purchase 441,001 shares of Class A Common Stock at $4.23 per share, exercisable over ten years. The 1999 Notes were recorded on the balance sheet net of a $481 discount attributable to the estimated fair value of the warrant at the date of grant, determined using the Black-Scholes option pricing model. The discount is being amortized to interest expense over the term of the 1999 Notes and was $50, $56, $64, $32 (unaudited) and $35 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, respectively. As of December 31, 2001 and 2002 and June 30, 2003, the carrying value of the 1999 Notes were net of unamortized discount of $341, $277 and $241 (unaudited), respectively.

On April 7, 2000, the Company issued $5.0 million of Senior Subordinated Notes (“2000 Notes”). Under the terms of the definitive agreement (“2000 Note Agreement”), the 2000 Notes are due March 30, 2006 and bear interest at 11.0% payable quarterly. The 2000 Notes are subject to certain mandatory prepayment provisions as stipulated in the 2000 Note Agreement. In addition, the 2000 Notes may be redeemed at the option of the Company based upon certain conditions as defined in the 2000 Note Agreement. The 2000 Note Agreement includes terms and conditions which subordinate the rights of the noteholder to the rights of the Company’s senior lenders. In connection with issuance of the 2000 Notes, the Company issued to the noteholder a warrant to purchase 315,348 shares of Class A Common Stock at $5.01 per share, exercisable over ten years. The 2000 Notes were recorded on the balance sheet net of a $321 discount attributable to the estimated fair value of the warrant at the date of grant, determined using the Black-Scholes option pricing model. The discount is being amortized to interest expense over the term of the 2000 Notes and was $26, $42, $48, $23 (unaudited) and $26 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, respectively. As of December 31, 2001 and 2002 and June 30, 2003, the carrying value of the 2000 Notes were net of unamortized discount of $252, $204 and $177, (unaudited) respectively.

The holders of the warrants issued in connection with the 1999 Notes and 2000 Notes may put the shares of Class A Common Stock exercisable under the warrants to the Company at fair value upon: 1) an event of noncompliance, as defined in the Company’s certificate of incorporation; 2) termination of any two of the Company’s founding shareholders; or 3) at any time after July 26, 2006. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-13, codified in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock, the Company has classified the warrants as a liability since the warrant holders have the ability to put the shares of Class A Common Stock exercisable under the warrants to the Company for cash settlement. Subsequent changes in the fair value of the warrants have been recorded in the accompanying consolidated statements of operations. In connection with the Company’s planned Offering (see Note 4), the warrant holders are obligated to exercise all outstanding warrants into shares of Class A Common Stock thereby eliminating the liability.

The subordinated debt agreements contain restrictive covenants which prohibit the payment of dividends, limit new indebtedness and include minimum net worth, maximum capital expenditures, and portfolio

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

performance guidelines. As of December 31, 2001 and 2002 and June 30, 2003, the Company was in compliance with the provisions of such debt covenants.

Scheduled principal payments on outstanding debt as of December 31, 2002 are as follows:

Year Ending December 31:
2003	$179,201
2004	73,633
2005	40,532
2006	28,599
2007	3,382
Thereafter	14

325,361
Less — unamortized discount	(480)

$324,881

11. Income Taxes

The Company’s income tax provision consisted of the following components:

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Deferred:
Federal	751	1,443	3,211	1,471	2,506
State	130	250	520	308	323

Total	$881	$1,693	$3,731	$1,779	$2,829

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes. The Company estimates these differences and adjusts

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

to actual based upon preparation of the tax return. The sources of these temporary differences and related tax effects were as follows:

	December 31,		June 30,

	2001	2002	2003

			(unaudited)
Net operating loss carryforwards	$2,065	$3,988	$4,281
Allowance for credit losses	1,147	1,566	1,758
Lease accounting	(5,053)	(11,419)	(15,134)
Interest-rate cap agreements	100	171	189
Accrued expenses	45	249	(176)
Depreciation	(137)	(191)	589
Deferred income	313	404	432
Other	19	—	—

Deferred tax liability	$(1,501)	$(5,232)	$(8,061)

As of December 31, 2002, the Company had net operating loss carryforwards (“NOLs”) for federal and state income tax purposes of approximately $10.1 million. Federal NOLs expire in years 2017 and 2018, while state NOLs expire in years 2006 through 2018.

The Tax Reform Act of 1986 contains provisions that may limit the NOLs available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in the ownership of a company greater than 50% within a three-year period results in an annual limitation on the Company’s ability to utilize its NOLs from tax periods prior to the ownership change. Management believes the Reorganization and the Offering will not have a material effect on the Company’s ability to utilize these NOLs. No valuation allowance has been established against net deferred tax assets related to the Company’s NOLs, as the Company believes these NOLs will be realizable through reversal of existing deferred tax liabilities, and future taxable income.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Statutory federal income tax rate	34.0%	34.0%	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.4	3.3	4.5	4.5	4.5
Change in fair market value — warrants	(1.4)	(1.5)	4.1	4.6	4.8
Change in income tax rates	—	—	1.6	1.6	—

Effective rate	36.0%	35.8%	45.2%	45.7%	44.3%

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

12. Redeemable Convertible Preferred Stock

As of December 31, 2002, the authorized, issued and outstanding shares of redeemable convertible preferred stock (Preferred Stock) and their carrying amounts and liquidation values are as follows:

	Shares	Shares Issued	Carrying	Liquidation
Class	Authorized	and Outstanding	Amount	Value

A	50,000	50,000	$7,085	$7,087
C	50,000	50,000	6,523	6,559
D	101,500	71,500	7,563	7,997

			$21,171	$21,641

In February 1998, the Company issued 48,000 shares of Class A Redeemable Convertible Preferred Stock (“Class A”) and 2,000 shares of Class B Redeemable Convertible Preferred Stock (“Class B”) for $4,800 and $200, respectively. In March 1999, each share of Class B was converted into one share of Class A. Each share of Class A is convertible into 35.66 shares of the Company’s Class A Common Stock.

During March through June 1999, the Company issued 50,000 shares of Class C Redeemable Convertible Preferred Stock (“Class C”) for $5,000. Each share of Class C is convertible into 25.33 shares of the Company’s Class A Common Stock.

In July 2001, the Company issued 71,500 shares of Class D Redeemable Convertible Preferred Stock (“Class D”) for $7,150, of which $2,150 represented the conversion of Senior Subordinated Convertible Notes issued in February 2001. Each share of Class D is convertible into 29.47 shares of the Company’s Class A Common Stock.

Each share of Preferred Stock has voting rights equal to the number of shares of Class A Common Stock issuable upon conversion. From the date of issuance through July 24, 2001, each share of Class A, Class B, and Class C accrued dividends at a rate of 7% per year on its $1 liquidation preference plus all accrued and unpaid dividends. Beginning on July 25, 2001, each share of Class A, Class C and Class D accrued dividends at a rate of 8% per year on its $100 per share liquidation preference plus all accrued and unpaid dividends.

The holders of Preferred Stock may require the Company to redeem the Preferred Stock for its $100 liquidation preference per share plus all accrued and unpaid dividends, upon 1) a change in ownership of the Company; 2) a fundamental change in the ownership or operations of the Company, as defined in the certificate of incorporation; 3) termination of any two of the Company’s three founding shareholders; 4) at any time after July 26, 2006; or 5) an event of noncompliance as defined in the certificate of incorporation. Under the agreement, the Company may require the holders of Preferred Stock to convert to Common Stock upon the closing of a Qualified Public Offering as defined in the certificate of incorporation. Since the redemption of the Preferred Stock is outside the control of the Company, the Preferred Stock is classified outside of stockholders’ equity. The Preferred Stock is carried at its current redemption value in the accompanying balance sheets.

Upon the closing of the Offering, the Company will require the conversion of all outstanding shares of Preferred Stock (See note 3).

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

As of December 31, 2001 and 2002 and June 30, 2003 accrued and unpaid dividends on the Preferred Stock were $2,871, $4,491 and $5,366 (unaudited), respectively.

13. Earnings Per Share

The following is a reconciliation of net income and shares used in computing basic and diluted earnings per share:

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Basic earnings per share computation:
Numerator:
Income before cumulative effect of a change in accounting principle	$1,569	$3,031	$4,530	$2,110	$3,553
Preferred stock dividends	(825)	(1,243)	(1,781)	(890)	(953)

Net income attributable to common stockholders before cumulative effect of a change in accounting principle	744	1,788	2,749	1,220	2,600
Cumulative effect of a change in accounting principle	—	(311)	—	—	—

Net income attributable to common stockholders	$744	$1,477	$2,749	$1,220	$2,600

Denominator:
Shares used in computing basic earnings per share	1,852,890	1,858,858	1,703,820	1,792,183	1,692,487

Basic earnings per share:
Income before cumulative effect of a change in accounting principle	$0.40	$0.96	$1.61	$0.68	$1.54
Cumulative effect of a change in accounting principle	—	(0.17)	—	—	—

	$0.40	$0.79	$1.61	$0.68	$1.54

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Diluted earnings per share computation:
Numerator:
Income before cumulative effect of a change in accounting principle	$1,569	$3,031	$4,530	$2,110	$3,553
Cumulative effect of a change in accounting principle	—	(311)	—	—	—

Net income	$1,569	$2,720	$4,530	$2,110	$3,553

Denominator:
Shares used in computing basic earnings per share	1,852,890	1,858,858	1,703,820	1,792,183	1,692,487
Effect of dilutive securities:
Preferred stock	3,048,781	4,102,466	5,156,150	5,156,150	5,156,150
Employee options and warrants	276,401	273,113	278,262	248,224	302,954

Shares used in computing diluted earnings per share	5,178,072	6,234,437	7,138,232	7,196,557	7,151,591

Diluted earnings per share:
Income before cumulative effect of a change in accounting principle	$0.30	$0.49	$0.63	$0.29	$0.50
Cumulative effect of a change in accounting principle	—	(0.05)	—	—	—

	$0.30	$0.44	$0.63	$0.29	$0.50

The shares used in computing diluted earnings per share exclude options to purchase 373,869, 634,010, 184,485, 610,882 and 70,940 shares of Class A Common Stock for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively, and warrants to purchase 756,350 shares of Class A Common Stock for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 as the inclusion of such shares would be anti-dilutive.

14.	Stock-Based Plans

In August 1997, the Company adopted an Equity Compensation Plan (the “Equity Plan”). Under the terms of the Equity Plan, as amended, employees, certain consultants and advisors, and nonemployee members of the Company’s board of directors have the opportunity to receive incentive and nonqualified grants of stock options, stock purchase rights and restricted stock. The aggregate number of shares under the Equity Plan that may be issued pursuant to stock options or restricted stock grants is 1,023,201. Stock options vest over four years. All options expire not more than ten years after the date of grant.

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

Information with respect to options granted under the Equity Plan is summarized as follows:

		Weighted
		Average
	Shares	Exercise Price

Balance, December 31, 1999	350,756	$2.75
Granted	141,791	4.43
Exercised	(7,825)	2.81
Forfeited	(3,649)	3.35

Balance, December 31, 2000	481,073	3.24
Granted	279,356	7.54
Exercised	—	—
Forfeited	(5,704)	4.51

Balance, December 31, 2001	754,725	4.82
Granted	186,900	3.39
Exercised	—	—
Forfeited	(31,465)	7.72

Balance, December 31, 2002	910,160	4.43
Granted (unaudited)	94,255	4.79
Exercised (unaudited)	—	—
Forfeited (unaudited)	—	—

Balance, June 30, 2003 (unaudited)	1,004,415	$4.46

There were 113,042 and 18,787 (unaudited) shares available for future grants under the Option Plan as of December 31, 2002 and June 30, 2003, respectively. The following table summarizes information about stock options outstanding as of December 31, 2002:

Options Outstanding
				Options Exercisable
		Weighted Average
Range of	Number	Remaining Life	Weighted Average	Number	Weighted Average
Exercise Prices	Outstanding	(Years)	Exercise Price	Exercisable	Exercise Price

$1.91 - 3.39	584,584	6.99	$2.95	320,698	$2.59
4.23 - 5.01	173,991	7.14	4.38	108,171	4.35
10.18	151,585	8.76	10.18	42,700	10.18

During the six months ended June 30, 2003, in connection with the grant of options to employees, the Company recorded deferred compensation of $64 (unaudited) representing the difference between the exercise price and the fair value of the Company’s Class A Common Stock on the date such options were granted. Deferred compensation is included as a component of stockholders’ equity and is being amortized to expense ratably over the four-year vesting period of the options. During 2002, the Company recorded $69 of compensation expense in connection with the modification of stock options in connection with the departure of a former employee.

Under the Equity Plan, the Company allowed employees to purchase Class A Common Stock at fair value. Shares purchased under the Equity Plan for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003 were 296, 37,376, 3,926 (unaudited) and 92,063 (unaudited), respectively. Under this stock purchase program, the Company accepted full recourse, interest-bearing,

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

promissory notes from employees repayable over five years. Under the terms of this program, the Company extended loans for additional shares based upon an employee’s investment in the Company’s common stock. Pursuant to the Company’s Shareholders’ Agreement, the Company has the right of first refusal and the option to purchase shares, at fair value from employees that terminate employment. Amounts due the Company are shown as stock subscription receivable in equity. Shares reacquired from employees are retired.

15. Employee 401(k) Plan

The Company adopted an amended 401(k) plan (“the Plan”) which became effective January 1, 2002. The Company’s employees are entitled to participate in the Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per IRS guidelines. The Plan also provides for Company contributions equal to 25% of an employee’s contribution percentage up to a maximum employee contribution of 4%. The Company’s contributions to the Plan for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, were approximately $57, $107, $125, $33 (unaudited)and $127 (unaudited), respectively.

16. Disclosures about the Fair Value of Financial Instruments

(a) Cash and Cash Equivalents

The carrying amount of the Company’s cash approximates fair value as of December 31, 2001 and 2002 and June 30, 2003.

(b) Restricted Cash

The Company maintains cash reserve accounts as a form of credit enhancement in connection with the Series 2003-1, 2002-1, 2001-1, 2000-1, and 1999-2 term securitizations. The book value of such cash reserve accounts is included in restricted cash on the accompanying balance sheet. The fair values of the cash reserve accounts are determined based on a discount rate equal to the weighted coupon payable on the term notes and the estimated life for each term securitization. The restricted cash balance at June 30, 2003 also includes a pre-funded cash balance in connection with the Company’s 2003-1 term securitization of $51,751 (unaudited). This pre-funding account will be used on or before September 15, 2003 to acquire lease contracts for inclusion in the asset pool related to the 2003-1 term securitization.

(c) Revolving and Term Secured Borrowings and Subordinated Debt

The fair value of the Company’s debt and secured borrowings was estimated by discounting cash flows at current rates offered to the Company for debt and secured borrowings of the same or similar remaining maturities.

(d) Accounts Payable and Accrued Expenses

The carrying amount of the Company’s accounts payable approximates fair value as of December 31, 2001 and 2002 and June 30, 2003.

(e) Interest-Rate Caps

The fair value of the Company’s interest-rate cap agreements was $163, $199 and $112 (unaudited) as of December 31, 2001 and 2002 and June 30, 2003, respectively, as determined by third party valuations.

MARLIN LEASING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(dollars in thousands, except share data)

The following summarizes the carrying amount and estimated fair value of the Company’s financial instruments:

	December 31, 2001		December 31, 2002		June 30, 2003

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

					(unaudited)
Cash and cash equivalents	$2,504	$2,504	$6,354	$6,354	$6,294	$6,294
Restricted cash	7,654	7,421	12,582	12,206	65,446	64,988
Revolving and term secured borrowings and subordinated debt	245,793	250,986	324,881	330,869	402,535	406,721
Accounts payable and accrued expenses	4,647	4,647	6,630	6,630	10,532	10,532
Interest-rate caps	163	163	199	199	112	112

17. Subsequent Event

On October 12, 2003, the Company’s Board of Directors approved a stock split of its Class A Common Stock at a ratio of 1.4 shares for every one share of Class A Common Stock in order to increase the number of shares of Class A Common Stock authorized and issued. All per share amounts and outstanding shares, including all common stock equivalents, such as stock options, warrants and convertible preferred stock, have been retroactively restated in the accompanying consolidated financial statements and notes to consolidated financial statements for all periods presented to reflect the stock split.

                                 Shares

MARLIN BUSINESS SERVICES CORP.

Common Stock

PROSPECTUS

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

U.S. Bancorp Piper Jaffray

William Blair & Company

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The expenses (other than the underwriters’ discounts) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$6,141
NASD filing fee	6,500
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	150,000
Legal fees and expenses	325,000
Accounting fees and expenses	650,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and rights agent and registrar fees and expenses	5,000
Premium paid on policy that indemnifies directors and officers against liabilities in this offering	500,000
Miscellaneous	7,359

Total	1,760,000

All expenses are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Item 14.	Indemnification of Directors and Officers

Section 1741 of the Pennsylvania Business Corporation Law provides the power to indemnify any officer or director acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such person’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the payment of unlawful dividends and certain other actions prohibited by Pennsylvania corporate law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.

We maintain directors and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the articles of incorporation or our bylaws.

The Purchase Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers, and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section           of the form of Purchase Agreement which is filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities

In the preceding three years, the Registrant has issued the following securities that were not registered under the Act:

During the past three years, we have issued an aggregate of 133,791 shares of Class A common stock, par value $0.01 per share to our employees pursuant to stock purchase rights under our 1997 Equity Compensation Plan for an aggregate purchase price of $460,000. All sales and issuances were deemed to be exempt from registration under Section 4(2) of the Act, or Regulation D or Regulation S promulgated thereunder.

Since our inception we have also issued an aggregate of 171,500 shares of preferred stock, par value of $0.01 per share. These shares include: 1) 50,000 shares of Class A preferred stock issued in February 1998 at a purchase price per share of $100, for a total of $5.0 million; 2) 40,000 shares of Class C preferred stock issued in March 1999 at a purchase price per share of $100 for a total of approximately $4.0 million; 3) 10,000 shares of Class C preferred stock issued in June 1999 at a purchase price per share of $100 for a total of approximately $1.0 million; and 4) 71,500 shares of Class D preferred stock issued in July 2001 at a purchase price per share of $100 for a total of approximately $7.2 million. All such sales and issuances were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2), Regulation D or Regulation S promulgated thereunder.

Since our inception, we have issued warrants to purchase 1,017,614 shares of common stock at a weighted average exercise price of $4.37 per share. All such issuances were made under the exemption from registration provided under Section 4(2) of the Act.

Pursuant to our equity compensation plan, as of June 30, 2003 there were outstanding options to purchase a total of 1,004,415 shares of common stock at a weighted average exercise price of $4.46 per share. On October 12, 2003 our compensation committee and board of directors have approved the grant of options to purchase a total of 134,500 shares to certain of our directors, executive officers and other employees at an exercise price equal to the initial public offering price per share in this offering. For a more detailed description of our equity compensation plan, see “Management — Equity Compensation Plan.” In granting the options and selling the underlying securities upon exercises of the options, we are relying upon exemption from registration set forth in Section 4(2) of the Act and/or Rule 701, Regulation D or Regulation S promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit
Number	Description

1.1*	Form of Purchase Agreement.
3.1	Amended and Restated Articles of Incorporation of the Registrant.
3.2	Bylaws of the Registrant.
4.1	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
5.1*	Opinion of Morgan, Lewis & Bockius LLP.
10.1†	2003 Equity Compensation Plan of the Registrant.
10.2	2003 Employee Stock Purchase Plan of the Registrant.
10.3	Lease Agreement, dated as of April 9, 1998, and amendment thereto dated as of September 22, 1999 between W9/PHC Real Estate Limited Partnership and Marlin Leasing Corporation.
10.4	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.
10.5	Employment Agreement, dated as of October 14, 2003 between Gary R. Shivers and the Registrant.
10.6	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.7**	Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of December 1, 2000, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV and Wells Fargo Bank Minnesota, National Association.
10.8**	Amended and Restated Series 2000-A Supplement dated as of August 7, 2001, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of December 1, 2000, by and among Marlin Leasing Corp., Marlin Leasing Receivables Corporation IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank Minnesota, National Association.
10.9**	Third Amendment, dated as of December 1, 2000, to the Amended and Restated Series 2000-A Supplement dated as of September 25, 2002, to the Master Lease Receivables Asset-Backed Financing Facility Agreement by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV, LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank Minnesota, National Association.
10.10**	Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 31, 2001, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.11**	First Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of July 28, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.12**	Master Lease Receivables Asset-Backed Financing Facility Agreement (the Master Facility Agreement), dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II and Wells Fargo Bank Minnesota, National Association.
10.13**	Series 2002-A Supplement, dated as of April 1, 2002, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, National City Bank and Wells Fargo Bank Minnesota, National Association.

Exhibit
Number	Description

10.14**	First Amendment to Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement and Consent to Assignment of 2002-A Note, dated as of July 10, 2003, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, ABN AMRO Bank N.V. and Wells Fargo Bank Minnesota, National Association.
21.1	Subsidiaries of Marlin Business Services Corp.
23.1	Consent of KPMG LLP.
23.2*	Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
99.1	Consent of John J. Calamari to being named as a director in the Registration Statement.

*	To be filed by amendment.

**	Previously filed.

† Compensatory plan or arrangement.

(b) Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby (1) undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser; (2) agrees that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) agrees that for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the township of Mt. Laurel, State of New Jersey, on October 14, 2003.

MARLIN BUSINESS SERVICES CORP.

By	/s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Daniel P. Dyer and Gary R. Shivers and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement and a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ DANIEL P. DYER Daniel P. Dyer	Chairman and Chief Executive Officer (Principal Executive Officer)	October 14, 2003

/s/ BRUCE E. SICKEL Bruce E. Sickel	Chief Financial Officer (Principal Financial & Accounting Officer)	October 14, 2003

* Gary R. Shivers	President and Director	October 14, 2003

* Lawrence J. DeAngelo	Director	October 14, 2003

* Kevin J. McGinty	Director	October 14, 2003

Signature	Title	Date

* James W. Wert	Director	October 14, 2003

* Loyal W. Wilson	Director	October 14, 2003

*By: /s/ DANIEL P. DYER Daniel P. Dyer, as Attorney-in-Fact		October 14, 2003